SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ TERUHISA TOKUNAKA
(Signature)

Teruhisa Tokunaka
Executive Deputy President and Group Chief Strategy Officer

Date:  June 4, 2003

List of materials

Documents attached hereto:

i) A press release regarding Consolidated Financial Statements for the fiscal year ended March 31, 2003

ii) A press release regarding Notice of the Ordinary General Meeting of Shareholders to be held on June 20, 2003

Contents

Financial Highlights	2

Operational Review	3

Five-Year Summary of Selected Financial Data	20

Consolidated Balance Sheets	22

Consolidated Statements of Income	24

Consolidated Statements of Cash Flows	26

Consolidated Statements of Changes in Stockholders’ Equity	28

Index to Notes to Consolidated Financial Statements	32

Notes to Consolidated Financial Statements	33

Report of Independent Accountants	105

Management	106

Investor Information	108

Cautionary Statement

Statements made in this document with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include but are not limited to those using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “may” or “might” and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology (particularly in the Electronics business), and subjective and changing consumer preferences (particularly in the Game, Music, and Pictures businesses); (iv) Sony’s ability to implement successfully the restructuring initiatives in its Electronics, Music and Pictures businesses and its network strategy for its Electronics, Music, Pictures, and Game businesses; (v) Sony’s ability to compete and develop and implement successful sales and distribution strategies in light of Internet and other technological developments in its Music and Pictures businesses; (vi) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments (particularly in the Electronics business); (vii) the success of Sony’s joint ventures and alliances; and (viii) the outcome of contingencies. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Financial Highlights

Sony Corporation and Consolidated Subsidiaries—Year ended March 31

OPERATING RESULTS

	2002	2003	Percent change 2003/2002	2003
	Yen in billions except per share amounts and number of employees			Dollars in millions except per share amounts
FOR THE YEAR
Sales and operating revenue	¥7,578.3	¥7,473.6	-1.4%	$62,280
Operating income	134.6	185.4	+37.7	1,545
Income before income taxes	92.8	247.6	+166.9	2,064
Income before cumulative effect of accounting changes	9.3	115.5	+1,137.9	963
Net income	15.3	115.5	+654.5	963

Per share of common stock:
Income before cumulative effect of accounting changes
—Basic	¥10.21	¥125.74	+1,131.5%	$1.05
—Diluted	10.18	118.21	+1,061.2	0.99
Net income
—Basic	16.72	125.74	+652.0	1.05
—Diluted	16.67	118.21	+609.1	0.99
Cash dividends	25.00	25.00		0.21

AT YEAR-END
Stockholders’ equity	¥2,370.4	¥2,280.9	-3.8%	$19,007
Total assets	8,185.8	8,370.5	+2.3	69,755

Number of employees	168,000	161,100

Notes:

1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥120=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2003.
2.	Cash dividends per share of common stock for the year ended March 31, 2003 include a dividend which is subject to approval of the Ordinary General Meeting of Shareholders to be held on June 20, 2003.
3.	On April 1, 2002, Sony adopted Statement of Financial Accounting Standards (“FAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The adoption of the provision of FAS No. 144 did not have a material impact on Sony’s results of operations and financial position for the year ended March 31, 2003.
4.	In April 2002, the Financial Accounting Standards Board (“FASB”) issued FAS No.145, “Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections”. Sony elected early adoption of this statement retroactive to April 1, 2002. The adoption of this statement did not have an impact on Sony’s results of operations and financial position.
5.	In June 2002, the FASB issued FAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities” which nullifies Emerging Issues Task Force (“EITF”) Issue No.94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an activity (including Certain Costs Incurred in a Restructuring)”. Sony adopted FAS No.146 on January 1, 2003. The impact of the adoption of this statement on Sony’s results of operations and financial position was immaterial.
6.	In November 2002, the FASB issued FASB Interpretation (“FIN”) No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No.5, 57, and 107 and rescission of FASB Interpretation No.34”. The initial recognition and initial measurement provisions of FIN No.45 did not have material effect on Sony’s results of operations and financial position as at and for the year ended March 31, 2003.
7.	In December 2002, the FASB issued FAS No.148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No.123”. Sony has accounted for its employee stock-based compensation in accordance with Accounting Principles Board Opinion (“APB”) No.25, “Accounting for Stock Issued to Employees” and, therefore, the adoption of the provisions of FAS No.148 did not have an impact on Sony’s results of operations and financial position.
8.	In January 2003, the FASB issued FIN No.46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No.51”. This interpretation addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). FIN No.46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No.46 become effective for Sony during the second quarter of the year ending March 31, 2004. Sony did not enter into any new arrangements with VIEs during the period February 1, 2003 through March 31, 2003.
9.	On April 1, 2001, Sony adopted FAS No.133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No.138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB statement No.133”. As a result, Sony’s operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by ¥3.0 billion, ¥3.4 billion and ¥2.2 billion, respectively. Additionally, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1.1 billion in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥6.0 billion in the cumulative effect of accounting changes in the consolidated statement of income.
10.	In July 2001, the FASB issued FAS No. 142 “Goodwill and Other Intangible Assets”. Sony adopted FAS No. 142 retroactive to April 1, 2001. As a result, Sony’s operating income and income before income taxes for the year ended March 31, 2002 increased by ¥20.1 billion and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by ¥18.9 billion.

Operational Review

Highlights

•	Although sales decreased slightly year on year to ¥7,473.6 billion ($62.3 billion), operating income increased ¥50.8 billion to ¥185.4 billion ($1.55 billion). Net income was ¥115.5 billion ($963 million), a year on year increase of ¥100.2 billion. The depreciation of the yen against the euro had a positive impact on sales and operating income.

•	Although sales in the Electronics business decreased 6.5% due to a decrease in sales of Aiwa products and VAIO PCs, an operating income of ¥41.4 billion ($345 million) was recorded compared to an operating loss of ¥1.2 billion in the previous fiscal year. The improved operating performance resulted from the benefit of restructuring initiatives primarily in the components category, and the contribution to profitability of digital still cameras and CCDs. Inventory decreased ¥79.6 billion year on year.

•	Unit sales of hardware and software in the Game business increased mainly in the U.S. and Europe. Sales decreased 4.9% year on year due, in part, to strategic price reductions of hardware in all major regions. Operating income increased ¥29.7 billion to ¥112.7 billion ($939 million) because of strong software unit sales and reductions of hardware manufacturing costs.

•	The Pictures business recorded its highest ever sales and operating income, ¥802.8 billion ($6,690 million) and ¥59.0 billion ($491 million), respectively, for the fiscal year due to the strong worldwide theatrical and home entertainment performance of current year releases including Spider-Man, Men in Black II, xXx and Mr. Deeds.

•	The Music business recorded a ¥8.7 billion ($72 million) operating loss due to an increase in restructuring charges at the U.S. subsidiary and a decrease in worldwide album sales, as a result of the contraction of the global music market primarily brought on by increased digital piracy.

•	Cash flow was positive throughout the fiscal year and significantly improved compared with the previous fiscal year due to an increase in operating income and reduced capital expenditures.

Consolidated Results for the Fiscal Year

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥7,473.6 billion ($62.3 billion), a decrease of 1.4% year on year (2% decrease on a local currency basis—see Note I on page 14).

•	Sales to external customers fell 4.8% in the Electronics business and 5.1% in the Game business.

•	However, sales in the Pictures segment rose 26.3% to reach a record ¥802.8 billion ($6,690 million).

Operating income was ¥185.4 billion ($1,545 million), an increase of ¥50.8 billion, or 37.7%, year on year (5% decrease on a local currency basis).

•	Business segments that contributed to an increase in operating income:

→	Operating performance in the Electronics business improved ¥42.5 billion from an operating loss recorded in the previous year. In the Game business, operating income increased ¥29.7 billion, and in the Pictures business, operating income increased ¥27.7 billion.

•	Business segments that contributed to a decrease in operating income:

→	Operating performance in the Music business deteriorated significantly, by ¥28.8 billion, and an operating loss was recorded. In the Other business, operating loss increased ¥15.3 billion (an operating loss was recorded in the previous year as well).

•	Selling, general and administrative expenses during the fiscal year increased ¥76.6 billion primarily due to an increase in advertising and promotion expenses and severance related expenses.

•	Restructuring charges for the fiscal year amounted to approximately ¥100 billion ($833 million). The severance related expenses mentioned above are included in these charges.

→	On a business segment basis, the most significant charges were recorded in Electronics, approximately ¥70 billion ($583 million), and in Music, approximately ¥24 billion ($200 million).

Income before income taxes was ¥247.6 billion ($2,064 million), an increase of ¥154.8 billion, or 166.9%, year on year.

•	In addition to the increase in operating income, other income increased ¥61.2 billion and other expenses decreased ¥42.8 billion.

→	Primary factor contributing to the increase in other income:

~	The recording of a ¥66.5 billion gain* on the sale of Sony’s equity interest in Telemundo Communications Group, Inc. and its subsidiaries (“Telemundo”), a U.S. based Spanish language television network and station group that was accounted for by the equity method. (*The dollar amount of the gain recorded on the sale of Telemundo at Sony’s U.S. based subsidiary was $511 million.)

→	Primary factors contributing to the decrease in other expenses:

~	The recording of a net foreign exchange gain of ¥1.9 billion ($16 million) compared with a net foreign exchange loss of ¥31.7 billion recorded in the previous year.

~	A decrease in interest expense of ¥9.1 billion as a result of lower average balances of short-term borrowings and lower interest rates.

~	Partially offsetting these factors was a ¥4.7 billion increase in losses on the devaluation of securities.

Net income was ¥115.5 billion ($963 million), an increase of ¥100.2 billion, or 654.5%, year on year.

•	Factor positively affecting net income: increase in income before income taxes.

•	Factors negatively affecting net income:

→	An income tax increase of ¥15.6 billion.

~	Factor adding to tax expense: increase in income before income taxes.

~	Factors offsetting the increase in tax expense:

♦	A reversal of ¥51.9 billion ($433 million) in valuation allowances on deferred tax assets held by Aiwa Co. Ltd. (“Aiwa”) because these assets became recoverable as a result of Sony’s decision to merge with Aiwa.

~	The effective income tax rate was 32.6% compared to 70.3% in the previous year.

→	The recording of a ¥6.6 billion ($55 million) minority interest in the income of consolidated subsidiaries, compared to a ¥16.2 billion minority interest in the loss of consolidated subsidiaries in the previous year.

~	With regards to minority interest of Aiwa, a significant loss was recorded in the previous year due to a loss incurred by Aiwa, and income was recorded in the current year due to a reversal in taxable incomes mentioned above.

→	A ¥10.2 billion increase in equity in net losses of affiliated companies.

~	Losses increased at the following companies:

♦	Sony Ericsson Mobile Communications (“SEMC”), a mobile handset joint venture established in October 2001 in which Sony has a 50% equity holding.

♦	ST-Liquid Crystal Display Corp (“ST-LCD”), a joint venture based in Japan which manufactures LCD panels.

~	Factors offsetting the increase in net losses of affiliated companies.

♦	The elimination of losses at Columbia House Company, a direct marketer of music and videos in the U.S., and Telemundo, due to the sale of Sony’s equity interest in these companies, which had recorded losses in the prior year.

SEMC performance for the year ended March 31, 2003

Shipments of mobile handsets:	22.49 million

Net sales:	3,860 million euro

Loss before tax:	404 million euro

Net loss:	348 million euro

Sony’s equity in net loss of affiliate:	¥20.8 billion ($173 million)

Reasons for loss:	Lower than expected revenues for CDMA and TDMA handsets in the U.S. market.

Delays in the launches of certain low-end to mid-end GSM products.

Expenses for establishing the joint venture and product development.

→	The absence of the ¥6.0 billion gain recorded in the previous year due to the cumulative effect of a change in accounting principles.

Operating Performance Highlights by Business Segment

Electronics

	Year ended March 31
	2002	2003	Percent change 2003/2002	2003
	Yen in billions			Dollars in millions
Sales and operating revenue	¥5,286.2	¥4,940.5	-6.5%	$41,170
Operating income (loss)	(1.2)	41.4	—	345

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥4,940.5 billion ($41.2 billion), a decrease of 6.5% year on year (7% decrease on a local currency basis).

•	Product categories with increased sales:

→	“Semiconductors” by 12.3%, “Components” by 2.2%, “Video” by 2.1% and “Television” by 0.4%.

•	Product categories with decreased sales:

→	“Information and Communications” by 17.9%, “Audio” by 8.7% and “Other” (which contains Aiwa) by 2.1%.

•	On a local currency basis:

→	Products with the largest decreases in sales:

~	Aiwa products, VAIO PCs, audio products, CRT computer displays, cellular phones (now sold mainly to SEMC), video cameras and CRT televisions.

→	Products with the largest increases in sales:

~	Digital still cameras (“Cybershot”), personal digital assistants (“CLIE”), semiconductors (especially CCDs and LCDs) and projection TVs.

→	On a geographic basis:

~	Sales fell in the U.S., Japan and Europe.

~	Sales rose in other areas, particularly in East Asia (not including Japan).

In terms of profitability, operating income of ¥41.4 billion ($345 million) was recorded compared with operating loss of ¥1.2 billion in the previous fiscal year, an improvement of ¥42.5 billion year on year.

•	The following factors contributed to the improvement in profitability:

→	Increased demand for semiconductors, particularly CCDs, and an increase in sales in the digital still camera and battery businesses.

→	An improvement in the profit structure of businesses such as portable audio and components, particularly cathode ray tubes, due to the benefit of restructuring (reductions in fixed costs, via the sale and disposal of underused production facilities, and headcount reductions) carried out in the previous year.

→	The positive impact of the depreciation of the yen against the euro which exceeded the negative impact of the depreciation of the yen against the U.S. dollar.

→	The transfer of the mobile handset business (which recorded a loss in the previous year) to SEMC, an affiliate accounted for under the equity method.

•	Product categories information:

→	Categories recording operating income:

~	“Audio”, which benefited from the effects of restructuring, “Television”, in which demand rose for large-screen televisions, and “Video”, in which there was a significant increase in sales for digital still cameras. “Components” changed from loss to profit due to the effects of restructuring.

→	Categories recording operating loss:

~	Losses decreased in “Information and Communications”, because the mobile handset business was transferred to SEMC, and in “Semiconductors”, where there was an increase in demand, particularly for CCDs. Losses increased in the “Other” segment, principally due to losses at Aiwa.

Sales of Aiwa products fell year on year. Aiwa recorded an operating loss due to expenses incurred for restructuring including headcount reductions, inventory write-downs brought about by the concentration of product lines, and the sale and disposal of production facilities. Sony absorbed Aiwa by merger on December 1, 2002.

Inventory on March 31, 2003 was ¥432.4 billion ($3,603 million), a ¥79.6 billion, or 15.6%, decrease compared with the level on March 31, 2002.

Game

	Year ended March 31
	2002	2003	Percent change 2003/2002	2003

	Yen in billions			Dollars in millions
Sales and operating revenue	¥1,003.7	¥955.0	-4.9%	$7,958
Operating income	82.9	112.7	+35.9	939

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥955.0 billion ($7,958 million), a decrease of 4.9% year on year (7% decrease on a local currency basis).

•	Although hardware sales decreased, software sales increased, year on year.

→	Strategic price reductions of PlayStation 2 hardware in all major regions contributed to a year on year decrease in hardware sales revenue in the U.S. and Japan, although sales revenue increased in Europe mainly due to the positive impact of the depreciation of the yen against the euro. Hardware unit sales of PlayStation 2 decreased in Japan, but increased in the U.S. and Europe.

→	Unit sales of PlayStation 2 software significantly increased in Japan, the U.S. and Europe. Sales revenue increased in the U.S. and Europe, but decreased in Japan due to a decrease in unit sales of in-house developed software.

•	Worldwide hardware production shipments:*

→	PS 2: 22.52 million units (an increase of 4.45 million units)

→	PS one: 6.78 million units (a decrease of 0.62 million units)

•	Worldwide software production shipments:*

→	PS 2: 189.90 million units (an increase of 68.10 million units)

→	PlayStation: 61.00 million units (a decrease of 30.00 million units)

*	Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

Operating income was ¥112.7 billion ($939 million), an increase of ¥29.7 billion, or 35.9%, year on year (12% increase on a local currency basis).

•	Although hardware sales decreased primarily due to strategic price reductions in all major regions, the positive impact of the depreciation of the yen against the euro, in addition to the continued reduction of manufacturing costs, led to an increase in operating income.

•	Strong software sales mainly in the U.S. and Europe also contributed to an overall increase in operating income.

Inventory on March 31, 2003 was ¥143.4 billion ($1,195 million), a ¥24.4 billion, or 20.5%, increase compared with the level on March 31, 2002.

Music

	Year ended March 31
	2002	2003	Percent change 2003/2002	2003
	Yen in billions			Dollars in millions
Sales and operating revenue	¥642.8	¥636.3	-1.0%	$5,303
Operating income (loss)	20.2	(8.7)	—	(72)

The amounts presented above are the sum of the yen-translated results of Sony Music Entertainment Inc. (“SMEI”), a U.S. based operation, which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc. (“SMEJ”), a Japan based operation which aggregates results in yen. Management analyzes the results of SMEI in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales were ¥636.3 billion ($5,303 million), a decrease of 1.0% year on year (1% increase on a local currency basis). Of the Music segment’s sales, 72% were generated by SMEI, and 28% were generated by SMEJ.

•	SMEI’s sales (on a U.S. dollar basis) increased 6%.

→	Sales increased due to an increase in manufacturing sales of DVD software to the Pictures and Game segments.

→	Partially offsetting the increase in sales was a decline in album sales in many regions worldwide due to the continued contraction of the global music industry brought on by digital piracy combined with competition from other entertainment sectors and economic uncertainty impacting consumer spending.

→	Titles contributing the most to sales:

~	Dixie Chicks’ Home, Shakira’s Laundry Service, Jennifer Lopez’s This is Me…Then, and Celine Dion’s One Heart.

•	SMEJ’s sales decreased 10%.

→	Sales decreased because of the continued contraction of the music industry.

→	Titles contributing the most to sales:

~	Chemistry’s Second to None, Mika Nakashima’s TRUE, Chitose Hajime’s Hainumikaze, and Ken Hirai’s Life is…

In terms of profitability, an operating loss of ¥8.7 billion ($72 million) was recorded compared with operating income of ¥20.2 billion in the previous year, a deterioration of ¥28.8 billion year on year.

•	SMEI incurred an operating loss (on a U.S. dollar basis) compared to operating income in the prior year.

→	Reasons for the decline in profit performance:

~	An increase year on year in restructuring charges of approximately $120 million.

♦	During the fiscal year, restructuring charges of approximately $190 million were recorded for initiatives including the closure of a manufacturing facility in the U.S., the consolidation of several distribution facilities outside of the U.S., and the further consolidation of various support functions across labels and operating units.

♦	The restructuring activities undertaken resulted in a reduction during the fiscal year of over 1,400 employees worldwide.

♦	These continuing aggressive restructuring activities are being taken to counteract the effect of the decrease in album sales.

~	A decrease in album sales and an increase in talent-related expenses.

→	Factors partially offsetting the decline in profit performance:

~	A decrease in advertising and promotion expenses.

~	Savings realized from SMEI’s previously implemented restructuring initiatives.

~	Higher income generated by the increased DVD software manufacturing activity.

•	SMEJ’s operating income decreased 81% year on year due to the drop in sales and an increase in severance related expenses incurred from restructuring.

Pictures

	Year ended March 31
	2002	2003	Percent change 2003/2002	2003
	Yen in billions			Dollars in millions
Sales and operating revenue	¥635.8	¥802.8	+26.3%	$6,690
Operating income	31.3	59.0	+88.6	491

The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S. based operation, which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales were ¥802.8 billion ($6,690 million), an increase of 26.3% year on year (30% increase on a U.S. dollar basis). This represented the highest sales ever recorded by SPE.

•	The reasons for the significant increase in sales (on a U.S. dollar basis) were:

→	The strong worldwide performance, both theatrically and in home entertainment, of current year releases including Spider-Man, Men in Black II, xXx, and Mr. Deeds.

~	Spider-Man, the highest grossing film in SPE’s history, exceeded $800 million in worldwide box office.

~	The increased worldwide popularity of DVDs, together with the successful film slate, contributed to the higher home entertainment revenues.

Operating income was ¥59.0 billion ($491 million), an increase of ¥27.7 billion, or 88.6%, year on year (92% increase on a U.S. dollar basis). This also represented the highest operating income ever achieved by SPE.

•	The reasons for the increase in profitability were:

→	Substantially higher theatrical and home entertainment revenues, as noted above, driven by SPE’s successful summer theatrical release slate.

→	Higher television operating income due to the recording of restructuring expenses in the previous fiscal year.

→	Lower losses on and a reduction in the number of new network television shows and pilots as a result of that restructuring.

→	Increased revenues from the game show, Wheel of Fortune.

•	Partially offsetting the increase in profitability were:

→	Disappointing performance from several films including I Spy and Stuart Little 2.

→	A provision with respect to previously recorded revenue and adjustments to ultimate film income from KirchMedia.

~	KirchMedia is an insolvent licensee in Germany of SPE’s feature film and television products.

In April 2002, SPE sold its entire equity interest in Telemundo. Cash proceeds of ¥88.4 billion* were received upon the closing and a gain of ¥66.5 billion* was recorded on this sale in “gain on sales of securities investments, net” (in other income).

(*The dollar amount of the cash proceeds and gain recorded on the sale of Telemundo were $679 million and $511 million, respectively.)

Financial Services

	Year ended March 31
	2002	2003	Percent change 2003/2002	2003
	Yen in billions			Dollars in millions
Financial services revenue	¥512.2	¥540.5	+ 5.5%	$4,504
Operating income	22.1	23.3	+5.4	194

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Financial Services revenue was ¥540.5 billion ($4,504 million), an increase of 5.5% year on year.

•	Revenue increased primarily due to an increase in revenue at Sony Life Insurance Co., Ltd. (“Sony Life”).

→	Insurance revenue rose due to an increase in insurance-in-force.

→	Valuation gains and losses from investments in the general account improved because, even though a slight loss was recorded due to the devaluation of Argentine government bonds held in that account, the amount of that loss decreased significantly compared with the loss recorded in the previous year.

→	Sony Life’s revenue gains were partially offset by a deterioration of valuation gains and losses from investments in the separate account, which resulted from the stock market downturn.

~	Valuation gains and losses from investments in the separate account accrue directly to the account of policyholders and, therefore, do not affect operating income.

•	In addition, the following factors affected Financial Services business segment revenue:

→	An increase in revenue at Sony Assurance Inc. due to higher insurance revenue brought about by an expansion in insurance-in-force.

→	A decrease in revenue at Sony Finance International, Inc. (“Sony Finance”) brought about by a decrease in revenues from rent, despite an increase in leasing and other revenue.

Operating income increased ¥1.2 billion or 5.4% year on year to ¥23.3 billion ($194 million).

•	Operating income at Sony Life increased due to an increase in insurance revenue and the improvement in valuation gains and losses from investments in the general account.

•	In addition, the following factors affected Financial Services business operating income:

→	Fewer losses at Sony Assurance Inc. due to an increase in insurance revenue, a decrease in the proportion of insurance payouts relative to the number of policyholders, and an improvement in the ratio of operating expenses to sales.

→	A recording of a loss at Sony Finance due to a deterioration of profitability brought on by an increase in operating expenses in connection with the credit card business.

→	Continuing losses at Sony Bank, which began operations in June 2001.

Other

	Year ended March 31
	2002	2003	Percent change 2003/2002	2003
	Yen in billions			Dollars in millions
Sales and operating revenue	¥203.8	¥250.3	+22.8%	$2,086
Operating income (loss)	(16.6)	(32.0)	—	(266)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥250.3 billion ($2,086 million), an increase of 22.8% year on year. (Of sales in the Other segment, 48% were sales to outside customers).

•	Sales increased due to increased sales of NACS-related businesses (see Note II on page 14), due primarily to increased sales at an in-house oriented information system service business, and increased sales at an advertising agency business subsidiary in Japan.

In terms of profitability, an operating loss of ¥32.0 billion ($266 million) was recorded compared with an operating loss of ¥16.6 billion in the previous year, a deterioration of ¥15.3 billion.

•	An increase in aggregate losses at NACS-related businesses was the principal cause of the deterioration:

→	There was an increase in expenses incurred in connection with the creation of a platform business, such as expenses for the development of network technology.

→	Impairments of professional-use software were recorded.

→	Offsetting the increase in operating losses for the segment was the recording of operating income at Sony Communication Network Corporation.

Notes

Note I:	During the fiscal year ended March 31, 2003, the average value of the yen was ¥120.9 against the U.S. dollar and ¥119.5 against the euro, which was 2.6% higher against the U.S. dollar and 8.8% lower against the euro, compared with the average rate for the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating revenue (“sales”) and operating income obtained by applying the yen’s average exchange rate in the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the current fiscal year. Local currency basis results are not reflected in Sony’s financial statements and are not measures conforming with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”). In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.

Note II:	Commencing with the first quarter ended June 30, 2002, Sony partly realigned its business segment configuration and Electronics segment product category configuration. In accordance with this realignment, results of the previous fiscal year have been reclassified to conform to the presentation for the current fiscal year. Sales of related businesses in the Network Application and Contents Service Sector (“NACS”), established in April 2002 to enhance network businesses, are included in the “Other” segment. In addition to Sony Communication Network Corporation, which was originally contained in the “Other” segment, NACS-related businesses include an in-house oriented information system service business and an IC card business formerly contained in the “Other” category of the Electronics segment.

Note III:	“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income” in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated. “Sales on a product category basis” in the Electronics segment represents only sales of products to external customers, i.e. those sales recorded after intersegment and inter category transactions have been eliminated.

Remarks on Upcoming Initiatives by Nobuyuki Idei, Chairman and CEO of Sony Corporation

In 2006, Sony will celebrate its 60th anniversary. In the next three years up until this landmark date, we will invest a total of ¥1.3 trillion in the following initiatives as we create a new profit model and accelerate our transformation into a knowledge and capital-intensive company.

1) We will strengthen our semiconductor business with investments of approximately ¥500 billion over the next three years. The investments will drive the development and manufacture of key devices such as imaging devices, a market for which we foresee significant growth, and semiconductors, which make use of the latest process technology, to help form the foundation of our competitive strength in the broadband network era.

2) We will increase investment in R&D to enhance the competitiveness of products and create a new laboratory to further stimulate content distribution. Investment in R&D over the next three years will total ¥500 billion.

3) In order to transform Sony into a highly profitable company, we will record, over the next three years, approximately ¥300 billion in restructuring costs for a variety of initiatives, including the further pursuit of downsizing and withdrawal from selected businesses and the continued implementation of fixed cost reductions.

In addition, Sony will continue to strengthen its potential for growth, competitiveness, and earnings capacity in the middle to long term through strategic alliances and other endeavors.

BUSINESS SEGMENT INFORMATION

	Year ended March 31
	2002	2003	Percent change 2003/2002	2003
	Yen in millions			Dollars in millions
Sales and operating revenue:
Electronics—
Customers	¥4,772,550	¥4,543,313	-4.8%	$37,861
Intersegment	513,631	397,137		3,309

Total	5,286,181	4,940,450	-6.5	41,170
Game—
Customers	986,529	936,274	-5.1	7,802
Intersegment	17,185	18,757		156

Total	1,003,714	955,031	-4.9	7,958
Music—
Customers	588,191	559,042	-5.0	4,659
Intersegment	54,649	77,256		644

Total	642,840	636,298	-1.0	5,303
Pictures—
Customers	635,841	802,770	+26.3	6,690
Intersegment	0	0		0

Total	635,841	802,770	+26.3	6,690
Financial Services—
Customers	483,313	512,641	+6.1	4,272
Intersegment	28,932	27,878		232

Total	512,245	540,519	+5.5	4,504
Other—
Customers	111,834	119,593	+6.9	996
Intersegment	91,977	130,721		1,090

Total	203,811	250,314	+22.8	2,086
Elimination	(706,374)	(651,749)	—	(5,431)

Consolidated total	¥7,578,258	¥7,473,633	-1.4%	$62,280

Electronics intersegment amounts primarily consist of transactions with the Game business.

Music intersegment amounts primarily consist of transactions with Game and Pictures businesses.

Other intersegment amounts primarily consist of transactions with the Electronics business.

	Year ended March 31
	2002	2003	Percent change 2003/2002	2003
	Yen in millions			Dollars in millions
Operating income (loss):
Electronics	¥(1,158)	¥41,380	—%	$345
Game	82,915	112,653	+35.9	939
Music	20,175	(8,661)	—	(72)
Pictures	31,266	58,971	+88.6	491
Financial Services	22,134	23,338	+5.4	194
Other	(16,604)	(31,950)	—	(266)

Total	138,728	195,731	+41.1	1,631

Corporate and elimination	(4,097)	(10,291)	—	(86)

Consolidated total	¥134,631	¥185,440	+37.7%	$1,545

Electronics Sales and Operating Revenue to Customers by Product Category

	Year ended March 31
	2002	2003	Percent change 2003/2002	2003
	Yen in millions			Dollars in millions
Sales and operating revenue:
Audio	¥ 747,469	¥ 682,517	-8.7%	$5,688
Video	806,401	823,354	+2.1	6,861
Televisions	842,388	846,139	+0.4	7,051
Information and Communications	1,167,328	958,556	-17.9	7,988
Semiconductors	182,276	204,710	+12.3	1,706
Components	525,568	537,358	+2.2	4,478
Other	501,120	490,679	-2.1	4,089

Total	¥4,772,550	¥4,543,313	-4.8%	$37,861

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on page 16. The Electronics business is managed as a single operating segment by Sony’s management. However, Sony believes that the information in this table is useful to investors in understanding the sales contributions of the products in this business segment. In addition, commencing with the first quarter ended June 30, 2002, Sony has partly realigned its product category configuration in the Electronics business. In accordance with this change, results of the previous year have been reclassified to conform to the presentations for the current year.

Sales of mobile phones are no longer recorded in the “Information and Communications” category as of the third quarter ended December 31, 2001. From the third quarter of the previous year, sales of mobile phones manufactured for Sony Ericsson Mobile Communications, AB are recorded in the “Other” product category.

GEOGRAPHIC SEGMENT INFORMATION

	Year ended March 31
	2002	2003	Percent change 2003/2002	2003
	Yen in millions			Dollars in millions
Sales and operating revenue:
Japan	¥2,248,115	¥2,093,880	-6.9%	$17,449
United States	2,461,523	2,403,946	-2.3	20,033
Europe	1,609,111	1,665,976	+3.5	13,883
Other Areas	1,259,509	1,309,831	+4.0	10,915

Total	¥7,578,258	¥7,473,633	-1.4%	$62,280

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

CONDENSED FINANCIAL SERVICES FINANCIAL STATEMENTS

The Financial Services is included on a consolidated basis in Sony’s consolidated financial statements. The following schedule shows unaudited condensed financial statements for Financial Services and for Sony without Financial Services. While these presentations are not required under U.S. GAAP used in Sony’s consolidated financial statements, because the Financial Services is different in nature from Sony’s Electronics, Game, Music, and Pictures segments, Sony believes that these types of comparative presentations help the understanding and analysis of Sony’s consolidated financial statements.

Condensed balance sheets (unaudited)

March 31

	Financial Services			Sony without Financial Services			Consolidated
	2002	2003	2003	2002	2003	2003	2002	2003	2003
	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions
ASSETS
Cash and cash equivalents	¥ 327,262	¥ 274,928	$2,291	¥ 356,538	¥ 438,130	$3,651	¥ 683,800	¥ 713,058	$5,942
Marketable securities	157,363	236,621	1,972	4,784	4,899	41	162,147	241,520	2,013
Other current assets	142,051	176,376	1,470	2,412,799	2,057,930	17,149	2,491,265	2,199,636	18,330
Investments and advances	1,388,556	1,741,748	14,515	420,226	372,671	3,106	1,697,807	1,994,123	16,618
Investments in Financial Services	—	—	—	170,189	170,189	1,418	—	—	—
Deferred insurance acquisition costs	308,204	327,869	2,732	—	—	—	308,204	327,869	2,732
Other long-lived assets	172,616	152,892	1,274	2,702,352	2,771,946	23,100	2,842,572	2,894,339	24,120

	¥2,496,052	¥2,910,434	$24,254	¥6,066,888	¥5,815,765	$48,465	¥8,185,795	¥8,370,545	$69,755

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits from customers in the banking business	¥ 106,472	¥ 248,721	$2,073	—	—	—	¥ 106,472	¥ 248,721	$2,073
Future insurance policy benefits and other	1,680,418	1,914,410	15,953	—	—	—	1,680,418	1,914,410	15,953
Other liabilities and minority interest in consolidated subsidiaries	390,976	425,591	3,547	¥3,834,544	¥3,677,646	$30,647	4,028,495	3,926,519	32,722

Total liabilities and minority interest in consolidated subsidiaries	2,177,866	2,588,722	21,573	3,834,544	3,677,646	30,647	5,815,385	6,089,650	50,748

Stockholders’ equity	318,186	321,712	2,681	2,232,344	2,138,119	17,818	2,370,410	2,280,895	19,007

	¥2,496,052	¥2,910,434	$24,254	¥6,066,888	¥5,815,765	$48,465	¥8,185,795	¥8,370,545	$69,755

Condensed statements of income (unaudited)

Year ended March 31

	Financial Services			Sony without Financial Services			Consolidated
	2002	2003	2003	2002	2003	2003	2002	2003	2003
	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions
Financial services revenue	¥512,245	¥540,519	$4,504	—	—	—	¥483,313	¥512,641	$4,272
Net sales and operating revenue	—	—	—	¥7,102,369	¥6,971,737	$58,098	7,094,945	6,960,992	58,008

	512,245	540,519	4,504	7,102,369	6,971,737	58,098	7,578,258	7,473,633	62,280

Financial services expenses and operating expenses	490,111	517,181	4,310	6,989,446	6,808,635	56,739	7,443,627	7,288,193	60,735

Operating income	22,134	23,338	194	112,923	163,102	1,359	134,631	185,440	1,545

Non-operating income (expenses), net	(1,861)	(1,307)	(10)	(40,421)	67,878	566	(41,856)	62,181	519

Income before income taxes	20,273	22,031	184	72,502	230,980	1,925	92,775	247,621	2,064

Income taxes and other	11,477	13,072	109	72,785	120,062	1,001	83,443	132,102	1,101

Cumulative effect of accounting changes	4,305	—	—	1,673	—	—	5,978	—	—

Net income	¥13,101	¥8,959	$75	¥1,390	¥110,918	$924	¥15,310	¥115,519	$963

Condensed statements of cash flows (unaudited)

Year ended March 31

	Financial Services			Sony without Financial Services			Consolidated
	2002	2003	2003	2002	2003	2003	2002	2003	2003
	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions
Net cash provided by operating activities	¥301,625	¥315,968	$2,633	¥436,059	¥542,848	$4,524	¥737,596	¥853,788	$7,115

Net cash used in investing activities	(401,866)	(517,383)	(4,311)	(368,951)	(185,163)	(1,543)	(767,117)	(706,425)	(5,887)

Net cash provided by (used in) financing activities	120,255	149,086	1,242	(31,603)	(251,128)	(2,093)	85,040	(93,134)	(776)

Effect of exchange rate changes on cash and cash equivalents	3	(5)	(0)	21,033	(24,965)	(208)	21,036	(24,971)	(208)

Net increase (decrease) in cash and cash equivalents	20,017	(52,334)	(436)	56,538	81,592	680	76,555	29,258	244
Cash and cash equivalents at beginning of year	307,245	327,262	2,727	300,000	356,538	2,971	607,245	683,800	5,698

Cash and cash equivalents at end of year	¥327,262	¥274,928	$2,291	¥356,538	¥438,130	$3,651	¥683,800	¥713,058	$5,942

Five-Year Summary of Selected Financial Data

Sony Corporation and Consolidated Subsidiaries—Year ended March 31

	1999	2000	2001	2002	2003	2003
	Yen in millions except per share amounts					Dollars in millions except per share amounts
FOR THE YEAR
Sales and operating revenue	¥6,804,182	¥6,686,661	¥7,314,824	¥7,578,258	¥7,473,633	$62,280
Operating income	338,061	223,204	225,346	134,631	185,440	1,545
Income before income taxes	377,691	264,310	265,868	92,775	247,621	2,064
Income taxes	176,973	94,644	115,534	65,211	80,831	674
Income before cumulative effect of accounting changes	179,004	121,835	121,227	9,332	115,519	963
Net income	179,004	121,835	16,754	15,310	115,519	963

Per share data:
Common stock
Income before cumulative effect of accounting changes
—Basic	¥ 218.43	¥ 144.58	¥ 132.64	¥ 10.21	¥ 125.74	$1.05
—Diluted	195.51	131.70	124.36	10.18	118.21	0.99
Net income
—Basic	218.43	144.58	18.33	16.72	125.74	1.05
—Diluted	195.51	131.70	19.28	16.67	118.21	0.99
Cash dividends	25.00	25.00	25.00	25.00	25.00	0.21

Subsidiary tracking stock
Net income (loss)
—Basic	—	—	—	(15.87)	(41.98)	(0.35)
Cash dividends	—	—	—	—	—	—

Depreciation and amortization*	¥ 307,173	¥ 306,505	¥ 348,268	¥ 354,135	¥ 351,925	$2,933
Capital expenditures
(additions to fixed assets)	353,730	435,887	465,209	326,734	261,241	2,177
R&D expenses	375,314	394,479	416,708	433,214	443,128	3,693

AT YEAR-END
Net working capital	¥1,030,463	¥ 861,674	¥ 830,734	¥ 778,716	¥ 719,166	$5,993
Stockholders’ equity	1,823,665	2,182,906	2,315,453	2,370,410	2,280,895	19,007
Stockholders’ equity per share attributable to common stock	¥ 2,224.35	¥ 2,409.36	¥ 2,521.19	¥ 2,570.31	¥ 2,466.81	$20.56
Total assets	¥6,299,053	¥6,807,197	¥7,827,966	¥8,185,795	¥8,370,545	$69,755

Number of shares issued at year-end (thousands of shares)
Common stock	410,439	453,639	919,617	919,744	922,385
Subsidiary tracking stock	—	—	—	3,072	3,072

*	Including amortization of deferred insurance acquisition costs.

Notes:	1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥120=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2003.
	2.

Per share data prior to the year ended March 31, 2001 have been adjusted to reflect the two-for-one stock split that has completed on May 19, 2000. However, no adjustment to reflect such stock sprit has been made to the number of shares issued at prior year-ends.

	3.	Cash dividends per share of common stock for the year ended March 31, 2003 include a dividend which is subject to approval of the Ordinary General Meeting of Shareholders to be held on June 20, 2003.
	4.

On April 1, 2002, Sony adopted Statement of Financial Accounting Standards (“FAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The adoption of the provision of FAS No.144 did not have a material impact on Sony’s results of operations and financial position for the year ended March 31, 2003.

	5.

In April 2002, the Financial Accounting Standards Board (“FASB”) issued FAS No.145, “Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections”. Sony elected early adoption of this statement retroactive to April 1, 2002. The adoption of this statement did not have an impact on Sony’s results of operations and financial position.

	6.

In June 2002, the FASB issued FAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities” which nullifies Emerging Issues Task Force (“EITF”) Issue No.94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an activity (including Certain Costs Incurred in a Restructuring)”. Sony adopted FAS No.146 on January 1, 2003. The impact of the adoption of this statement on Sony’s results of operations and financial position was immaterial.

	7.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No.5, 57, and 107 and rescission of FASB Interpretation No.34”. The initial recognition and initial measurement provisions of FIN No.45 did not have material effect on Sony’s results of operations and financial position as at and for the year ended March 31, 2003.

	8.

In December 2002, the FASB issued FAS No.148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No.123”. Sony has accounted for its employee stock-based compensation in accordance with Accounting Principles Board Opinion (“APB”) No.25, “Accounting for Stock Issued to Employees” and, therefore, the adoption of the provisions of FAS No.148 did not have an impact on Sony’s results of operations and financial position.

	9.

In January 2003, the FASB issued FIN No.46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No.51”. This interpretation addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). FIN No.46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No.46 become effective for Sony during the second quarter of the year ending March 31, 2004. Sony did not enter into any new arrangements with VIEs during the period February 1, 2003 through March 31, 2003.

10.	On April 1, 2001, Sony adopted FAS No.133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No.138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB statement No.133”. As a result, Sony’s operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by ¥3.0 billion, ¥3.4 billion and ¥2.2 billion, respectively. Additionally, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1.1 billion in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥6.0 billion in the cumulative effect of accounting changes in the consolidated statement of income.
11.	In July 2001, the FASB issued FAS No. 142 “Goodwill and Other Intangible Assets”. Sony adopted FAS No. 142 retroactive to April 1, 2001. As a result, Sony’s operating income and income before income taxes for the year ended March 31, 2002 increased by ¥20.1 billion and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by ¥18.9 billion.
12.	In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 00-2, “Accounting by Producers or Distributors of Films”. Sony adopted SOP 00-2 retroactive to April 1, 2000. As a result, Sony’s net income for the year ended March 31, 2001 included a one-time, non-cash charge with no tax effect of ¥101.7 billion, primarily to reduce the carrying value of its film inventory.
13.	In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”. Sony adopted SAB No. 101 in the fourth quarter ended March 31, 2001 retroactive to April 1, 2000. As a result, a one-time no-cash cumulative effect adjustment of ¥2.8 billion was recorded in the income statement directly above the caption of “net income” for a change in accounting principle.

Consolidated Balance Sheets

Sony Corporation and Consolidated Subsidiaries—March 31

	2002	2003	2003
	Yen in millions		Dollars in millions (Note 3)
ASSETS
Current assets:
Cash and cash equivalents	¥683,800	¥713,058	$5,942
Time deposits	5,176	3,689	31
Marketable securities (Note 8)	162,147	241,520	2,013
Notes and accounts receivable, trade (Notes 6 and 7)	1,363,652	1,117,889	9,316
Allowance for doubtful accounts and sales returns	(120,826)	(110,494)	(921)
Inventories (Note 4)	673,437	625,727	5,214
Deferred income taxes (Note 21)	134,299	143,999	1,200
Prepaid expenses and other current assets	435,527	418,826	3,490

Total current assets	3,337,212	3,154,214	26,285

Film costs (Note 5)	313,054	287,778	2,398

Investments and advances:
Affiliated companies (Note 6)	131,068	111,510	929
Securities investments and other (Notes 8, 11 and 12)	1,566,739	1,882,613	15,689

	1,697,807	1,994,123	16,618

Property, plant and equipment (Note 9):
Land	195,292	188,365	1,570
Buildings	891,436	872,228	7,269
Machinery and equipment	2,216,347	2,054,219	17,118
Construction in progress	66,825	60,383	503

	3,369,900	3,175,195	26,460
Less—Accumulated depreciation	1,958,234	1,896,845	15,807

	1,411,666	1,278,350	10,653

Other assets:
Intangibles, net (Notes 10 and 15)	233,088	258,624	2,155
Goodwill (Note 10)	317,240	290,127	2,418
Deferred insurance acquisition costs (Note 11)	308,204	327,869	2,732
Deferred income taxes (Note 21)	120,168	328,091	2,734
Other	447,356	451,369	3,762

	1,426,056	1,656,080	13,801

	¥8,185,795	¥8,370,545	$69,755

(Continued on following page.)

	2002	2003	2003
	Yen in millions		Dollars in millions (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 12)	¥113,277	¥124,360	$1,036
Current portion of long-term debt (Notes 9, 12 and 14)	240,786	34,385	287
Notes and accounts payable, trade (Note 6)	767,625	697,385	5,812
Accounts payable, other and accrued expenses (Notes 5 and 15)	869,533	864,188	7,202
Accrued income and other taxes	105,470	109,199	910
Deposits from customers in the banking business (Note 13)	106,472	248,721	2,073
Other (Notes 21 and 24)	355,333	356,810	2,972

Total current liabilities	2,558,496	2,435,048	20,292

Long-term liabilities:
Long-term debt (Notes 9, 12 and 14)	838,617	807,439	6,729
Accrued pension and severance costs (Note 15)	299,089	496,174	4,135
Deferred income taxes (Note 21)	159,573	159,079	1,326
Future insurance policy benefits and other (Note 11)	1,680,418	1,914,410	15,953
Other	255,824	255,478	2,129

	3,233,521	3,632,580	30,272

Minority interest in consolidated subsidiaries	23,368	22,022	184

Stockholders’ equity (Note 16):
Subsidiary tracking stock, no par value—
2002—Authorized 100,000,000 shares, outstanding 3,072,000 shares	3,917
2003—Authorized 100,000,000 shares, outstanding 3,072,000 shares		3,917	33
Common stock, no par value—
2002—Authorized 3,500,000,000 shares, outstanding 919,744,355 shares	472,189
2003—Authorized 3,500,000,000 shares, outstanding 922,385,176 shares		472,361	3,936
Additional paid-in capital	968,223	984,196	8,202
Retained earnings	1,209,262	1,301,740	10,848
Accumulated other comprehensive income—
Unrealized gains on securities (Note 8)	22,997	17,658	147
Unrealized losses on derivative instruments (Note 14)	(711)	(4,793)	(40)
Minimum pension liability adjustment (Note 15)	(72,040)	(182,676)	(1,522)
Foreign currency translation adjustments	(225,839)	(302,167)	(2,519)

	(275,593)	(471,978)	(3,934)
Treasury stock, at cost
(2002—1,239,304 shares, 2003—1,573,396 shares)	(7,588)	(9,341)	(78)

	2,370,410	2,280,895	19,007

Commitments and contingent liabilities (Notes 9 and 24)
	¥8,185,795	¥8,370,545	$69,755

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Sony Corporation and Consolidated Subsidiaries—Year ended March 31

	2001	2002	2003	2003
	Yen in millions			Dollars in millions (Note 3)
Sales and operating revenue:
Net sales (Note 6)	¥6,829,003	¥7,058,755	¥6,916,042	$57,634
Financial service revenue	447,147	483,313	512,641	4,272
Other operating revenue	38,674	36,190	44,950	374

	7,314,824	7,578,258	7,473,633	62,280

Costs and expenses:
Cost of sales (Notes 18 and 19)	5,046,694	5,239,592	4,979,421	41,495
Selling, general and administrative (Notes 17, 18 and 19)	1,613,069	1,742,856	1,819,468	15,162
Financial service expenses	429,715	461,179	489,304	4,078

	7,089,478	7,443,627	7,288,193	60,735

Operating income	225,346	134,631	185,440	1,545

Other income:
Interest and dividends (Note 6)	18,541	16,021	14,441	120
Royalty income	29,302	33,512	32,375	270
Foreign exchange gain, net	—	—	1,928	16
Gain on sales of securities investments and other, net	41,708	1,398	72,552	605
Gain on issuances of stock by equity investees (Note 20)	18,030	503	—	—
Other	60,073	44,894	36,232	302

	167,654	96,328	157,528	1,313

Other expenses:
Interest	43,015	36,436	27,314	228
Loss on devaluation of securities investments	4,230	18,458	23,198	193
Foreign exchange loss, net	15,660	31,736	—	—
Other	64,227	51,554	44,835	373

	127,132	138,184	95,347	794

Income before income taxes	265,868	92,775	247,621	2,064

Income taxes (Note 21):
Current	121,113	114,930	178,847	1,491
Deferred	(5,579)	(49,719)	(98,016)	(817)

	115,534	65,211	80,831	674

Income before minority interest, equity in net losses of affiliated companies and cumulative effect of accounting changes	150,334	27,564	166,790	1,390
Minority interest in income (loss) of consolidated subsidiaries	(15,348)	(16,240)	6,581	55
Equity in net losses of affiliated companies (Note 6)	44,455	34,472	44,690	372

Income before cumulative effect of accounting changes	121,227	9,332	115,519	963

Cumulative effect of accounting changes (2001: Including ¥491 million income tax expense 2002: Net of income taxes of ¥2,975 million) (Note 2)	(104,473)	5,978	—	—

Net income	¥16,754	¥15,310	¥115,519	$963

(Continued on following page.)

	2001	2002	2003	2003
	Yen			Dollars (Note 3)
Per share data (Note 22):
Common stock
Income before cumulative effect of accounting changes
—Basic	¥132.64	¥10.21	¥125.74	$1.05
—Diluted	124.36	10.18	118.21	0.99
Cumulative effect of accounting changes
—Basic	(114.31)	6.51	—	—
—Diluted	(105.08)	6.49	—	—
Net income
—Basic	18.33	16.72	125.74	1.05
—Diluted	19.28	16.67	118.21	0.99
Cash dividends	25.00	25.00	25.00	0.21
Subsidiary tracking stock (Note 16)
Net income (loss)
—Basic	—	(15.87)	(41.98)	(0.35)
Cash dividends	—	—	—	—

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Sony Corporation and Consolidated Subsidiaries—Year ended March 31

	2001	2002	2003	2003
	Yen in millions			Dollars in millions (Note 3)
Cash flows from operating activities:
Net income	¥16,754	¥15,310	¥115,519	$963
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization, including amortization of deferred insurance acquisition costs	348,268	354,135	351,925	2,933
Amortization of film costs	244,649	242,614	312,054	2,600
Accrual for pension and severance costs, less payments	21,759	14,995	37,858	316
Loss on sale, disposal or impairment of long-lived assets, net	24,304	49,862	39,941	333
Gain on securities contribution to employee retirement benefit trust (Note 8)	(11,120)	—	—	—
Gain on sales of securities investments and other, net	(41,708)	(1,398)	(72,552)	(605)
Gain on issuances of stock by equity investees (Note 20)	(18,030)	(503)	—	—
Deferred income taxes	(5,579)	(49,719)	(98,016)	(817)
Equity in net losses of affiliated companies, net of dividends	47,219	37,537	46,692	389
Cumulative effect of accounting changes (Note 2)	104,473	(5,978)	—	—
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(177,484)	111,301	174,679	1,456
(Increase) decrease in inventories	(103,085)	290,872	36,039	300
Increase in film costs (after adjustment for cumulative effect of an accounting change)	(269,004)	(236,072)	(317,953)	(2,650)
Increase (decrease) in notes and accounts payable, trade	95,213	(172,626)	(58,384)	(486)
Increase (decrease) in accrued income and other taxes	38,749	(39,589)	14,637	122
Increase in future insurance policy benefits and other	241,140	314,405	233,992	1,950
Increase in deferred insurance acquisition costs	(68,927)	(71,522)	(66,091)	(551)
Increase in marketable securities held in the insurance business for trading purpose	(20,000)	(55,661)	—	—
(Increase) decrease in other current assets	(17,031)	5,543	29,095	242
Increase (decrease) in other current liabilities	88,224	(19,418)	26,205	218
Other	5,983	(46,492)	48,148	402

Net cash provided by operating activities	¥544,767	¥737,596	¥853,788	$7,115

(Continued on following page.)

	2001	2002	2003	2003
	Yen in millions			Dollars in millions (Note 3)
Cash flows from investing activities:
Payments for purchases of fixed assets	¥(468,019)	¥(388,514)	¥(275,285)	$(2,294)
Proceeds from sales of fixed assets	26,704	37,434	25,711	214
Payments for investments and advances by financial service business	(329,319)	(705,796)	(1,026,361)	(8,553)
Payments for investments and advances (other than financial service business)	(136,818)	(90,544)	(109,987)	(917)
Proceeds from sales of securities investments, maturities of marketable securities and collections of advances by financial service business	93,226	345,112	542,539	4,521
Proceeds from sales of securities investments, maturities of marketable securities and collections of advances (other than financial service business)	94,264	33,969	135,834	1,132
Decrease in time deposits	914	1,222	1,124	10

Net cash used in investing activities	(719,048)	(767,117)	(706,425)	(5,887)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	195,118	228,999	12,323	103
Payments of long-term debt	(143,258)	(171,739)	(238,144)	(1,985)
Increase (decrease) in short-term borrowings	106,245	(78,104)	(7,970)	(66)
Increase in deposits from customers in the banking business (Note 13)	—	106,472	142,023	1,184
Proceeds from issuance of subsidiary tracking stock (Note 16)	—	9,529	—	—
Dividends paid	(22,774)	(22,951)	(22,871)	(191)
Other	(889)	12,834	21,505	179

Net cash provided by (used in) financing activities	134,442	85,040	(93,134)	(776)

Effect of exchange rate changes on cash and cash equivalents	21,020	21,036	(24,971)	(208)

Net increase (decrease) in cash and cash equivalents	(18,819)	76,555	29,258	244
Cash and cash equivalents at beginning of year	626,064	607,245	683,800	5,698

Cash and cash equivalents at end of year	¥607,245	¥683,800	¥713,058	$5,942

Supplemental data:
Cash paid during the year for—
Income taxes	¥93,629	¥148,154	¥171,531	$1,429
Interest	47,806	35,371	22,216	185

Non-cash investing and financing activities—
Contribution of assets into an affiliated company	—	¥10,545	—	—

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Stockholders’ Equity

Sony Corporation and Consolidated Subsidiaries—Year ended March 31

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
	Yen in millions
Balance at March 31, 2000	¥451,550	¥940,716	¥1,223,761	¥(425,316)	¥(7,805)	¥2,182,906
Exercise of stock purchase warrants	297	297				594
Conversion of convertible bonds	20,151	20,143				40,294
Stock issued under exchange offerings	4	1,069				1,073
Comprehensive income:
Net income			16,754			16,754
Other comprehensive income, net of tax (Note 16)—
Unrealized gains on securities:
Unrealized holding gains or losses arising during the period				(7,490)		(7,490)
Less: Reclassification adjustment for gains or losses included in net income				(9,909)		(9,909)
Minimum pension liability adjustment				(46,134)		(46,134)
Foreign currency translation adjustments				160,282		160,282

Total comprehensive income						113,503

Stock issue costs, net of tax			(466)			(466)
Dividends declared			(22,939)			(22,939)
Purchase of treasury stock					(2,123)	(2,123)
Reissuance of treasury stock		176			2,435	2,611

Balance at March 31, 2001	¥472,002	¥962,401	¥1,217,110	¥(328,567)	¥(7,493)	¥2,315,453

(Continued on following page.)

	Subsidiary tracking stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
	Yen in millions
Balance at March 31, 2001	—	¥472,002	¥962,401	¥1,217,110	¥(328,567)	¥(7,493)	¥2,315,453
Exercise of stock purchase warrants		26	26				52
Conversion of convertible bonds		161	162				323
Issuance of subsidiary tracking stock (Note 16)	¥3,917		5,612				9,529
Comprehensive income:
Net income				15,310			15,310
Other comprehensive income, net of tax (Note 16)—
Unrealized gains on securities:
Unrealized holding gains or losses arising during the period					(20,243)		(20,243)
Less: Reclassification adjustment for gains or losses included in net income					(1,276)		(1,276)
Unrealized losses on derivative instruments:
Cumulative effect of an accounting change					1,089		1,089
Unrealized holding gains or losses arising during the period					2,437		2,437
Less: Reclassification adjustment for gains or losses included in net income					(4,237)		(4,237)
Minimum pension liability adjustment					(22,228)		(22,228)
Foreign currency translation adjustments					97,432		97,432

Total comprehensive income							68,284

Stock issue costs, net of tax				(166)			(166)
Dividends declared				(22,992)			(22,992)
Purchase of treasury stock						(468)	(468)
Reissuance of treasury stock			22			373	395

Balance at March 31, 2002	¥3,917	¥472,189	¥968,223	¥1,209,262	¥(275,593)	¥(7,588)	¥2,370,410

(Continued on following page.)

	Subsidiary tracking stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
	Yen in millions
Balance at March 31, 2002	¥3,917	¥472,189	¥968,223	¥1,209,262	¥(275,593)	¥(7,588)	¥2,370,410
Exercise of stock purchase warrants
Conversion of convertible bonds		172	172				344
Stock issued under exchange offering (Note 16)			15,791				15,791
Comprehensive income:
Net income				115,519			115,519
Other comprehensive income, net of tax (Note 16)—
Unrealized gains on securities:
Unrealized holding gains or losses arising during the period					(9,627)		(9,627)
Less: Reclassification adjustment for gains or losses included in net income					4,288		4,288
Unrealized losses on derivative instruments:
Unrealized holding gains or losses arising during the period					(4,477)		(4,477)
Less: Reclassification adjustment for gains or losses included in net income					395		395
Minimum pension liability adjustment					(110,636)		(110,636)
Foreign currency translation adjustments :
Translation adjustments arising during the period					(83,993)		(83,993)
Less: Reclassification adjustment for losses included in net income					7,665		7,665

Total comprehensive income							(80,866)

Stock issue costs, net of tax				(19)			(19)
Dividends declared				(23,022)			(23,022)
Purchase of treasury stock						(1,817)	(1,817)
Reissuance of treasury stock			10			64	74

Balance at March 31, 2003	¥3,917	¥472,361	¥984,196	¥1,301,740	¥(471,978)	¥(9,341)	¥2,280,895

(Continued on following page.)

	Subsidiary tracking stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
	Dollars in millions (Note 3)
Balance at March 31, 2002	$33	$3,935	$8,069	$10,077	$(2,297)	$(63)	$19,754
Exercise of stock purchase warrants
Conversion of convertible bonds		1	1				2
Stock issued under exchange offering (Note 16)			132				132
Comprehensive income:
Net income				963			963
Other comprehensive income, net of tax (Note 16)—
Unrealized gains on securities:
Unrealized holding gains or losses arising during the period					(80)		(80)
Less: Reclassification adjustment for gains or losses included in net income					35		35
Unrealized losses on derivative instruments:
Unrealized holding gains or losses arising during the period					(37)		(37)
Less: Reclassification adjustment for gains or losses included in net income					3		3
Minimum pension liability adjustment					(922)		(922)
Foreign currency translation adjustments :
Translation adjustments arising during the period					(700)		(700)
Less: Reclassification adjustment for losses included in net income					64		64

Total comprehensive income							(674)

Stock issue costs, net of tax				(0)			(0)
Dividends declared				(192)			(192)
Purchase of treasury stock						(15)	(15)
Reissuance of treasury stock			0			0	0

Balance at March 31, 2003	$33	$3,936	$8,202	$10,848	$(3,934)	$(78)	$19,007

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1. Nature of operations

Sony Corporation and consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony’s principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia. Its electronic products are marketed throughout the world and game products are marketed mainly in Japan, the United States of America and Europe by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. Sony is also engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video and television. Further, Sony is engaged in various financial service businesses including insurance operations through a Japanese life insurance subsidiary and non-life insurance subsidiaries, banking operations through a Japanese internet-based banking subsidiary and leasing and credit financing operations in Japan. In addition to the above, Sony is engaged in Internet-related businesses and an advertising agency business in Japan.

2. Summary of significant accounting policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory books of account.

(1) Accounting changes:

Impairment or disposal of long-lived assets—

On April 1, 2002, Sony adopted Statement of Financial Accounting Standards (“FAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS No. 144 supersedes FAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and the accounting and reporting provisions of Accounting Principles Board Opinion (“APB”) No. 30 “Reporting the results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for the disposal of segments of a business. FAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and modifies the accounting and disclosure rules for discontinued operations. The adoption of the provision of FAS No. 144 did not have a material impact on Sony’s results of operations and financial position for the year ended March 31, 2003.

Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections—

In April 2002, the Financial Accounting Standards Board (“FASB”) issued FAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others, effective for fiscal years beginning or transactions occurring after May 15, 2002, with early adoption encouraged. Sony elected early adoption of this statement retroactive to April 1, 2002. The adoption of this statement did not have an impact on Sony’s results of operations and financial position.

Accounting for Costs Associated with Exit or Disposal Activities—

In June 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an activity (including Certain Costs Incurred in a Restructuring)”. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. FAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, rather than the date of an entity’s commitment to an exit plan. Sony adopted FAS No. 146 on January 1, 2003. The adoption of this statement did not have a material effect on Sony’s results of operations and financial position.

Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34”. The interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under the guarantee. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The initial recognition and initial measurement provisions of FIN No. 45 did not have a material effect on Sony’s results of operations and financial position as at and for the year ended March 31, 2003. The disclosure provisions, which increase the required disclosure related to guarantees, have been adopted in the consolidated financial statements.

Accounting for Stock-Based Compensation—Transition and Disclosure—

In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123”. FAS No. 148 amends FAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. FAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. For Sony, the transition and annual disclosure requirements of FAS No. 148 are effective for the year ended March 31, 2003. Sony has accounted for its employee stock-based compensation in accordance with APB No. 25, “Accounting for Stock Issued to Employees” and, therefore, the adoption of the provisions of FAS No. 148 did not have an impact on Sony’s results of operations and financial position. Sony has adopted the disclosure-only requirements in accordance with FAS No. 148.

Consolidation of Variable Interest Entities—

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51”. This interpretation addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). FIN No. 46 is effective immediately for all new VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN No. 46 become effective for Sony during the second quarter of the year ending March 31, 2004. For VIEs acquired prior to February 1, 2003, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE will be recognized as a cumulative effect of an accounting change.

Sony continues to evaluate the impact of FIN No. 46 on Sony’s results of operations and financial position. However, Sony has identified potential VIEs created prior to February 1, 2003, which may be consolidated upon the adoption of FIN No. 46. If these potential VIEs are consolidated, Sony would record a charge of approximately ¥1,800 million ($15 million) as a cumulative effect of accounting change and an increase in assets and liabilities of approximately ¥97,342 million ($811 million). See Note 23 for further discussion on the VIEs that are used by Sony. Sony did not enter into any new arrangements with VIEs during the period February 1, 2003 through March 31, 2003.

Derivative instruments and hedging activities—

On April 1, 2001, Sony adopted FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB statement No. 133”. FAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS No. 133 requires an entity to recognize all derivatives, including certain derivative instruments embedded in other contracts, as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders’ equity or net income depending on whether the derivative instruments qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

As a result of the adoption of the new standards, Sony’s operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by ¥3,007 million, ¥3,441 million and ¥2,167 million, respectively. Additionally, on April 1, 2001, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1,089 million in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥5,978 million in the cumulative effect of accounting changes in the consolidated statement of income. This after-tax gain was primarily attributable to fair value adjustments of convertible rights embedded in convertible bonds held by Sony’s life insurance subsidiary as available-for-sale debt securities.

Goodwill and other intangible assets—

In July 2001, Sony elected early adoption, retroactive to April 1, 2001, of FAS No. 142, “Goodwill and Other Intangible Assets” which superseded APB No. 17, “Intangible Assets”. FAS No. 142 addresses the accounting for acquired goodwill and other intangible assets. Under FAS No. 142, goodwill and certain other intangible assets that are determined to have an indefinite life are no longer amortized, but rather are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Prior to the adoption of FAS No. 142, goodwill recognized in acquisitions accounted for as purchases was amortized on a straight-line basis principally over a 20 or 40-year period. As a result of the adoption of FAS No. 142, Sony’s operating income and income before income taxes for the year ended March 31, 2002 increased by ¥20,114 million and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by ¥18,932 million.

Accounting for consideration paid to a reseller—

In the fourth quarter of the year ended March 31, 2002, Sony adopted retroactive to April 1, 2001 EITF Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products”, which was later codified along with other similar issues into EITF Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products”. EITF Issue No. 01-09 clarifies the income statement classification of costs incurred by a vendor in connection with the reseller’s purchase or promotion of the vendor’s products, resulting in certain cooperative advertising and product placement costs previously classified as selling, general and administrative expenses to be reflected as a reduction of revenues earned from that activity. The accounting change did not have any effect on operating income or a material effect on net sales and selling, general and administrative expenses for the year ended March 31, 2002. Sony has not reclassified the financial statements for the year ended March 31, 2001 due to immateriality.

Film accounting—

In June 2000, Sony elected early adoption of Statement of Position (“SOP”) 00-2, “Accounting by Producers or Distributors of Films”, issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. SOP 00-2 established new film accounting standards, including changes in revenue recognition and accounting for advertising, development and overhead costs. Specifically, SOP 00-2 requires all exploitation costs, such as advertising expenses and marketing costs, for theatrical and television product to be expensed as incurred. This compares to Sony’s previous policy of first capitalizing and then expensing advertising costs for theatrical and television product over the related revenue streams. In addition, SOP 00-2 requires development costs for abandoned projects and certain indirect overhead costs to be charged directly to expense, instead of those costs being capitalized to film costs, which was required under the previous accounting standards. SOP 00-2 also requires all film costs to be classified in the balance sheet as non-current assets. The provisions of SOP 00-2 in other areas, such as revenue recognition, generally are consistent with Sony’s existing accounting policies.

Sony adopted SOP 00-2 retroactive to April 1, 2000. As a result, Sony’s net income for the year ended March 31, 2001 included a one-time, non-cash charge with no tax effect of ¥101,653 million, primarily to reduce the carrying value of its film inventory. The charge has been reflected as a cumulative effect of an accounting change in the accompanying consolidated statements of income.

Revenue recognition—

In the fourth quarter of the year ended March 31, 2001, Sony adopted Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, issued by the United States of America Securities and Exchange Commission retroactive to April 1, 2000. As a result, Sony changed its method of accounting for revenues from electronics, game and music sales. Revenues from electronics, game and music sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Following SAB No. 101, revenues are recognized when the product is delivered to the customer delivery site. Previously Sony followed the guidance of FASB Statement of Financial Accounting Concept (“SFAC”) No. 5 “Recognition and Measurement in Financial Statements of Business Enterprises” in which revenues were recognized when Sony had substantially completed all of its obligations pursuant to the terms of the sales contract. Under the guidance of SFAC No. 5, Sony viewed its obligation under the sales contract to be substantially completed when products were shipped and recognized revenues at that time. In accordance with SAB No. 101, Sony has recorded a one-time non-cash charge of ¥2,821 million, including ¥491 million income tax expense, which represents the net impact of sales that were previously recognized in the year ended March 31, 2000. These sales were subsequently recognized in the year ended March 31, 2001 due to the adoption of SAB No. 101. The charge has been reflected as a cumulative effect of an accounting change in the accompanying consolidated statements of income. The accounting change did not have a material effect on Sony’s consolidated statements of income for the year ended March 31, 2001.

(2) Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies—

The consolidated financial statements include the accounts of Sony Corporation and those of its majority-owned subsidiary companies. All intercompany transactions and accounts are eliminated. Investments in which Sony has significant influence or ownership of 20% or more but less than or equal to 50% are accounted for under the equity method. In addition, all investments in limited partnerships and general partnerships are also accounted for under the equity method. Under the equity method, investments are stated at cost plus/minus Sony’s equity in undistributed earnings or losses. Consolidated net income includes Sony’s equity in current earnings or losses of such companies, after elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other than temporary, the investment is written down to its fair value.

On occasion, a consolidated subsidiary or affiliated company accounted for by the equity method may issue its shares to third parties as either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, where the sale of such shares is not part of a broader corporate reorganization and the reacquisition of such shares is not contemplated at the time of issuance, the resulting gains or losses arising from the change in interest are recorded in income for the year the change in interest transaction occurs. If the sale of such shares is part of a broader corporate reorganization, the reacquisition of such shares is contemplated at the time of issuance or realization of such gain is not reasonably assured (i.e., the entity is newly formed, non-operating, a research and development or start-up/development stage entity, or where the entity’s ability to continue in existence is in question), the transaction is accounted for as a capital transaction.

The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

Use of estimates—

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies—

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income.

Foreign currency receivables and payables are translated at appropriate year-end current rates and the resulting translation gains or losses are taken into income currently.

Cash and cash equivalents—

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities—

Debt securities and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value by a charge to income for other than temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.

Equity securities in non-public companies—

Equity securities in non-public companies are carried at cost as fair value is not readily determinable. If the value of a non-public equity investment is estimated to have declined and such decline is judged to be other than temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Fair value is determined through the use of such methodologies as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

Inventories—

Inventories in electronics, game and music as well as non-film inventories for pictures are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis.

Film costs—

Film costs related to theatrical and television product (which includes direct production costs, production overhead and acquisition costs) are stated at the lower of unamortized cost or estimated fair value and classified as non-current assets. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued, for an individual product based on the proportion that current period actual revenues bear to the estimated remaining total lifetime revenues. These estimates are reviewed on a periodic basis.

Property, plant and equipment and depreciation—

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is primarily computed on the declining-balance method for Sony Corporation and Japanese subsidiaries, except for certain semiconductor manufacturing facilities whose depreciation is computed on the straight-line method, and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets, principally, ranging from 15 years up to 50 years for buildings and from 2 years up to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Goodwill and other intangible assets—

As a result of the adoption of FAS No. 142, goodwill and certain other intangible assets that are determined to have an indefinite life are not amortized and are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Fair value for those assets is generally determined using a discounted cash flow analysis. Prior to the adoption of FAS No. 142, in accordance with APB No. 17, goodwill was amortized on a straight-line basis principally over a 20 or 40 year period and indefinite-lived intangible assets were also amortized on a straight-line basis principally over a 20 year period.

Intangible assets that are determined not to have an indefinite life mainly consist of artist contracts, music catalogs, acquired patent rights and software to be sold, leased or otherwise marketed. Artist contracts and music catalogs are amortized on a straight-line basis principally over a period of up to 40 years. Acquired patent rights and software to be sold, leased or otherwise marketed are amortized on a straight-line basis over 3 to 10 years.

Accounting for computer software to be sold—

Sony accounts for software development costs in accordance with FAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”.

In the Electronics business, costs related to establishing the technological feasibility of a software product are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized over the estimated economic life of the product, which is generally three years. Sony performs periodic reviews to ensure that unamortized program costs remain recoverable from future revenue.

In the Game business, technological feasibility of the underlying software is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established are not material, and accordingly, Sony expenses software development costs for the Game business as incurred as a part of research and development in cost of sales.

Deferred insurance acquisition costs—

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs are being amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves.

Product warranty—

Sony provides for the estimated cost of product warranties at the time revenue is recognized by either product category group or individual product. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.

Certain subsidiaries in the Electronics business offer extended warranty programs. The consideration received through extended warranty service is deferred and amortized on a straight-line basis over the term of the extended warranty.

Future insurance policy benefits—

Future insurance policy benefits are computed based on actuarial assumptions.

Accounting for the impairment of long-lived assets—

Sony periodically reviews the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicated that the carrying amount may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during the period. The impairment loss would be calculated as the difference between asset carrying value and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell. Reductions in carrying value are recognized in the period in which the long-lived assets are classified as held for sale.

Derivative financial instruments—

All derivatives, including certain derivative financial instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

In accordance with FAS No. 133, the derivative financial instruments held by Sony are classified and accounted as below.

Fair value hedges

Changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

Cash flow hedges

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized in current period earnings.

Derivatives not designated as hedges

Changes in the fair value of derivatives that are not designated as hedges under FAS No. 133 are recognized in current period earnings.

Sony formally documents all hedging relationships between the derivatives designated as hedges and hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet or to the specific forecasted transaction. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting.

Stock-based compensation—

Sony follows the disclosure-only provisions of FAS No. 148 and has elected to apply APB No. 25 in accounting for its stock-based compensation plans. In accordance with APB No. 25, stock-based compensation cost is recognized in income based on the excess, if any, of the quoted market price of the common stock or subsidiary tracking stock of Sony Corporation at the grant date of the award or other measurement date over the stated exercise price of the award. As the exercise prices for Sony’s stock-based compensation plans are generally determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans is not significant. For awards that generate compensation expense as defined under APB No. 25, Sony calculates the amount of compensation expense and recognizes the expense over the vesting period of the award.

The following table reflects the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation. See Note 17 for detailed assumptions.

	Year ended March 31
	2001	2002	2003	2003
	Yen in millions			Dollars in millions
Income before cumulative effect of accounting changes allocated to the common stock:
As reported	¥121,227	¥9,381	¥115,648	$964
Deduct: Total stock-based compensation expense determined under fair value based method, net of related tax effects	(2,703)	(5,395)	(7,008)	(59)

Pro forma	¥118,524	¥3,986	¥108,640	$905

Net income allocated to the common stock:
As reported	¥16,754	¥15,359	¥115,648	$964
Deduct: Total stock-based compensation expense determined under fair value based method, net of related tax effects	(2,703)	(5,395)	(7,008)	(59)

Pro forma	¥14,051	¥9,964	¥108,640	$905

	Yen			Dollars
Income before cumulative effect of accounting changes allocated to the common stock:
—Basic EPS:
As reported	¥132.64	¥10.21	¥125.74	$1.05
Pro forma	129.69	4.34	118.12	0.98
—Diluted EPS:
As reported	¥124.36	¥10.18	¥118.21	$0.99
Pro forma	121.64	4.33	111.20	0.93

Net income allocated to the common stock:
—Basic EPS:
As reported	¥18.33	¥16.72	¥125.74	$1.05
Pro forma	15.37	10.85	118.12	0.98
—Diluted EPS:
As reported	¥19.28	¥16.67	¥118.21	$0.99
Pro forma	16.56	10.82	111.20	0.93

Net income and net income per share allocated to the subsidiary tracking stock for the years ended March 31, 2002 and 2003 would not be significantly impacted.

Free distribution of common stock—

On occasion, Sony Corporation may make a free distribution of common stock which is accounted for either by a transfer from additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares in the common stock account.

Under the Japanese Commercial Code, a stock dividend can be effected by an appropriation of retained earnings to the common stock account by resolution of the general meeting of shareholders, followed by a free share distribution with respect to the amount appropriated by resolution of the Board of Directors’ meeting.

Free distribution of common stock is recorded in the consolidated financial statements only when it becomes effective, except for the calculation and presentation of per share amounts.

Stock issue costs—

Stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.

Revenue recognition—

In accordance with SAB No. 101, revenues from electronics, game and music sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse.

Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when any restrictions regarding the exhibition or exploitation of the product lapse. Revenues from the sale of home videocassettes and DVDs are recognized upon availability of sale to the public.

Life insurance policies that the life insurance subsidiary writes, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders.

Property and casualty insurance policies that the non-life insurance subsidiary writes are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Accounting for consideration paid to a reseller—

In accordance with EITF Issue No. 01-09, cash consideration paid to a reseller including payments for buydowns, slotting fees and cooperative advertising programs, is accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, can reasonably estimate the fair value of this benefit and receives documentation from the reseller to support the amounts spent. Any payments meeting these criteria are treated as selling, general and administrative expense. For the years ended March 31, 2002 and 2003, reseller payments, primarily for cooperative advertising programs, included in selling, general and administrative expense totaled ¥28,683 million and ¥29,135 million ($ 243 million), respectively.

Cost of sales—

Costs classified as cost of sales relate to the producing and manufacturing of products and include such items as material cost, subcontractor cost, depreciation of fixed assets, personnel expenses, research and development costs, and amortization of film cost related to theatrical and television products.

Research and development costs—

Research and development costs are expensed as incurred.

Selling, general and administrative—

Costs classified as selling expense relate to the promoting and selling of products and include such items as advertising, promotion, shipping, and warranty expenses.

General and administrative expenses include operating items such as officer’s salaries, personnel expenses, depreciation of fixed assets, office rental for sales, marketing and administrative divisions, a provision for doubtful accounts and amortization of intangible assets.

Financial service expenses—

Financial service expenses include provision for policy reserves and amortization of deferred insurance acquisition cost, and all other operating costs such as personnel expenses, depreciation of fixed assets, office rental of subsidiaries in the Financial Services segment.

Advertising costs—

Advertising costs are expensed when the advertisement or commercial appears in the selected media, except for advertising costs for acquiring new insurance policies which are deferred and amortized as part of insurance acquisition costs.

Shipping and handling costs—

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures business where such costs are charged to cost of sales as it is an integral part of producing and distributing the film under SOP 00-2. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. In addition, amounts paid by customers for shipping and handling costs are included in net sales.

Income taxes—

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Net income per share—

Sony calculates and presents per share data separately for Sony’s common stock and for the subsidiary tracking stock, based on FAS No. 128, “Earnings per Share”. The holders of the subsidiary tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the “two-class” method based on FAS No. 128. Under this method, basic net income per share (“EPS”) for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period.

The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends. As defined by Sony Corporation’s articles of incorporation, the amount distributable to the subsidiary tracking stock holders is based on the declared dividends of the targeted subsidiary, which only may be declared from the amounts available for dividends of the targeted subsidiary. The targeted subsidiary’s earnings available for dividends are, as stipulated by the Japanese Commercial Code, not including those of the targeted subsidiary’s subsidiaries. If the targeted subsidiary has accumulated losses, a change in accumulated losses is also allocated to the subsidiary tracking stock. The subsidiary tracking stock holders’ economic interest is calculated as the number of the subsidiary tracking stock outstanding (3,072,000 shares) divided by the number of the targeted subsidiary’s common stock outstanding (235,520 shares), subject to multiplying by the Standard Ratio (tracking stock : subsidiary’s common stock = 1 : 100, as defined in the articles of incorporation). The earnings allocated to the common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.

The computation of diluted net income per common stock reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities.

There are no potentially dilutive securities for net income per subsidiary tracking stock, as tracking stock shares outstanding are increased upon potential subsidiary tracking stocks’ being exercised, which results in a proportionate increase in earnings allocated to the subsidiary tracking stock. However, they could have a dilutive effect on net income per common stock, as earnings allocated to the common stock would be decreased.

EPS for all periods is appropriately adjusted for any free distributions of common stock which have been completed.

(3) Recent Pronouncements

Accounting for Asset Retirement Obligations—

In June 2001, the FASB issued FAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement shall be effective for fiscal years beginning after June 15, 2002. The adoption of FAS No. 143 is not expected to have a material impact on Sony’s results of operations and financial position.

Multiple Element Arrangements—

In November 2002, the FASB issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Sony is currently evaluating the impact of adopting this guidance.

Derivative Instruments and Hedging Activities—

In April 2003, the FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under FAS No. 133. Sony is currently evaluating the impact of adopting this new pronouncement.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity—

In May 2003, the FASB issued FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. FAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Sony is currently evaluating the impact of adopting this statement.

(4) Reclassifications:

Certain reclassifications of the financial statements for the years ended March 31, 2001 and 2002 have been made to conform to the presentation for the year ended March 31, 2003.

3. U.S. dollar amounts

U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥120 = U.S.$1, the approximate current rate at March 31, 2003, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. Inventories

Inventories comprise the following:

	March 31
	2002	2003	2003
	Yen in millions		Dollars in millions
Finished products	¥429,484	¥398,180	$3,318
Work in process	108,143	110,008	917
Raw materials, purchased components and supplies	135,810	117,539	979

	¥673,437	¥625,727	$5,214

5. Film costs

Film costs comprise the following:

	March 31
	2002	2003	2003
	Yen in millions		Dollars in Millions
Theatrical:
Released (including acquired film libraries)	¥134,997	¥142,168	$1,185
Completed not released	9,465	13,356	111
In production and development	115,458	91,696	764

Television licensing:
Released (including acquired film libraries)	48,623	40,417	337
In production and development	4,511	141	1

	¥313,054	¥287,778	$2,398

Sony estimates that approximately 88% of unamortized costs of released films (excluding amounts allocated to acquired film libraries) at March 31, 2003 will be amortized within the next three years. Approximately ¥89,520 million ($746 million) of released film costs are expected to be amortized during the next twelve months. As of March 31, 2003, unamortized acquired film libraries of approximately ¥20,591 million ($172 million) remain to be amortized on a straight-line basis over an average of the remaining life of 7 years. Approximately ¥92,204 million ($768 million) of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

6. Investments in and transactions with affiliated companies

Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method. In addition, all investments in limited partnerships and general partnerships are also accounted for under the equity method. Such investments include but are not limited to Sony’s interest in Sony Ericsson Mobile Communications, AB (50%), American Video Glass Company (50%), ST Liquid Crystal Display Corporation (50%), BE-ST Bellevuestrasse Development GmbH & Co. First Real Estate KG, Berlin (50%), InterTrust Technologies Corporation (49.5%) and Crosswave Communications Inc. (23.9%).

Summarized combined financial information that is based on information provided by equity investees is shown below:

	March 31
	2002	2003	2003
	Yen in millions		Dollars in millions
Current assets	¥379,747	¥349,414	$2,912
Property, plant and equipment	253,370	242,303	2,019
Other assets	244,169	43,272	361

Total assets	¥877,286	¥634,989	$5,292

Current liabilities	¥468,880	¥374,414	$3,120
Long-term liabilities	176,117	129,497	1,079
Stockholders’ equity	232,289	131,078	1,093

Total liabilities and stockholders’ equity	¥877,286	¥634,989	$5,292

Number of companies at end of year	98	84

	Year ended March 31
	2001	2002	2003	2003
	Yen in millions			Dollars in millions
Sales and revenue	¥418,213	¥659,589	¥785,697	$6,547
Gross profit	134,388	161,655	140,078	1,167
Net income (loss)	(65,229)	(68,608)	(81,422)	(679)

During the year ended March 31, 2001, ¥25,026 million of equity in net losses of Loews Cineplex Entertainment Corporation (“Loews”) was recorded, principally due to continued losses as well as the impairment loss recorded against the entire carrying value of Sony’s investment in Loews. Thereafter, no additional equity losses were recorded. In March 2002, Loews completed its reorganization in the United States of America under Chapter 11 of the Federal Bankruptcy Code, and in Canada under the Companies-Creditors Agreement Act. As a result, Sony is no longer a shareholder in Loews. Therefore, the financial position of Loews as of March 31, 2002 and forward is not included in the above summarized combined balance sheets.

Sony Ericsson Mobile Communications, AB, a joint venture focused on mobile phone handsets, was established in October 2001 and is included in affiliated companies accounted for under the equity method.

In April 2002, Sony completed the sale of its equity interest in the Telemundo Group which resulted in cash proceeds of ¥88,373 million ($736 million) and a gain of ¥66,502 million ($554 million). In addition, Sony has deferred an approximate $50 million gain on the sale relating to certain indemnifications provided by Sony to the acquirer for events occurring prior to the sale. Under the indemnification agreement, Sony has agreed to refund up to $50 million of the purchase price to the third party acquirer if certain events occurring prior to the sale of the Telemundo Group result in a decline in the value of the Telemundo Group. These indemnifications expired in April 2003 with no amounts being refunded by Sony. Accordingly, the remaining $50 million gain was recognized in April 2003.

In June 2002, Sony completed the partial sale of its equity investment in the Columbia House Company (“CHC”), a 50-50 joint venture between AOL Time Warner Inc., and Sony, to Blackstone Capital Partners III LP (“Blackstone”), an affiliate of The Blackstone Group, a private investment bank. The CEO of The Blackstone Group was also a director of Sony until June 2002. Under the terms of the sale agreement, Sony received cash proceeds of ¥17,839 million ($149 million) and a subordinated note receivable from Columbia House Holdings, Inc., a majority owned subsidiary of Blackstone, with a face amount of approximately ¥7,827 million ($65 million). The sale resulted in a gain of ¥1,324 million ($11 million). Sony still has a 7.5% ownership interest in CHC, which is no longer accounted for under the equity method but is now accounted for as a cost method investment.

In September 2002, Sony completed the sale of its equity interest in Sony Tektronix Inc. which resulted in a gain of ¥3,090 million ($26 million).

In January 2003, Sony acquired a 49.5% interest in InterTrust Technologies Corporation for ¥23,076 million ($192 million) and it is included in affiliated companies accounted for under the equity method.

Affiliated companies accounted for under the equity method with an aggregate carrying amount of ¥7,623 million and ¥6,342 million ($53 million) at March 31, 2002 and 2003, were quoted on established markets at an aggregate value of ¥17,991 million and ¥6,894 million ($57 million), respectively.

Account balances and transactions with affiliated companies are presented below:

	March 31
	2002	2003	2003
	Yen in millions		Dollars in millions
Accounts receivable, trade	¥46,296	¥35,132	$293

Advances	¥25,907	¥13,090	$109

Accounts payable, trade	¥5,865	¥9,964	$83

	Year ended March 31
	2001	2002	2003	2003
	Yen in millions			Dollars in millions
Sales	¥31,239	¥72,824	¥161,983	$1,350

Purchases	¥75,379	¥69,254	¥102,735	$856

Dividends from affiliated companies accounted for under the equity method for the years ended March 31, 2001, 2002 and 2003 were ¥2,764 million, ¥3,065 million and ¥2,002 million ($17 million), respectively.

7. Accounts receivable securitization program

In the United States of America, Sony set up an accounts receivable securitization program whereby Sony can sell interests in up to $900 million of eligible trade accounts receivable, as defined. Through this program, Sony can securitize and sell a percentage of undivided interest in that pool of receivables to several multi-seller commercial paper conduits owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 90 days after the invoice dates. The value assigned to undivided interests retained in securitized trade receivables is based on the relative fair values of the interest retained and sold in the securitization. Sony has assumed that the fair value of the retained interest is equivalent to its carrying value as the receivables are short-term in nature, high quality and have appropriate reserves for bad debt incidence. The initial sale of the receivables was in October 2001 and the maximum amount funded was ¥109,060 million for the fiscal year ended March 31, 2002. There was no sale of receivables for the fiscal year ended March 31, 2003. There were no outstanding amounts due at March 31, 2002 and 2003 relating to the existing undivided interests in the pool of receivables that had been sold. Losses from these transactions were insignificant.

8. Marketable securities and securities investments and other

Marketable securities and securities investments and other include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	March 31, 2002				March 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Yen in millions
Available-for-sale:
Debt securities	¥1,150,630	¥41,241	¥15,930	¥1,175,941	¥1,550,290	¥37,237	¥8,430	¥1,579,097
Equity securities	58,374	30,371	7,829	80,916	63,786	8,222	4,330	67,678
Held-to-maturity securities	19,835	353	9	20,179	18,153	672	1	18,824

Total	¥1,228,839	¥71,965	¥23,768	¥1,277,036	¥1,632,229	¥46,131	¥12,761	¥1,665,599

	March 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	Dollars in millions
Available-for-sale:
Debt securities	$12,919	$310	$70	$13,159
Equity securities	532	68	36	564
Held-to-maturity securities	151	6	0	157

Total	$13,602	$384	$106	$13,880

At March 31, 2003, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities due within 1 to 10 years.

Proceeds from sales of available-for-sale securities were ¥91,424 million, ¥193,048 million and ¥215,554 million ($1,796 million) for the years ended March 31,2001, 2002 and 2003, respectively. On those sales, gross realized gains computed on the average cost basis were ¥5,291 million, ¥6,397 million and ¥3,570 million ($30 million) and gross realized losses were ¥416 million, ¥3,803 million and ¥3,125 million ($26 million), respectively.

In March 2001, Sony Corporation and consolidated subsidiaries contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an employee retirement benefit trust, with no cash proceeds thereon. The fair value of these securities at the time of contribution was ¥14,316 million.

Marketable securities as of March 31, 2002 and 2003 included short-term investments in money market funds of ¥124,762 million and ¥123,964 million ($1,033 million), respectively.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2002 and 2003, which were valued at the lower of cost or fair value, were ¥82,490 million and ¥69,596 million ($580 million), respectively.

The net change in the unrealized gains or losses on trading securities that has been included in earnings during the years ended March 31, 2001, 2002 and 2003 was insignificant.

Securities investments and other as of March 31, 2002 and 2003 also included separate account assets (Note 11) in the life insurance business, which were carried at fair value. Although the separate account assets consist primarily of debt and equity securities, they are excluded from the above table due to the nature of the assets. Proceeds from sales of available-for-sale securities and gross realized gains or losses described above also exclude the amounts related to the separate account assets. Separate account assets at March 31, 2002 and 2003 were ¥106,150 million and ¥118,190 million ($985 million), respectively.

9. Leased assets

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets.

An analysis of leased assets under capital leases is as follows:

	March 31
Class of property	2002	2003	2003
	Yen in millions		Dollars in millions
Land	¥1,983	¥1,829	$15
Buildings	15,448	15,937	133
Machinery, equipment and others	35,255	33,733	281
Accumulated depreciation	(20,830)	(21,236)	(177)

	¥31,856	¥30,263	$252

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2003:

	Yen in millions	Dollars in millions
Year ending March 31:
2004	¥15,545	$129
2005	11,851	99
2006	7,788	65
2007	4,561	38
2008	2,410	20
Later years	7,775	65

Total minimum lease payments	49,930	416
Less—Amount representing interest	10,031	84

Present value of net minimum lease payments	39,899	332
Less—Current obligations	11,313	94

Long-term capital lease obligations	¥28,586	$238

Minimum lease payments have not been reduced by minimum sublease income of ¥14,583 million ($122 million) due in the future under noncancelable subleases.

Minimum rentals under operating leases for the years ended March 31, 2001, 2002 and 2003 were ¥93,727 million, ¥104,497 million and ¥94,364 million ($786 million), respectively. Sublease rentals under operating leases for the years ended March 31, 2001, 2002 and 2003 were ¥5,078 million, ¥7,006 million and ¥6,240 million ($52 million), respectively. The total minimum rentals to be received in the future under noncancelable subleases as of March 31, 2003 are ¥36,692 million ($306 million). The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2003 are as follows:

	Yen in millions	Dollars in millions
Year ending March 31:
2004	¥51,786	$432
2005	42,074	351
2006	35,879	299
2007	26,187	218
2008	21,118	176
Later years	112,467	937

Total minimum future rentals	¥289,511	$2,413

10. Goodwill and intangible assets

As discussed in Note 2, Sony elected early adoption of FAS No. 142, retroactive to April 1, 2001. Upon the adoption of this statement, Sony reassessed the useful lives of its intangible assets and determined that certain intangible assets including trademarks have indefinite lives and, as a result, will no longer be amortized. At April 1, 2001, intangible assets having an indefinite life totaled ¥76,029 million. Sony performed the transitional impairment test for these intangible assets and determined that the fair value of these assets was in excess of the current carrying amount. Accordingly, no impairment loss was recorded for intangible assets upon the adoption of FAS No. 142.

Intangible assets acquired during the year ended March 31, 2003 totaled ¥54,404 million ($453 million), which are subject to amortization and primarily consist of music catalogs of ¥24,058 million ($200 million), acquired patent rights of ¥13,114 million ($109 million) and software to be sold, leased or otherwise marketed of ¥6,412 million ($53 million). The weighted average amortization period for music catalogs, acquired patent rights and software to be sold, leased or otherwise marketed is 37 years, 8 years and 3 years, respectively.

Intangible assets subject to amortization comprise the following:

	March 31
	2002		2003		2003
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	Yen in millions				Dollars in millions
Artist contracts	¥97,390	¥(72,890)	¥89,078	¥(69,281)	$742	$(577)
Music catalog	103,732	(46,137)	120,242	(48,447)	1,002	(404)
Acquired patent rights	36,962	(13,678)	46,758	(18,024)	390	(150)
Software to be sold, leased or otherwise marketed	11,608	(3,149)	17,848	(7,267)	149	(61)
PlayStation format	11,873	(5,344)	11,873	(7,719)	99	(64)
Other	27,137	(14,047)	45,257	(20,499)	377	(171)

Total	¥288,702	¥(155,245)	¥331,056	¥(171,237)	$2,759	$(1,427)

The aggregate amortization expense for intangible assets for the years ended March 31, 2002 and 2003 was ¥25,554 million and ¥27,871 million ($232 million), respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

	Yen in millions	Dollars in millions
Year ending March 31,
2004	¥26,799	$223
2005	22,342	186
2006	14,683	122
2007	13,620	114
2008	12,635	105

Total carrying amount of intangible assets having an indefinite life comprise the following:

	March 31
	2002	2003	2003
	Yen in millions		Dollars in millions
Trademarks	¥57,195	¥57,410	$478
Distribution agreement	18,834	18,834	157

	¥76,029	¥76,244	$635

In addition to the amortizable and indefinite-lived intangible assets shown in the above tables, intangible assets at March 31, 2002 and 2003 also include unrecognized prior service costs totaling ¥23,602 million and ¥22,561 million ($188 million), respectively, which were recorded under FAS No. 87, “Employer’s Accounting for Pensions” as discussed in Note 15.

Sony also performed the transitional impairment test for existing goodwill as required by FAS No. 142. Sony determined that the fair value of each reporting unit which includes goodwill was in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill upon the adoption of FAS No. 142.

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2002 and 2003 are as follows:

	Electronics	Game	Music	Pictures	Other	Total
	Yen in millions
Balance at March 31, 2001	¥54,895	¥115,009	¥52,017	¥83,238	—	¥305,159
Goodwill acquired during year	3,674	—	3,184	—	¥1,439	8,297
Other *	(1,716)	(3,904)	3,399	6,154	(149)	3,784

Balance at March 31, 2002	56,853	111,105	58,600	89,392	1,290	317,240

Goodwill acquired during year	5,380	108	1,837	—	140	7,465
Reduction under FAS No. 109	(9,054)	—	(17,768)	(6,703)	—	(33,525)
Other *	—	(607)	3,352	(3,992)	194	(1,053)

Balance at March 31, 2003	¥53,179	¥110,606	¥46,021	¥78,697	¥1,624	¥290,127

	Electronics	Game	Music	Pictures	Other	Total
	Dollars in millions
Balance at March 31, 2002	$473	$926	$489	$745	$11	$2,644

Goodwill acquired during year	45	1	15	—	1	62
Reduction under FAS No. 109	(75)	—	(148)	(56)	—	(279)
Other *	—	(5)	27	(33)	2	(9)

Balance at March 31, 2003	$443	$922	$383	$656	$14	$2,418

*	Other primarily consists of translation adjustments and reclassification to/from other accounts.

During the year ended March 31, 2003, Sony realized tax benefits from operating loss carryforwards that were acquired in connection with Sony’s acquisition of companies within the Electronics, Music and Pictures businesses. Under FAS No. 109, “Accounting for Income Taxes”, the reversal of the valuation allowance upon the realization of tax benefits from the operating loss carryforwards was applied to reduce a portion of the goodwill relating to the acquisition of these companies.

Amounts previously reported for income before cumulative effect of accounting changes and net income and basic and diluted earnings per share (EPS) for the year ended March 31, 2001 are reconciled to amounts adjusted to exclude the amortization expense related to goodwill and indefinite-lived intangible assets as follows:

Year ended March 31, 2001
Yen in millions
Reported income before cumulative effect of accounting changes	¥121,227
Add back:
Goodwill amortization	14,968
Intangible assets amortization	2,348

Adjusted income before cumulative effect of accounting changes	¥138,543

Reported net income	¥16,754
Add back:
Goodwill amortization	14,968
Intangible assets amortization	2,348

Adjusted net income	¥34,070

Year ended March 31, 2001
Yen
Per share data:
Income before cumulative effect of accounting changes—
Reported basic EPS	¥132.64
Add back:
Goodwill amortization	16.38
Intangible assets amortization	2.57

Adjusted basic EPS	¥151.59

Reported diluted EPS	¥124.36
Add back:
Goodwill amortization	15.05
Intangible assets amortization	2.36

Adjusted diluted EPS	¥141.77

Net income—
Reported basic EPS	¥18.33
Add back:
Goodwill amortization	16.38
Intangible assets amortization	2.57

Adjusted basic EPS	¥37.28

Reported diluted EPS	¥19.28
Add back:
Goodwill amortization	15.05
Intangible assets amortization	2.36

Adjusted diluted EPS	¥36.69

11. Insurance-related accounts

Sony’s life and non-life insurance subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs are charged to income when incurred in Japan whereas in the United States of America those costs are deferred and amortized generally over the premium-paying period of the insurance policies, and that future policy benefits calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect such items in accordance with U.S. GAAP.

The amounts of statutory net equity of the subsidiaries as of March 31, 2002 and 2003 were ¥101,989 million and ¥100,441 million ($837 million), respectively.

(1) Insurance policies:

Life insurance policies that the life insurance subsidiary writes, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the years ended March 31, 2001, 2002 and 2003 were ¥393,432 million, ¥430,019 million and ¥450,363 million ($3,753 million), respectively. Property and casualty insurance policies that the non-life insurance subsidiary writes are primarily automotive insurance contracts which are categorized as short-duration contracts. The non-life insurance revenues for the years ended March 31, 2001, 2002 and 2003 were ¥4,545 million, ¥13,164 million and ¥21,269 million ($177 million), respectively.

(2) Deferred insurance acquisition costs:

Insurance acquisition costs, such as commission expenses, medical examination and inspection report fees, advertising costs, etc., that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs are amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. Amortization charged to income for the years ended March 31, 2001, 2002 and 2003 amounted to ¥38,886 million, ¥31,000 million and ¥44,578 million ($371 million), respectively.

(3) Future insurance policy benefits:

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality and withdrawals. Future policy benefits are computed using interest rates ranging from approximately 1.00% to 5.50%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the life insurance subsidiary’s own experience or various actuarial tables. At March 31, 2002 and 2003, future insurance policy benefits amounted to ¥1,513,917 million and ¥1,734,673 million ($14,456 million), respectively.

(4) Separate account assets:

Separate account assets are funds on which investment income and gains or losses accrue directly to certain policyholders. Separate account assets are legally segregated. They are not subject to the claims that may arise out of any other business of a life insurance subsidiary. Separate account assets, which consist primarily of debt and equity securities, are carried at fair value and included in securities investments and other (Note 8). The related liabilities are recognized as separate account liabilities and included in future insurance policy benefits and other. Fees earned for administrative and contract-holder services performed for the separate accounts are recognized as financial service revenue.

12. Short-term borrowings and long-term debt

Short-term borrowings comprise the following:

	March 31
	2002	2003	2003
	Yen in millions		Dollars in millions
Unsecured commercial paper:
with weighted-average interest rate of 0.39%	¥51,584
with weighted-average interest rate of 0.13%		¥52,820	$440
Unsecured loans, principally from banks:
with weighted-average interest rate of 4.78%	51,516
with weighted-average interest rate of 3.55%		36,840	307
Secured call money:
with weighted-average interest rate of 0.01%	—	34,700	289
Secured bills sold and other:
with weighted-average interest rate of 0.002%	10,177	—	—

	¥113,277	¥124,360	$1,036

At March 31, 2003, securities investments with a book value of ¥34,700 million ($289 million) were pledged as collateral for call money issued by a Japanese bank subsidiary.

Long-term debt comprises the following:

	March 31
	2002	2003	2003
	Yen in millions		Dollars in millions
Unsecured loans, representing obligations principally to banks:
Due 2002 to 2018 with interest ranging from 1.46% to 5.67% per annum	¥45,055
Due 2003 to 2018 with interest ranging from 1.26% to 5.66% per annum		¥43,260	$361
Secured loans, representing obligations principally to banks:
Due 2002 to 2009 with interest ranging from 6.75% to 7.25% per annum	2,593	—	—
Medium-term notes of consolidated subsidiaries:
Due 2002 to 2006 with interest ranging from 1.88% to 4.95% per annum	89,981
Due 2003 to 2006 with interest ranging from 1.28% to 4.95% per annum		78,099	651
Unsecured 1.5% convertible bonds, due 2002	218	—	—
Unsecured 1.4% convertible bonds, due 2003, convertible currently at ¥2,707.8 ($23) for one common share, redeemable before due date	8,159	8,058	67
Unsecured 1.4% convertible bonds, due 2005, convertible currently at ¥3,995.5 ($33) for one common share, redeemable before due date	287,809	287,762	2,398
Unsecured 0.03% bonds, due 2004 with detachable warrants, net of unamortized discount	3,857	3,919	33
Unsecured 0.1% bonds, due 2005 with detachable warrants, net of unamortized discount	3,810	3,867	32
Unsecured 1.55% bonds, due 2006 with detachable warrants	12,000	12,000	100
Unsecured 0.9% bonds, due 2007 with detachable warrants	7,300	7,300	61
Unsecured 0.9% bonds, due 2007 with detachable warrants of subsidiary tracking stock	150	150	1
Unsecured 1.42% bonds, due 2005, net of unamortized discount	99,986	99,990	833
Unsecured 0.64% bonds, due 2006, net of unamortized discount	99,991	99,992	833
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,975	49,978	417
Unsecured 1.52% bonds, due 2011, net of unamortized discount	49,995	49,996	417
Unsecured 6.125% U.S. dollar notes, due 2003, net of unamortized discount	199,800	—	—
Unsecured 2.5% bonds of a consolidated subsidiary, due 2003	15,035	—	—
Unsecured 2.0% bonds, due 2005	15,000	15,000	125
Unsecured 1.99% bonds, due 2007	15,000	15,000	125
Unsecured 2.35% bonds, due 2010	4,900	4,900	41
Long-term capital lease obligations:
Due 2002 to 2014 with interest ranging from 2.15% to 10.00% per annum	47,250
Due 2003 to 2014 with interest ranging from 2.15% to 17.29% per annum		39,899	332
Guarantee deposits received	21,539	22,654	189

	1,079,403	841,824	7,016
Less—Portion due within one year	240,786	34,385	287

	¥838,617	¥807,439	$6,729

There are no significant adverse debt covenants or cross-default provisions relating to Sony’s borrowings.

In accordance with the requirements of FAS No. 133, the hedged portion of Sony’s fixed-rate debt is reflected in the consolidated balance sheet at fair value, which reflects any adjustment in the value attributable to movements in related market interest and foreign exchange rates.

A summary of the exercise rights of the detachable warrants as of March 31, 2003 is as follows:

Issued on	Exercisable during	Exercise price		Number of shares per warrant	Status of exercise
		Yen	Dollars
August 17, 1998	September 1, 1999 through August 16, 2004	¥6,264	$52	319 shares of common stock of Sony Corporation	230 warrants exercised; 1,770 warrants outstanding

August 23, 1999	September 1, 2000 through August 22, 2005	7,167	60	279 shares of common stock of Sony Corporation	2,000 warrants outstanding

October 19, 2000	November 1, 2001 through October 18, 2006	12,457	104	100 shares of common stock of Sony Corporation	9,600 warrants outstanding

December 21, 2001	January 6, 2003 through December 20, 2007	6,039	50	100 shares of common stock of Sony Corporation	11,534 warrants outstanding

December 21, 2001	June 20, 2002 through June 20, 2007	3,300	28	75 shares of subsidiary tracking stock	600 warrants outstanding

Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Year ending March 31
	Yen in millions	Dollars in millions
2004	¥ 34,385	$ 287
2005	313,905	2,616
2006	158,304	1,319
2007	173,866	1,449
2008	25,157	210

At March 31, 2003, Sony had unused committed lines of credit amounting to ¥930,629 million ($7,755 million) and can generally borrow up to 90 days from the banks with whom Sony has committed line contracts. Furthermore, Sony has Commercial Paper Programs, the size of which was ¥2,060,000 million ($17,167 million). At March 31, 2003, the total outstanding balance of commercial paper was ¥52,820 million ($440 million). Under those programs, Sony can issue commercial paper for the period generally not in excess of 270 days up to the size of the programs. In addition, Sony has Medium Term Notes programs, the size of which was ¥1,200,000 million ($10,000 million). At March 31, 2003, the total outstanding balance of Medium Term Notes was ¥78,099 million ($651 million).

The basic agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantors will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

13. Deposits from customers in the banking business

All deposits from customers in the banking business are interest bearing deposits, and are owned by a Japanese bank subsidiary which was established as an Online Internet bank for individuals. At March 31, 2002 and 2003, the balance of time deposits issued in amounts of ¥10 million ($83 thousand) or more was ¥24,045 and ¥39,620 million ($330 million), respectively.

At March 31, 2003, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year include ¥9,802 million ($82 million) and ¥21,010 million ($175 million) for the years ending March 31, 2005 and 2006, respectively. There are no deposits having a maturity date after March 31, 2006.

14. Financial instruments

(1) Derivative instruments and hedging activities:

Sony has certain financial instruments including financial assets and liabilities incurred in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate and currency swap agreements. Sony does not use derivative financial instruments for trading or speculative purposes. Foreign exchange forward contracts and foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. Interest rate and currency swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments resulting from adverse fluctuations in interest rates and/or foreign currency exchange rates.

These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. Although Sony may be exposed to losses in the event of nonperformance by counterparties or unfavorable interest and currency rate movements, it does not anticipate significant losses due to the nature of Sony’s counterparties or the hedging arrangements.

Derivative financial instruments held by Sony are classified and accounted for as described below pursuant to FAS No. 133.

Fair value hedges

The derivatives designated as fair value hedges include interest rate and currency swap agreements.

Both the derivatives designated as fair value hedge and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives designated as fair value hedge as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income currently.

The amount of ineffectiveness of these fair value hedges, that was reflected in earnings, was not material for the years ended March 31,2002 and 2003. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

The derivatives designated as cash flow hedges include foreign exchange forward contracts, foreign currency option contracts and interest rate and currency swap agreements.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings.

For the years ended March 31,2002 and 2003, these cash flow hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of cash flow hedges. At March 31,2003, amounts related to derivatives qualifying as cash flow hedges amounted to a reduction of equity of ¥4,793 million ($40 million), of which ¥2,213 million ($18 million) is expected to be reclassified into earnings within the next twelve months. There were no forecasted transactions that failed to occur for the year ended March 31,2003.

Derivatives not designated as hedges

The derivatives not designated as hedges under FAS No. 133 include foreign exchange forward contracts, foreign currency option contracts, interest rate and currency swap agreements, convertible rights included in convertible bonds and other.

Changes in the fair value of derivatives not designated as hedges are recognized in income currently.

A description of the purpose and classification of the derivative financial instruments held by Sony follows:

Foreign exchange forward contracts and foreign currency option contracts

Sony enters into foreign exchange forward contracts and purchased and written foreign currency option contracts primarily to fix the cash flows from intercompany accounts receivable and payable and forecasted transactions denominated in functional currencies (Japanese yen, U.S. dollars and euros) of Sony’s major operating units. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts.

Since July 1, 2002, certain foreign currency option contracts have been designated as hedges of forecasted intercompany transactions in line with changes of hedging scheme regarding Sony’s derivative activities, under which such derivative transactions meet the requirements for hedge accounting, including correlation, as stipulated under FAS No. 133 and 138.

Sony also enters into foreign exchange forward contracts, which effectively fix the cash flows from foreign currency denominated debt. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.

Foreign exchange forward contracts and foreign currency option contracts that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expense.

These derivatives generally mature or expire within five months after the balance sheet date.

Interest rate and currency swap agreements

Sony enters into interest rate and currency swap agreements, which are used for reducing the risk arising from the changes in the fair value of fixed rate debt and available-for-sale debt securities. For example, Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated fixed rate debt for functional currency denominated variable rate debt. These derivatives are considered to be a hedge against changes in the fair value of Sony’s foreign denominated fixed-rate obligations. Accordingly, these derivatives have been designated as fair value hedges in accordance with FAS No. 133.

Sony also enters into interest rate and currency swap agreements that are used for reducing the risk arising from the changes in anticipated cash flow of variable rate debt and foreign currency denominated debt. For example, Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated variable rate debt for functional currency denominated fixed rate debt. These derivatives are considered to be a hedge against changes in the anticipated cash flow of Sony’s foreign denominated variable rate obligations. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.

Any other interest rate and currency swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate and foreign currency dominated intercompany debt, are marked-to-market with changes in value recognized in other income and expense.

Embedded derivatives

The embedded derivatives that must be separated from the host contracts and accounted for as derivative instruments under FAS No. 133 are recognized in income currently. For example, the convertible rights included in convertible bonds held by Sony’s life insurance subsidiary, which are classified as available-for-sale debt securities, are considered embedded derivatives and are marked-to-market with changes in value recognized in financial service revenue.

(2) Fair value of financial instruments:

The estimated fair values of Sony’s financial instruments are summarized as follows. The following summary excludes cash and cash equivalents, time deposits, notes and accounts receivable, trade, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business that are carried at amounts which approximate fair value. The summary also excludes debt and equity securities which are disclosed in Note 8.

	March 31
	2002			2003
	Notional amount	Carrying amount	Estimated fair value	Notional amount	Carrying amount	Estimated fair value
	Yen in millions
Long-term debt including the current portion	—	¥(1,079,403)	¥(1,323,772)	—	¥(841,824)	¥(924,665)
Foreign exchange forward contracts	¥1,042,836	(37,243)	(37,243)	¥1,139,330	(11,753)	(11,753)
Currency option contracts purchased	357,052	1,267	1,267	484,456	2,868	2,868
Currency option contracts written	423,826	(2,933)	(2,933)	238,760	(1,975)	(1,975)
Interest rate swap agreements	256,501	(6,699)	(6,699)	181,443	(8,446)	(8,446)
Interest rate and currency swap agreements	228,433	5,550	5,550	24,588	(1,330)	(1,330)
Embedded derivatives	342,846	3,740	3,740	446,463	1,755	1,755

	March 31, 2003
	Notional amount	Carrying amount	Estimated fair value
	Dollars in millions
Long-term debt including the current portion	—	$(7,016)	$(7,706)
Foreign exchange forward contracts	$9,494	(98)	(98)
Currency option contracts purchased	4,037	24	24
Currency option contracts written	1,990	(16)	(16)
Interest rate swap agreements	1,512	(70)	(70)
Interest rate and currency swap agreements	205	(11)	(11)
Embedded derivatives	3,721	15	15

The following are explanatory notes regarding the estimation method of fair values in the above table.

Long-term debt including the current portion

The fair values of long-term debt, including the current portion, were estimated based on either the market value or the discounted amounts of future cash flows using Sony’s current incremental debt rates for similar liabilities.

Derivative financial instruments

The fair values of foreign exchange forward contracts and foreign currency option contracts were estimated based on market quotations. The fair values of interest rate and currency swap agreements were estimated based on the discounted amounts of future net cash flows. The fair values of convertible rights, which were a majority of embedded derivatives, were estimated based on the market price of stock which will be acquired by the exercise.

15. Pension and severance plans

Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. For employees voluntarily retiring, under normal circumstances, minimum payment is an amount based on current rates of pay and lengths of service. In calculating the minimum payment for employees involuntarily retiring, including employees retiring due to meeting mandatory retirement age requirements, Sony may grant additional benefits. With respect to directors’ and statutory auditors’ resignations, lump-sum severance indemnities are calculated using a similar formula and are normally paid subject to the approval of Sony’s shareholders.

Sony Corporation and most of its subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law. The contributory pension plans cover a portion of the governmental welfare pension program, under which the contributions are made by the companies and their employees, and an additional portion representing the substituted noncontributory pension plans. Under the contributory pension plans, the defined benefits representing the noncontributory portion of the plans, in general, cover 60% of the indemnities under the existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are determined based on years of service and the compensation amounts, as stipulated in the aforementioned regulations, are payable at the option of the retiring employee in a lump-sum amount or on a monthly pension. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Many of foreign subsidiaries have defined benefit pension plans or severance indemnity plans which substantially cover all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

The components of net pension and severance costs, which exclude employee termination benefits paid in restructuring activities, for the years ended March 31, 2001, 2002 and 2003 were as follows:

Japanese plans:

	Year ended March 31
	2001	2002	2003	2003
	Yen in millions			Dollars in millions
Service cost	¥46,400	¥48,609	¥47,884	$399
Interest cost	19,040	21,232	20,857	174
Expected return on plan assets	(26,216)	(26,286)	(25,726)	(214)
Amortization of net transition asset	(375)	(375)	(375)	(3)
Recognized actuarial loss	7,447	12,639	20,655	172
Amortization of prior service cost	783	611	(939)	(8)
Gains on curtailments and settlements	—	—	(1,380)	(12)

Net periodic benefit cost	¥47,079	¥56,430	¥60,976	$508

Foreign plans:

	Year ended March 31
	2001	2002	2003	2003
	Yen in millions			Dollars in millions
Service cost	¥14,899	¥15,161	¥13,954	$116
Interest cost	6,805	7,944	8,478	71
Expected return on plan assets	(6,492)	(7,416)	(7,319)	(61)
Amortization of net transition asset	(36)	(87)	(47)	(0)
Recognized actuarial (gain) loss	555	(351)	1,452	12
Amortization of prior service cost	(341)	848	(208)	(2)
Gains on curtailments and settlements	—	—	(460)	(4)

Net periodic benefit cost	¥15,390	¥16,099	¥15,850	$132

The changes in benefit obligation and plan assets, funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans			Foreign plans
	March 31			March 31,
	2002	2003	2003	2002	2003	2003
	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions
Change in benefit obligation:
Benefit obligation at beginning of year	¥801,322	¥869,142	$7,243	¥128,162	¥143,210	$1,193
Service cost	48,609	47,884	399	15,161	13,954	116
Interest cost	21,232	20,857	174	7,944	8,478	71
Plan participants’ contributions	5,102	5,148	43	740	706	6
Amendments	(26,085)	—	—	(852)	(23)	(0)
Actuarial (gain) loss	47,877	114,665	955	(3,404)	9,019	75
Foreign currency exchange rate changes	—	—	—	4,415	(9,551)	(80)
Curtailments and settlements	(4,103)	(1,010)	(8)	—	(1,092)	(9)
Benefits paid	(24,812)	(24,926)	(208)	(8,956)	(7,121)	(59)

Benefit obligation at end of year	869,142	1,031,760	8,598	143,210	157,580	1,313

Change in plan assets:
Fair value of plan assets at beginning of year	460,167	456,678	3,806	86,351	82,602	688
Actual return (loss) on plan assets	(29,094)	(66,682)	(556)	(6,215)	(10,466)	(87)
Foreign currency exchange rate changes	—	—	—	5,774	(3,287)	(28)
Employer contribution	31,936	21,296	177	4,694	5,235	44
Plan participants’ contributions	5,102	5,148	43	740	706	6
Benefits paid	(11,433)	(11,192)	(93)	(8,742)	(6,853)	(57)

Fair value of plan assets at end of year	¥456,678	¥405,248	$3,377	¥82,602	¥67,937	$566

	Japanese plans			Foreign plans
	March 31			March 31
	2002	2003	2003	2002	2003	2003
	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions
Funded status	¥412,464	¥626,512	$5,221	¥60,608	¥89,643	$747
Unrecognized actuarial loss	(325,637)	(513,012)	(4,275)	(26,040)	(38,702)	(322)
Unrecognized net transition asset	1,229	854	7	(97)	(180)	(2)
Unrecognized prior service cost	22,518	21,579	180	1,668	1,283	11

Net amount recognized	¥110,574	¥135,933	$1,133	¥36,139	¥52,044	$434

Amounts recognized in the consolidated balance sheet consist of:
Accrued pension and severance costs, including current portion	¥258,597	¥444,636	$3,705	¥36,139	¥72,048	$600
Intangibles	(23,602)	(22,433)	(187)	—	(128)	(1)
Accumulated other comprehensive income	(124,421)	(286,270)	(2,385)	—	(19,876)	(165)

Net amount recognized	¥110,574	¥135,933	$1,133	¥36,139	¥52,044	$434

Weighted-average assumptions used as of March 31, 2001, 2002 and 2003 were as follows:

Japanese plans:

	March 31
	2001	2002	2003
Discount rate	2.7%	2.4%	1.9%
Expected return on plan assets	4.0%	4.0%	4.0%
Rate of compensation increase	3.0%	3.0%	3.0%

Foreign plans:

	March 31
	2001	2002	2003
Discount rate	6.8%	6.6%	6.3%
Expected return on plan assets	7.7%	8.1%	8.3%
Rate of compensation increase	4.6%	4.5%	4.1%

As required under FAS No. 87, “Employers’ Accounting for Pensions”, the assumptions are reviewed in accordance with changes in circumstances.

Under FAS No. 87, Sony has recorded a pension liability to cover the amount of the projected benefit obligation in excess of plan assets, considering unrealized items and the minimum pension liability. The minimum pension liability represents the excess of the accumulated benefit obligation over plan assets and accrued pension and severance costs already recognized before recording the minimum pension liability. A corresponding amount was recognized as an intangible asset to the extent of the unrecognized prior service cost, and the balance was recorded as a component of accumulated other comprehensive income, net of tax.

The accumulated benefit obligations and the fair value of plan assets for the pension plans which Sony has recognized the minimum pension liability were as follows:

	Japanese plans			Foreign plans
	March 31			March 31
	2002	2003	2003	2002	2003	2003
	Yen in millions		Dollars in millions	Yen in millions		Dollars in millions
Accumulated benefit obligations	¥685,357	¥843,463	$7,029	—	¥102,313	$853
Fair value of plan assets	445,499	405,009	3,375	—	63,024	525

16. Stockholders’ equity

(1) Subsidiary tracking stock:

On June 20, 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”), a directly and indirectly wholly owned subsidiary of Sony Corporation which is engaged in Internet-related services. The subsidiary tracking stock holders have no direct rights in the equity or assets of SCN or the assets of Sony Corporation. Except as summarized below, the shares of subsidiary tracking stock have the same rights and characteristics as those of shares of common stock.

The dividend on the shares of this series of subsidiary tracking stock is payable only when the Board of Directors of SCN has resolved to pay to its common stock holders a dividend in an amount per share of the subsidiary tracking stock equal to the amount of SCN’s dividend per share of its common stock multiplied by the Standard Ratio (as defined in the articles of incorporation), subject to statutory restriction on Sony Corporation’s ability to pay dividends on its shares of capital stock and the maximum dividend amount (as defined in the articles of incorporation). If the amount of dividends paid to the subsidiary tracking stock holders is less than the amount, which should have been paid pursuant to the formula set forth above due to the statutory restriction referred to above or for any other reason, such shortfall will be accumulated and such cumulative amount will be paid to the subsidiary tracking stock holders for subsequent fiscal years. Any such dividend on the subsidiary tracking stock is payable in priority to the payment of dividends to the common stock holders. However, the subsidiary tracking stock holders have no right to participate in the dividends to common stock holders. Furthermore, even if the Board of Directors of SCN does not take a resolution for the payment of dividends to SCN’s common stock holders, Sony Corporation may decide to pay dividends to its common stock holders.

The subsidiary tracking stock holders have the same voting rights as those of the common stock holders and, thus, are entitled to participate and vote at any General Meeting of Shareholders in the same way as the common stock holders. In addition, as each series of subsidiary tracking stock is a separate class of stock different from common stock, if any resolution of the General Meeting of Shareholders would adversely affect the rights of the shareholders of a particular class of subsidiary tracking stock, the shareholders of each class of subsidiary tracking stock will have the right to approve or disapprove such resolution by a special resolution of the meeting of shareholders of that class of subsidiary tracking stock.

In the event of distribution of residual assets to the shareholders of Sony Corporation where, as long as such assets include shares of common stock of SCN, the number of shares of SCN common stock obtained by multiplying the number of shares of the subsidiary tracking stock held by each holder by the Standard Ratio or the net proceeds from the sale of the shares of SCN common stock so to be distributed will be distributed to the holders of the subsidiary tracking stock.

The shares of subsidiary tracking stock may be subject to repurchase and retirement in the same manner and under the same restriction as the shares of common stock. In addition, at any time after the passage of three years from the date of the initial issuance of shares of a series of subsidiary tracking stock, it may retire the entire amount of all outstanding shares of that series of subsidiary tracking stock upon paying to the shareholders thereof an amount equal to the current market price of the subsidiary tracking stock out of Sony Corporation’s retained earnings available for dividend payments. Sony Corporation may also retire the shares of a series of subsidiary tracking stock in their entirety pursuant to the procedures prescribed by the Japanese Commercial Code for the reduction of capital upon payment to the subsidiary tracking stock holders an amount equal to the market value thereof as set forth above.

At any time after the passage of three years from the date of the initial issuance of shares of a series of subsidiary tracking stock, it may convert the entire amount of all outstanding shares of the subsidiary tracking stock into the shares of Sony Corporation’s common stock at the rate of the multiple of 1.1 of the market value (as defined in the articles of incorporation) of shares of the subsidiary tracking stock divided by the market value (as similarly defined) of the shares of Sony Corporation’s common stock.

If any events (as defined in the articles of incorporation) occur, the entire amount of all outstanding shares of the subsidiary tracking stock will be either retired or converted into shares of Sony Corporation’s common stock at the price or rate set forth above.

The number of shares of the subsidiary tracking stock issued and outstanding at March 31, 2003 was 3,072,000. At March 31, 2003, 90,500 shares of the subsidiary tracking stock would be issued upon exercise of warrants and stock acquisition rights outstanding.

(2) Common stock:

Changes in the number of shares of common stock issued and outstanding during the years ended March 31, 2001, 2002 and 2003 have resulted from the following:

Number of shares
Balance at March 31, 2000	453,639,163
Stock split	453,639,163
Exercise of stock purchase warrants	111,209
Conversion of convertible bonds	12,145,253
Stock issued under exchange offerings	82,346

Balance at March 31, 2001	919,617,134
Exercise of stock purchase warrants	8,301
Conversion of convertible bonds	118,920

Balance at March 31, 2002	919,744,355
Conversion of convertible bonds	138,330
Stock issued under exchange offering	2,502,491

Balance at March 31, 2003	922,385,176

At March 31, 2003, 84,652,963 shares of common stock would be issued upon conversion or exercise of all convertible bonds, warrants and stock acquisition rights outstanding.

On October 1, 2002, Sony Corporation implemented a share exchange as a result of which Aiwa Co., Ltd. (“Aiwa”) become a wholly-owned subsidiary. As a result of this share exchange, Sony Corporation issued 2,502,491 new shares, the minority interest in Aiwa was eliminated from the balance sheet, and additional paid-in capital increased ¥15,791 million ($132 million). On December 1, 2002, Sony Corporation absorbed Aiwa by merger. The merger had no effect on Sony’s consolidated financial statements.

On May 19, 2000, Sony Corporation completed a two-for-one stock split. The number of shares issued was 453,639,163 shares. There was no increase in the common stock account because the new shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code.

On November 20, 1991, Sony Corporation made a free share distribution of 33,908,621 shares in ratios of one share for each ten shares held for which no accounting entry was required in Japan. Had the distribution been accounted for in the manner adopted by companies in the United States of America, ¥201,078 million would have been transferred from retained earnings to the appropriate capital accounts. This has been the only free distribution of common stock where no accounting entry was required in Japan.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Japanese Commercial Code by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

The Ordinary General Meeting of Shareholders held on June 27, 1997 authorized Sony Corporation, pursuant to the Japanese regulations, to acquire and retire up to a total not exceeding 30 million outstanding shares of its common stock with its profit, whenever deemed necessary by the Board of Directors in view of general economic conditions, Sony’s business performance and financial condition and other factors. Subsequently, the Ordinary General Meeting of Shareholders held on June 29, 2000 increased the maximum number of shares of its common stock up to 90 million shares on and after June 30, 2000 and the Extraordinary General Meeting of Shareholders held on January 25, 2001 authorized Sony Corporation to acquire and retire the subsidiary tracking stock as well as its common stock on and after January 26, 2001.

The Ordinary General Meeting of Shareholders held on June 26, 1998 approved that (a) in addition to the shares discussed in the preceding paragraph, Sony Corporation may, by a resolution of the Board of Directors, acquire and retire up to a total not exceeding 30 million outstanding shares of its common stock with its additional paid-in capital at prices in total not exceeding ¥400 billion and (b) Sony Corporation may grant share subscription rights to directors and/or employees pursuant to the Japanese regulations. Subsequently, the Extraordinary General Meeting of Shareholders held on January 25, 2001 authorized Sony Corporation to acquire and retire the subsidiary tracking stock as well as its common stock on and after January 26, 2001.

Prior to the amendments to the Japanese Commercial Code enacted on April 1, 2002, purchase and retirement by Sony Corporation of its own shares could be made at any time by resolution of the Board of Directors up to the number of shares and total purchase price as described above. No common stock and subsidiary tracking stock had been acquired nor had any share subscription rights been granted under those approvals during the years ended March 31, 2001 and 2002.

Following such amendments to the Japanese Commercial Code, purchase by Sony Corporation of its own shares is subject to the prior approval of shareholders at the Ordinary General Meeting of Shareholders, which includes the maximum number of shares to be purchased and the maximum total purchase amount. Once such approval of shareholders is obtained, Sony Corporation may purchase its own shares at any time during the period up to the conclusion of next Ordinary General Meeting of Shareholders.

The Ordinary General Meeting of Shareholders held on June 20, 2002 approved that Sony Corporation acquire up to a total not exceeding 90 million outstanding shares of its common stock at an amount in a total not exceeding ¥650 billion ($5,417 million) and a total not exceeding 300 thousand outstanding shares of the subsidiary tracking stock at an amount in total not exceeding ¥1 billion ($8 million) until the conclusion of the General Meeting of Shareholders to be held for the year ended March 31, 2003. At March 31, 2003, no common stock and subsidiary tracking stock had been acquired under this approval.

On April 23, 2003, the Board of Directors of Sony Corporation resolved the following proposals in accordance with the Japanese Commercial Code. The proposals, which will be discussed by the General Meeting of Shareholders to be held on June 20, 2003, resolve that Sony Corporation may acquire up to a total not exceeding 90 million outstanding shares of its common stock at an amount in a total not exceeding ¥400 billion ($3,333 million) and a total not exceeding 300 thousand outstanding shares of the subsidiary tracking stock at an amount in total not exceeding ¥1 billion ($8 million) until the conclusion of the General Meeting of Shareholders to be held for the year ending March 31, 2004.

(3) Retained earnings:

The amount of statutory retained earnings of Sony Corporation available for the payments of dividends to shareholders as of March 31, 2003 was ¥650,705 million ($5,423 million). The appropriation of retained earnings for the year ended March 31, 2003 including cash dividends for the six-month period ended March 31, 2003 has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings will be proposed for approval at the Ordinary General Meeting of Shareholders to be held on June 20, 2003 and will be then recorded in the statutory books of account, in accordance with the Japanese Commercial Code, upon shareholders’ approval.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥9,259 million and ¥2,967 million ($25 million) at March 31, 2002 and 2003, respectively.

(4) Other comprehensive income

Other comprehensive income for the years ended March 31, 2001, 2002 and 2003 were as follows:

	Pre-tax amount	Tax expense	Net-of-tax amount
	Yen in millions
For the year ended March 31, 2001:
Unrealized gains on securities—
Unrealized holding gains or losses arising during the period	¥(6,290)	¥(1,200)	¥(7,490)
Less: Reclassification adjustment for gains or losses included in net income	(16,095)	6,186	(9,909)
Minimum pension liability adjustment	(79,678)	33,544	(46,134)
Foreign currency translation adjustments	169,144	(8,862)	160,282

Other comprehensive income	¥67,081	¥29,668	¥96,749

For the year ended March 31, 2002:
Unrealized gains on securities—
Unrealized holding gains or losses arising during the period	¥(24,857)	¥4,614	¥(20,243)
Less: Reclassification adjustment for gains or losses included in net income	(2,594)	1,318	(1,276)
Unrealized losses on derivative instruments—
Cumulative effect of an accounting change	2,040	(951)	1,089
Unrealized holding gains or losses arising during the period	5,470	(3,033)	2,437
Less: Reclassification adjustment for gains or losses included in net income	(7,200)	2,963	(4,237)
Minimum pension liability adjustment	(38,391)	16,163	(22,228)
Foreign currency translation adjustments	101,483	(4,051)	97,432

Other comprehensive income	¥35,951	¥17,023	¥52,974

For the year ended March 31, 2003:
Unrealized gains on securities—
Unrealized holding gains or losses arising during the period	¥(18,575)	¥8,948	¥(9,627)
Less: Reclassification adjustment for gains or losses included in net income	3,421	867	4,288
Unrealized losses on derivative instruments—
Unrealized holding gains or losses arising during the period	(6,268)	1,791	(4,477)
Less: Reclassification adjustment for gains or losses included in net income	682	(287)	395
Minimum pension liability adjustment	(181,725)	71,089	(110,636)
Foreign currency translation adjustments—
Translation adjustments arising during the period	(87,103)	3,110	(83,993)
Less: Reclassification adjustment for losses included in net income	7,665	—	7,665

Other comprehensive income	¥(281,903)	¥85,518	¥(196,385)

	Pre-tax amount	Tax expense	Net-of-tax amount
	Dollars in millions
For the year ended March 31, 2003:
Unrealized gains on securities—
Unrealized holding gains or losses arising during the period	$(155)	$75	$(80)
Less: Reclassification adjustment for gains or losses included in net income	29	6	35
Unrealized losses on derivative instruments—
Unrealized holding gains or losses arising during the period	(52)	15	(37)
Less: Reclassification adjustment for gains or losses included in net income	5	(2)	3
Minimum pension liability adjustment	(1,514)	592	(922)
Foreign currency translation adjustments—
Translation adjustments arising during the period	(726)	26	(700)
Less: Reclassification adjustment for losses included in net income	64	—	64

Other comprehensive income	$(2,349)	$712	$(1,637)

During the year ended March 31, 2003, ¥7,665 million ($64 million) of foreign currency translation adjustments was transferred from other comprehensive income and charged to income as a result of the liquidation of certain foreign subsidiaries.

17. Stock-based compensation plans

Sony has four types of stock-based compensation plans as incentive plans for directors and selected employees.

(1) Warrant plan:

Upon issuance of unsecured bonds with detachable warrants which are described in Note 12, Sony Corporation has purchased all of the detachable warrants and distributed them to the directors and selected employees of Sony. By exercising a warrant, directors and selected employees can purchase the common stock or subsidiary tracking stock of Sony Corporation, the number of which is designated by each plan. The warrants generally vest ratably over a period of three years, and are generally exercisable up to six years from the date of grant.

(2) Convertible Bond plan:

In April 2000, Sony adopted an equity-based compensation plan for selected executives of Sony’s United States of America subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds which have characteristics similar to that of an option plan. Each convertible bond can be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant. The convertible bonds vest ratably over a three-year period and are exercisable up to ten years from the date of grant. As the convertible bonds were issued in exchange for a non-interest bearing employee loan, no accounting recognition was given to either the convertible bonds or the employee loans in Sony’s consolidated balance sheet as a right of offset exists between the convertible bonds and the employee loans.

(3) Stock Acquisition Rights:

During the year ended March 31, 2003, Sony adopted an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to the directors and selected employees of Sony, and subsidiary tracking stock acquisition rights for the purpose of granting stock options to the directors and selected employees of Sony Communication Network Corporation, pursuant to the Commercial Code of Japan. The stock acquisition rights generally vest ratably over a three-year period and are exercisable up to ten years from the date of grant.

Presented below is a summary of the activity for common stock warrant, convertible bond and stock acquisition rights plans for the years shown:

	Year ended March 31
	2001		2002		2003
	Number of Shares	Weighted- average exercise price	Number of Shares	Weighted- average exercise price	Number of Shares	Weighted- average exercise price	Weighted- average exercise price
		Yen		Yen		Yen	Dollars
Outstanding at beginning of year	1,531,573	¥6,456	2,800,270	¥9,911	5,853,892	¥8,648	$72.07
Granted	1,420,900	12,788	3,397,300	6,877	3,874,100	5,313	44.28
Exercised	(111,103)	5,341	(8,294)	6,264	—	—	—
Forfeited	(41,100)	12,544	(335,384)	6,384	(87,100)	8,306	69.22

Outstanding at end of year	2,800,270	¥9,911	5,853,892	¥8,648	9,640,892	¥7,832	$65.27

Exercisable at end of year	825,265	¥6,332	2,082,640	¥8,127	4,314,292	¥9,773	$81.44

A summary of common stock warrants, convertible bond options and stock acquisition rights outstanding and exercisable at March 31, 2003 is as follows:

	Outstanding				Exercisable
Exercise price range	Number of Shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of Shares	Weighted- average exercise price	Weighted- average exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥4,388~10,000	8,277,792	¥6,948	$57.90	7.57	3,358,792	¥8,774	$73.12
10,001~14,757	1,363,100	13,201	110.01	4.71	955,500	13,282	110.68

¥4,388~14,757	9,640,892	¥7,832	$65.27	7.17	4,314,292	¥9,773	$81.44

A summary of subsidiary tracking stock warrants and stock acquisition rights outstanding and exercisable at March 31, 2003 is as follows:

	Outstanding				Exercisable
Exercise price range	Number of Shares	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of Shares	Weighted- average exercise price	Weighted- average exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥1,008~3,300	90,500	¥2,148	$17.90	7.77	14,850	¥3,300	$27.50

As the exercise prices for the warrant, convertible bond and stock acquisition rights plans were determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans were not significant for the years ended March 31, 2001, 2002 and 2003, respectively.

The weighted-average fair value per share at the date of grant for common stock warrants, convertible bond options and stock acquisition rights granted during the years ended March 31, 2001, 2002 and 2003 was ¥4,111, ¥2,554 and ¥1,707 ($14.23), respectively. The fair value of common stock warrants, convertible bond options and stock acquisition rights granted on the date of grant, which is amortized to expense over the vesting period in determining the pro forma impact, is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended March 31
Weighted-average assumptions	2001	2002	2003
Risk-free interest rate	2.68%	2.58%	1.73%
Expected lives	3.26 years	3.28 years	3.30 years
Expected volatility	44.07%	50.81%	44.54%
Expected dividend	0.21%	0.40%	0.49%

(4) SAR plan:

Sony grants stock appreciations rights (“SARs”) in Japan, Europe and the United States of America for selected employees. Under the terms of these plans, employees on exercise receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the SARs. The SARs generally vest ratably over a period of three years, and are generally exercisable up to six to ten years from the date of grant. Sony holds treasury stock for the SAR plan in Japan to minimize cash flow exposure associated with the SARs. In addition, Sony uses various strategies to minimize the compensation expense associated with the SAR plans in the United States of America and Europe.

In December 2001, Sony granted options under its convertible bond plan to certain employees in exchange for the employees agreeing to cancel an equal number of outstanding SARs. Under FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation—an interpretation of APB Opinion No. 25”, no compensation charge was recorded as the number and terms of the new options under the convertible bond plan were substantially the same as the SARs that were cancelled.

The status of the SAR plans is summarized as follows:

	Year ended March 31
	2001		2002		2003
	Number of SARs	Weighted- average exercise price	Number of SARs	Weighted- average exercise price	Number of SARs	Weighted- average exercise price	Weighted- average exercise price
		Yen		Yen		Yen	Dollars
Outstanding at beginning of year	4,046,490	¥5,443	3,565,246	¥6,218	2,410,394	¥6,644	$55.37
Granted	154,700	9,801	141,525	7,813	28,750	6,323	52.69
Exercised	(588,092)	5,198	(91,330)	5,862	(11,800)	5,727	47.73
Cancelled	—	—	(1,192,672)	5,951	—	—	—
Expired or forfeited	(47,852)	5,869	(12,375)	8,520	(84,316)	7,274	60.62

Outstanding at end of year	3,565,246	¥6,218	2,410,394	¥6,644	2,343,028	¥6,341	$52.84

Exercisable at end of year	1,397,216	¥5,966	1,864,928	¥6,282	2,176,319	¥6,211	$51.76

A summary of SARs outstanding and exercisable at March 31, 2003 is as follows:

	Outstanding				Exercisable
Exercise price range	Number of SARs	Weighted- average exercise price	Weighted- average exercise price	Weighted- average remaining life	Number of SARs	Weighted- average exercise price	Weighted- average exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥3,615~5,000	242,534	¥4,455	$37.12	1.79	241,601	¥4,455	$37.13
5,001~10,000	2,046,369	6,393	53.28	2.17	1,896,036	6,298	52.48
10,001~15,000	54,125	12,823	106.86	6.56	38,682	12,940	107.83

¥3,615~15,000	2,343,028	¥6,341	$52.84	2.23	2,176,319	¥6,211	$51.76

In accordance with APB No. 25 and its related interpretations, the SARs compensation expense is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price, which is consistent with the accounting treatment prescribed for SAR plans in FAS No. 123. For the years ended March 31, 2001, 2002 and 2003, Sony recognized a reduction in SARs compensation expense of ¥5,587 million, ¥4,748 million and ¥670 million ($6 million), respectively, due to the decline in Sony’s stock price during the years.

18. Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives within the Electronics, Music and Pictures businesses. For the years ended March 31, 2001, 2002 and 2003, Sony recorded total restructuring charges of ¥34,718 million, ¥106,974 million and ¥106,251 million ($885 million), respectively. Significant restructuring charges and asset impairments include the following:

Electronics Segment

In an effort to improve the performance of the Electronics segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. For the years ended March 31, 2001, 2002 and 2003, Sony recorded total restructuring charges of ¥20,620 million, ¥86,852 million and ¥72,473 million ($ 604 million), respectively, within the Electronics segment. Significant restructuring activities are the following:

Shutdown of computer display CRT operations—

In the year ended March 31, 2002, as flat panel monitors became more popular in the marketplace, the demand for computer display CRTs was drastically reduced. In this situation, Sony decided to abandon certain manufacturing equipments for computer display CRTs mainly in the U.S. in the second quarter of the year ended March 31, 2002. Restructuring charges totaling ¥19,639 million consisted of non-cash equipment write-downs of ¥6,261 million, costs related to the buy-out and cancellation of operating leases totaling ¥11,264 million and other costs related to the disposal of equipment of ¥2,114 million. Of the total restructuring charges recorded, ¥946 million was recorded in cost of sales and ¥18,693 million was included in selling, general and administrative expense in the consolidated statements of income. The restructuring activity was completed in the year ended March 31, 2003, and all reserve balances were fully utilized as of March 31, 2003.

In the year ended March 31, 2003, due to further market shrinkage and demand shift from CRT displays to LCDs, Sony made a decision to discontinue certain computer display CRT manufacturing operations in Japan and Southeast Asia to rationalize production facilities and downsize its business. Restructuring charges totaling ¥6,902 million ($58 million) consisted of personnel related costs of ¥1,208 million ($10 million), non-cash equipment write-downs of ¥4,010 million ($34 million) and contract termination and other costs of ¥1,684 million ($14 million). Of the total restructuring charges, ¥1,264 million ($11 million) was recorded in cost of sales and ¥5,638 million ($47 million) was included in selling, general and administrative expense in the consolidated statements of income. The remaining reserve balance as of March 31, 2003 was ¥383 million ($3 million) and will be utilized in the year ending March 31, 2004.

Aiwa Co. Ltd. restructuring—

In the year ended March 31, 2002, in response to a decline in performance of Aiwa Co., Ltd., and its subsidiaries (“Aiwa”), Aiwa underwent a drastic restructuring program to eliminate the causes of this downward trend and to return to be profitable. Aiwa recorded restructuring charges totaling ¥25,484 million in the year ended March 31, 2002, which included a reduction of unprofitable product lines, plant closures and a reduction of the work forces. These charges consisted of non-cash equipment write-downs of ¥10,244 million, personnel related costs of ¥8,209 million, and other costs of ¥7,031 million including the devaluation of inventory. Among these charges ¥5,734 million was recorded in cost of sales and ¥19,750 million was included in selling, general and administrative expense in the consolidated statements of income. Aiwa eliminated its employees from various employee levels, business functions, operating units and geographic regions.

Due to the continued decline in the operating results of Aiwa, the restructuring program that was initiated in the year ended March 31, 2002 was accelerated and additional restructuring charges of ¥23,007 million ($192 million) were recorded in the year ended March 31, 2003. Additional restructuring included further cuts in staffing levels and shutdown of remaining production facilities. These charges consisted of non-cash equipment write-downs of ¥3,504 million ($29 million), personnel related costs of ¥7,647 million ($64 million), devaluation of inventory of ¥6,144 million ($51 million), operating lease termination costs of ¥3,823 million ($32 million) and other costs of ¥1,889 million ($16 million). Among these charges ¥13,791 million ($115 million) was recorded in cost of sales and ¥9,216 million ($77 million) was included in selling, general and administrative expense in the consolidated statements of income. The restructuring program was completed in the year ended March 31, 2003 and no reserve existed as of March 31, 2003. Aiwa Co., Ltd. was merged into Sony Corporation as of December 1, 2002. No further costs are expected to be incurred for the Aiwa restructuring.

Closing of a semiconductor plant in the U.S.—

Due to a significant decline in the business conditions of the U.S. semiconductor industry, Sony made a decision in the fourth quarter of the year ended March 31, 2003, to close a semiconductor plant in the U.S. The total estimated cost of the restructuring program is ¥8,148 million ($68 million), of which ¥5,856 million ($49 million) was incurred through March 31, 2003. These restructuring charges consisted of accelerated depreciation of equipments of ¥3,128 million ($26 million), personnel related costs of ¥1,329 million ($11 million), the devaluation of inventory and other costs of ¥1,399 million ($12 million). These charges were all recorded in cost of sales in the consolidated statements of income. This restructuring activity is expected to complete in the year ending March 31, 2004. The remaining reserve balance as of March 31, 2003 was ¥1,452 million ($12 million).

Early retirement program in Japan—

In addition to the restructuring efforts disclosed above, Sony has undergone several headcount reduction programs to further reduce operating costs in the Electronics segment. As a result of these programs, Sony recorded restructuring charges totaling ¥14,440 million, ¥12,252 million and ¥10,932 million ($91 million) for the years ended March 31, 2001, 2002 and 2003, respectively, and these charges were included in selling, general and administrative expense in the consolidated statements of income. These staff reductions were achieved through the implementation of early retirement programs in Japan. The remaining reserve balance as of March 31, 2003 was ¥1,009 million ($8 million) and will be utilized through the year ending March 31, 2004.

Music Segment

Due to the continued contraction of the worldwide music market due to slow worldwide economic growth, the saturation of the CD market, the effects of piracy and other illegal duplication, parallel imports, pricing pressures and the diversification of customer preferences, Sony has been actively repositioning the Music segment for the future by looking to create a more effective and profitable business model. As a result, the Music segment has undergone a worldwide restructuring program to reduce staffing and other costs through the consolidation and rationalization of facilities worldwide. For the years ended March 31, 2001, 2002 and 2003, Sony recorded total restructuring charges of ¥7,908 million, ¥8,599 million and ¥22,350 million ($186 million), respectively, within the Music segment. The total estimated costs of the worldwide restructuring program are ¥43,371 million ($361 million), of which ¥38,857 million ($324 million) was incurred through March 31, 2003. At March 31, 2003, the remaining reserve balance was ¥11,522 million ($96 million). This reserve balance will be utilized over the next two to three years, with most of the payments being made during the year ending March 31, 2004. The worldwide restructuring program is expected to complete by the year ending March 31, 2006. Significant restructuring activities included the following:

In the year ended March 31, 2001, the Music segment initiated its worldwide restructuring program with the shutdown of a CD and audio cassette manufacturing plant in the U.S., as part of its effort to consolidate manufacturing operations, and staff reductions in other areas. As a result, Sony recorded restructuring charges totaling ¥7,908 million in the year ended March 31, 2001. The restructuring charges consisted of personnel related costs of ¥3,540 million, non-cash asset write-downs of ¥3,160 million and other costs of ¥1,208 million including lease termination costs. Of the total restructuring charges, ¥779 million was recorded in cost of sales and ¥7,129 million was included in selling, general and administrative expense in the consolidated statements of income.

In the year ended March 31, 2002, Sony recorded additional restructuring charges totaling ¥8,599 million. Restructuring activities included the rationalization of digital media initiative and portfolio investment businesses in order to focus on core music activities and staff reductions. Charges incurred in the year ended March 31, 2002 consisted of personnel related costs of ¥5,100 million, non-cash asset write-downs of ¥787 million, and other costs of ¥2,712 million including lease termination costs. These charges were included in selling, general and administrative expense in the consolidated statements of income.

In the year ended March 31, 2003, restructuring charges related to the worldwide restructuring of the Music segment totaled ¥22,350 million ($186 million). Restructuring activities included the further consolidation of operations through the shutdown of a cassette and CD manufacturing and distribution center in Holland and a second CD manufacturing facility in the U.S. as well as further staff reductions in other areas. The restructuring charges consisted of personnel related costs of ¥14,932 million ($124 million), non-cash asset write-downs of ¥3,256 million ($27 million) and other costs of ¥ 4,162 million ($35 million) including lease termination costs. These charges were included in selling, general and administrative expense in the consolidated statements of income. Employees were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.

Pictures Segment

Due to changes within the television production and distribution business, the competition to obtain customers between the major television networks and other production and distribution companies is becoming more intense. This competitive environment has resulted in fewer opportunities to produce shows for the networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. Consistent with this trend, Sony has seen an increase in the number of new programs being distributed yet canceled in their first or second season and that are generally less profitable, and a decrease in the number of network programs that are able to achieve syndication and that are generally more profitable. As a result, in the year ended March 31, 2002, Sony decided to consolidate its television operations and downsize the network television production business in the Pictures segment. Sony recorded restructuring charges totaling ¥8,452 million which consisted of personnel related costs of ¥1,753 million, non-cash asset write-downs of ¥1,767 million, and other costs of ¥4,932 million including those relating to the buy-out of term deal commitments. These restructuring charges were all recorded in cost of sales in the consolidated statements of income. In the year ended March 31, 2003, additional restructuring charges totaling ¥480 million ($4 million) were recorded. These costs were included in cost of sales in the consolidated statements of income. The remaining reserve balance as of March 31, 2003 was ¥947 million ($8 million). The restructuring plan is expected to complete by the second quarter of the year ending March 31, 2005 and all reserves will be utilized over the next two years.

The following table displays the balance of the accrued restructuring charges recorded for the years ended March 31, 2001, 2002 and 2003.

	Employee termination benefits	Non-cash write-down	Other associated costs	Total
	Yen in millions
Balance at March 31, 2000	¥58	—	¥2,131	¥2,189
Restructuring costs	19,200	¥14,070	1,448	34,718
Non-cash charges	—	(14,070)	—	(14,070)
Cash payments	(18,142)	—	(2,617)	(20,759)
Adjustments	145	—	126	271

Balance at March 31, 2001	1,261	—	1,088	2,349
Restructuring costs	38,123	39,598	29,253	106,974
Non-cash charges	—	(39,598)	—	(39,598)
Cash payments	(33,291)	—	(16,907)	(50,198)
Adjustments	150	—	203	353

Balance at March 31, 2002	6,243	—	13,637	19,880
Restructuring costs	46,953	42,768	16,530	106,251
Non-cash charges	—	(42,240)	—	(42,240)
Cash payments	(38,548)	—	(23,172)	(61,720)
Adjustments	136	(528)	(1,208)	(1,600)

Balance at March 31, 2003	¥14,784	—	¥5,787	¥20,571

	Employee termination benefits	Non-cash write-down	Other associated costs	Total
	Dollars in millions
Balance at March 31, 2002	$52	—	$113	$165
Restructuring costs	391	$356	138	885
Non-cash charges	—	(352)	—	(352)
Cash payments	(321)	—	(193)	(514)
Adjustments	1	(4)	(10)	(13)

Balance at March 31, 2003	$123	—	$48	$171

19. Research and development costs, advertising costs and shipping and handling costs

(1) Research and development costs:

Research and development costs charged to cost of sales for the years ended March 31, 2001, 2002 and 2003 were ¥416,708 million, ¥433,214 million and ¥443,128 million ($3,693 million), respectively.

(2) Advertising costs:

Advertising costs included in selling, general and administrative expenses for the years ended March 31, 2001, 2002 and 2003 were ¥389,359 million, ¥401,960 million and ¥442,741 million ($3,690 million), respectively.

(3) Shipping and handling costs:

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the years ended March 31, 2001, 2002 and 2003 were ¥104,155 million, ¥98,800 million and ¥98,195 million ($818 million), respectively, which included the internal transfer costs of finished goods.

20. Gain on issuances of stock by equity investees

In August 2000, Monex Inc., which provides on-line security trading services in Japan, issued 150,000 shares at ¥41,850 per share valued at ¥6,278 million in connection with its initial public offering. As a result of this issuance, Sony recorded a gain of ¥1,900 million and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 36.6% to 32.8%.

In August 2000, Crosswave Communications Inc., which provides high-capacity/high-speed network services in Japan, issued 101,960 shares at ¥304,360 per share valued at ¥28,958 million after the deduction of stock issue costs in connection with its initial public offering. As a result of this issuance, Sony recorded a gain of ¥6,406 million and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 30.0% to 23.9%.

In October 2000, SKY Perfect Communications Inc., which provides satellite broadcasting services in Japan, issued 400,000 shares at ¥304,000 per share valued at ¥121,600 million in connection with its initial public offering. In connection with this issuance, Sony recorded a gain of ¥9,551 million and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 9.9% to 8.1%. As a result of this transaction, SKY Perfect Communications Inc. is no longer accounted for under the equity method, as Sony no longer has significant influence.

In addition to the above transactions, for the year ended March 31, 2001, Sony recognized ¥173 million of other gains on issuances of stock by equity investees resulting in total gains of ¥18,030 million. Total gains on issuances of stock by equity investees were ¥503 million for the year ended March 31, 2002. There were no gains on issuances of stock for equity investees for the year ended March 31, 2003. These gains resulted from stock issued by equity investees or otherwise. These transactions were not part of a broader corporate reorganization and the reacquisition of such shares was not contemplated at the time of issuance.

21. Income taxes

Income before income taxes and income tax expense comprise the following:

	Year ended March 31
	2001	2002	2003	2003
	Yen in millions			Dollars in millions
Income (loss) before income taxes:
Sony Corporation and subsidiaries in Japan	¥158,987	¥(5,103)	¥(7,998)	$(67)
Foreign subsidiaries	106,881	97,878	255,619	2,131

	¥265,868	¥92,775	¥247,621	$2,064

Income taxes—Current:
Sony Corporation and subsidiaries in Japan	¥89,708	¥55,641	¥69,311	$578
Foreign subsidiaries	31,405	59,289	109,536	913

	¥121,113	¥114,930	¥178,847	$1,491

Income taxes—Deferred:
Sony Corporation and subsidiaries in Japan	¥(106)	¥(46,082)	¥(90,016)	$(750)
Foreign subsidiaries	(5,473)	(3,637)	(8,000)	(67)

	¥(5,579)	¥(49,719)	¥(98,016)	$(817)

Sony is subjected to a number of different income taxes. Due to changes in Japanese income tax regulations, a consolidated tax filing system was introduced on April 1, 2002. Sony applied to file its return under the consolidated tax filing system beginning with the year ending March 31, 2004. Under the Japanese consolidated tax filing system, a 2% surtax will be imposed only for the year ending March 31, 2004. As a result, the statutory tax rate will be approximately 44% for the year ending March 31, 2004.

For the year ending March 31, 2005, a corporation size-based enterprise tax will be introduced which will supersede the current enterprise tax. As a result, the statutory tax rate for the year ending March 31, 2005 will be approximately 41% effective April 1, 2004. The respective newly enacted rates were used in calculating the future expected tax effects of temporary differences as of March 31, 2003. The effect of the changes in the tax rates on the balance of deferred tax assets and liabilities was insignificant.

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	Year ended March 31
	2001	2002	2003
Statutory tax rate	42.0%	42.0%	42.0%
Increase (reduction) in taxes resulting from:
Income tax credits	(1.7)	(2.1)	(1.9)
Change in valuation allowances	14.2	55.5	5.5
Decrease in deferred tax liabilities on undistributed earnings of foreign subsidiaries	(6.5)	(21.6)	(14.8)
Reversal of foreign tax reserves	—	(6.5)	—
Other	(4.5)	3.0	1.8

Effective income tax rate	43.5%	70.3%	32.6%

The significant components of deferred tax assets and liabilities are as follows:

	March 31
	2002	2003	2003
	Yen in millions		Dollars in millions
Deferred tax assets:
Accrued pension and severance costs	¥125,745	¥213,284	$1,777
Operating loss carryforwards for tax purposes	155,979	130,473	1,087
Warranty reserve and accrued expenses	59,979	64,094	534
Future insurance policy benefits	28,552	34,734	289
Inventory—intercompany profits and write-down	41,294	34,423	287
Film costs	41,917	33,907	283
Tax credit carryforwards	16,004	33,762	281
Accrued bonus	31,060	32,694	272
Reserve for doubtful accounts	16,401	20,256	169
Depreciations	19,067	15,724	131
Other	134,373	119,671	998

Gross deferred tax assets	670,371	733,022	6,108
Less: Valuation allowance	(252,208)	(116,068)	(967)

Total deferred tax assets	418,163	616,954	5,141

Deferred tax liabilities:
Insurance acquisition costs	(111,570)	(118,689)	(989)
Undistributed earnings of foreign subsidiaries	(72,713)	(46,449)	(387)
Intangible assets acquired through exchange offerings	(40,580)	(38,882)	(324)
Gain on securities contribution to employee retirement benefit trust	(29,313)	(17,438)	(145)
Unrealized gains on securities	(21,487)	(11,672)	(97)
Other	(55,169)	(81,374)	(679)

Gross deferred tax liabilities	(330,832)	(314,504)	(2,621)

Net deferred tax assets	¥87,331	¥302,450	$2,520

The valuation allowance mainly relates to deferred tax assets of Sony Corporation and certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance were increases of ¥86,422 million and ¥53,595 million for the years ended March 31, 2001 and 2002, respectively, and a decrease of ¥136,140 million ($1,135 million) for the year ended March 31,2003.

As discussed in Note 10, ¥33,525 million ($279 million) of the decrease in the valuation allowance relates to the realization of tax benefits from operating loss carryforwards that were acquired in connection with Sony’s acquisition of companies within the Electronics, Music and Pictures businesses. The reversal of the valuation allowance upon realization of tax benefit from operating loss carryforwards resulted in the reduction of goodwill.

During the year ended March 31, 2003, approximately ¥19,000 million ($158 million) of tax benefits have been realized through utilization of operating loss carryforwards.

Net deferred tax assets are included in the consolidated balance sheets as follows:

	March 31
	2002	2003	2003
	Yen in millions		Dollars in millions
Current assets—Deferred income taxes	¥134,299	¥143,999	$1,200
Other assets—Deferred income taxes	120,168	328,091	2,734
Current liabilities—Other	(7,563)	(10,561)	(88)
Long-term liabilities—Deferred income taxes	(159,573)	(159,079)	(1,326)

Net deferred tax assets	¥87,331	¥302,450	$2,520

At March 31, 2003, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥813,923 million ($6,783 million), and on the gain of ¥61,544 million on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2003 for such temporary differences amounted to ¥200,103 million ($1,668 million).

Operating loss carryforwards for tax purposes of Sony Corporation and certain consolidated subsidiaries at March 31, 2003 amounted to ¥304,634 million ($2,539 million) and are available as an offset against future taxable income. With the exception of ¥64,315 million ($536 million) with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 6 years. Tax credit carryforwards for tax purposes at March 31, 2003 amounted to ¥33,762 million ($281 million). With the exception of ¥9,969 million ($83 million) with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 10 years. Realization is dependent on such companies generating sufficient taxable income prior to expiration of the loss carryforwards and tax credit carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carryforward period are changed.

22. Reconciliation of the differences between basic and diluted net income per share (“EPS”)

(1) Income before cumulative effect of accounting changes and net income allocated to each class of stock:

	Year ended March 31
	2001	2002	2003	2003
	Yen in millions			Dollars in millions
Income before cumulative effect of accounting changes allocated to the common stock	¥121,227	¥9,381	¥115,648	$964
Income before cumulative effect of accounting changes allocated to the subsidiary tracking stock	—	(49)	(129)	(1)

Income before cumulative effect of accounting changes	¥121,227	¥9,332	¥115,519	$963

Net income allocated to the common stock	¥16,754	¥15,359	¥115,648	$964
Net income allocated to the subsidiary tracking stock	—	(49)	(129)	(1)

Net income	¥16,754	¥15,310	¥115,519	$963

As discussed in Note 2, the earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stock holders’ economic interest.

The statutory retained earnings of SCN (the subsidiary tracking stock entity as discussed in Note 16) available for dividends to the shareholders were ¥209 million as of March 31, 2002, which decreased by ¥374 million during the year ended March 31, 2002.

The accumulated losses of SCN were ¥779 million ($6 million) as of March 31, 2003. The accumulated losses increased by ¥989 million ($8 million) during the year ended March 31, 2003.

(2) EPS attributable to common stock:

Basic and diluted EPS as well as the number of shares in the following table have been adjusted to reflect the two-for-one stock split that was completed on May 19, 2000. Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2001, 2002 and 2003 is as follows:

	Year ended March 31
	2001	2002	2003	2003
	Yen in millions			Dollars in millions
Income before cumulative effect of accounting changes allocated to the common stock	¥121,227	¥9,381	¥115,648	$964
Effect of dilutive securities:
Convertible bonds	2,417	—	2,398	20

Income before cumulative effect of accounting changes allocated to the common stock for diluted EPS computation	¥123,644	¥9,381	¥118,046	$984

	Thousands of shares
Weighted-average shares	913,932	918,462	919,706
Effect of dilutive securities:
Warrants	472	108	12
Convertible bonds	79,830	2,664	78,873

Weighted-average shares for diluted EPS computation	994,234	921,234	998,591

	Yen			Dollars
Basic EPS	¥132.64	¥10.21	¥125.74	$1.05

Diluted EPS	¥124.36	¥10.18	¥118.21	$0.99

In accordance with FAS No. 128, “Earnings per Share”, the computation of diluted EPS for the years ended March 31, 2001 and 2002 uses the same weighted-average shares used for the computation of diluted income before cumulative effect of accounting changes per share, and reflects the effect of assumed conversion of convertible bonds in diluted net income.

For the year ended March 31, 2002, 75,201 thousand shares of potential common stock upon the conversion of convertible bonds were excluded from the computation of diluted EPS due to their antidilutive effect.

Potential common stock upon the exercise of warrants and stock acquisition rights, which were excluded from the computation of diluted EPS since they have an exercise price in excess of the average market value of Sony’s common stock during the fiscal year, were 1,329 thousand shares, 2,665 thousand shares, and 4,141 thousand shares for the years ended March 31, 2001, 2002 and 2003, respectively.

Warrants and stock acquisition rights of subsidiary tracking stock for the years ended March 31, 2002 and 2003, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since they did not have a dilutive effect.

Stock options issued by affiliated companies accounted for under the equity method for the years ended March 31, 2001, 2002 and 2003, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since such stock option did not have a dilutive effect.

On October 1, 2002, Sony implemented a share exchange as a result of which Aiwa became a wholly-owned subsidiary. As a result of this share exchange, Sony issued 2,502 thousand shares. The shares were included in the computation of basic and diluted EPS.

(3) EPS attributable to subsidiary tracking stock:

Weighted-average shares used for computation of EPS attributable to subsidiary tracking stock for the years ended March 31, 2002 and 2003 were 3,072 thousand shares. As discussed in Note 2, there were no potentially dilutive securities for EPS of subsidiary tracking stock outstanding at March 31, 2002 and 2003.

23. Variable Interest Entities

Sony has, from time to time, entered into various arrangements with VIEs. These arrangements consist of facilities which provide for the leasing of certain property, the financing of film production, the development and operation of a multi-use real estate complex and the implementation of a stock option plan for Japanese employees. As discussed below, certain of these entities are currently not consolidated by Sony. As described in Note 2, the FASB issued FIN No. 46, which will require the consolidation or disclosure of VIEs. Although Sony continues to evaluate the impact of FIN No. 46 on Sony’s results of operations and financial position, the potential VIEs that may be consolidated or disclosed are described as follows:

Sony leases the headquarters of its U.S. subsidiary from a VIE, which was not consolidated by Sony at March 31, 2002 and 2003. Effective July 1, 2003, Sony will be required to consolidate this entity. Assets and liabilities are expected to increase by approximately ¥30,600 million ($255 million). Upon consolidation of the VIE, Sony will record a cumulative effect of accounting change of ¥1,800 million ($15 million). The impact on net income for the year ending March 31, 2004 will be a decrease of ¥840 million ($7 million). Sony has the option to purchase the building at any time during the lease term which expires in December 2008 for ¥30,600 million ($255 million). At the end of the lease term, Sony has agreed to either renew the lease, purchase the building or remarket it to a third party on behalf of the owner. If the sales price is less than ¥30,600 million ($255 million), Sony is obligated to make up the lesser of the shortfall or ¥25,727 million ($214 million). At March 31, 2003, the fair value of the building exceeded ¥30,600 million ($255 million).

A subsidiary in the Pictures business entered into a joint venture agreement with a VIE for the purpose of funding the acquisition of certain international film rights. The subsidiary is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts, as defined, and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees. The VIE was capitalized with total financing of ¥48,720 million ($406 million). Of this amount, ¥1,320 million ($11 million) was contributed by the subsidiary, ¥11,400 million ($95 million) was provided by unrelated third party investors and the remaining funding is provided through a ¥36,000 million ($300 million) bank credit facility of which ¥1,320 million ($11 million) was outstanding as of March 31, 2003. Effective July 1, 2003, Sony will be required to consolidate this entity. Assets and liabilities are expected to increase by ¥7,080 million ($59 million); however, there will be no impact to net income. Under the agreement, the subsidiary’s ¥1,320 million ($11 million) equity investment is the last equity to be repaid. Additionally, it must pay to the third party investors up to ¥2,280 million ($19 million) of any losses out of a portion of its distribution fees. Any losses incurred by the VIE over and above the ¥3,600 million ($30 million) will be shared by the other investors. The subsidiary is obligated to acquire the international distribution rights, as defined, for twelve pictures meeting certain minimum requirements within a 3.5 to 4.5 year period and transfer those rights to the VIE at cost plus a 5 percent fee. If the subsidiary is unable to deliver twelve pictures to the VIE and the bank credit facility or the third party equity investors are not paid in full by March 10, 2008 (or earlier upon the occurrence of certain events), the subsidiary is required to reimburse the VIE to the extent necessary to repay the bank credit facility in full and pay certain minimum returns to the third party equity investors. At March 31, 2003, the maximum exposure amount is ¥30,574 million ($255 million).

Sony utilized a VIE to erect and operate a multi-use real estate complex in Berlin, Germany, which was accounted for under the equity method by Sony at March 31, 2002 and 2003. Effective July 1, 2003, Sony will be required to consolidate this entity. Upon consolidation, Sony’s assets and liabilities are expected to increase by ¥59,662 million ($497 million). However, there will be no impact to Sony’s net income. The VIE was initially capitalized with ¥90,790 million ($757 million) of total funding, ¥32,561 million ($271 million) was provided by the equity investors with the remaining funding of ¥58,229 million ($485 million) being provided through a syndicated bank loan which matures in November 2004. The syndicated bank loan is secured by the multi-use real estate complex. Should the VIE be unable to meet its obligations under the syndicated bank loan, Sony would be exposed to the potential impairment of its investment in the VIE which was ¥12,840 million ($107 million) at March 31, 2003.

Sony has utilized a VIE to implement a stock option plan for Japanese selected employees. The VIE has been consolidated by Sony since its establishment. There will be no impact to Sony’s results of operations and financial position upon the adoption of FIN No. 46. Under the terms of the stock option plan, upon exercise, Japanese employees on exercise receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the plan. In order to minimize cash flow exposure associated with the plan, Sony holds treasury stock through the VIE. The VIE purchased the common stock with funding provided by the employee’s cash contribution and a bank loan which has been guaranteed by Sony Corporation. If the market value of common stock is below the price that Sony acquired the treasury stock for at the time of settlement of stock option plan, Sony is required to reimburse the VIE for repayment of the bank loan. At March 31, 2003, the balance of the bank loan was ¥6,909 million ($58 million).

24. Commitments and contingent liabilities

(1) Commitments:

Commitments outstanding at March 31, 2003 amounted to ¥297,768 million ($2,481 million). The major components of the commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2003, such commitments outstanding were ¥30,814 million ($257 million).

Certain subsidiaries in the Music business have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly through March 31, 2006. As of March 31, 2003, these subsidiaries were committed to make payments under such long-term contracts of ¥54,508 million ($454 million).

Certain subsidiaries in the Pictures business have entered into agreements under which the subsidiaries acquire completed films, or certain rights therein, from third parties. These agreements cover various periods through March 31, 2005. As of March 31, 2003, these subsidiaries were committed to make payments under such contracts of ¥40,116 million ($334 million).

A subsidiary in the Pictures business has also entered into a distribution agreement with a third party to distribute, in certain markets and territories, all feature length films produced or acquired by the third party during the term of the agreement. The distribution agreement expires on December 31, 2006 if a minimum of 36 films have been delivered as of that date. If 36 films have not been delivered by December 31, 2006, the distribution agreement expires on the earlier of the delivery of the 36th film or May 25, 2007. The subsidiary has the right to distribute the films for 15 years from the initial theatrical release of the film. Under the terms of the distribution agreement, the subsidiary must fund a portion of the production cost and is responsible for all distribution and marketing expenses. As of March 31, 2003, 17 films have been released or funded by the subsidiary. The subsidiary’s estimated commitment to fund the production of the remaining films under this agreement is ¥88,024 million ($734 million).

Aggregate amounts of year-by-year payment schedule of commitments during the next five years and thereafter are as follows:

Year ending March 31	Yen in millions	Dollars in millions
2004	¥140,935	$1,174
2005	70,045	584
2006	51,744	431
2007	8,777	73
2008	9,146	76
Thereafter	17,121	143

Total	¥297,768	$2,481

(2) Contingent liabilities:

Contingent liabilities including guarantees given in the ordinary course of business have a maximum exposure of ¥139,119 million ($1,159 million) at March 31, 2003. The major components of the contingent liabilities are as follows:

Sony has issued loan guarantees to related parties comprised of affiliated companies accounted for under the equity method and unconsolidated subsidiaries. The terms of these guarantees are mainly up to 3 years. Sony would be required to perform under these guarantees upon non-performance of the primary borrowers. The maximum exposure of these guarantees is ¥49,078 million ($409 million) and is not recorded on the balance sheet as of March 31, 2003.

As discussed in Note 23, in connection with the lease of the headquarters of Sony’s U.S. subsidiary, Sony has guaranteed residual value to a VIE. The maximum exposure of the guarantee is ¥25,727 million ($214 million). This guarantee is secured by the underlying leased asset and is not recorded on the balance sheet as of March 31, 2003.

As discussed in Note 23, a subsidiary in the Pictures business entered into a joint venture agreement with a VIE. At March 31, 2003, the maximum exposure associated with this arrangement is ¥30,574 million ($255 million).

Sony has agreed to indemnify certain third parties against tax losses resulting from transactions entered into in the normal course of business. The maximum amount of potential future payments under these guarantees cannot be estimated at this time. These guarantees are not recorded on the balance sheet as of March 31, 2003.

Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both Sony and its legal counsel, management of Sony believes that damages from such lawsuits, if any, would not have a material effect on Sony’s consolidated financial statements.

The changes in product warranty liability for the year ended March 31, 2003 are as follows:

	Year ended March 31 2003	Year ended March 31 2003
	Yen in millions	Dollars in millions
Balance at beginning of year	¥53,671	$447
Provision for warranty reserve	47,260	394
Settlements (in cash or in kind)	(46,628)	(389)
Changes in estimate for pre-existing warranty reserve	(2,032)	(17)
Translation adjustment	(379)	(3)

Balance at end of year	¥51,892	$432

25. Business segment information

Effective for the year ended March 31, 2003, Sony has partly changed its business segment configuration as described below.

Related businesses in the Network Application and Contents Service Sector (“NACS”), established in April 2002 to enhance network businesses, are included in the Other segment. In addition to Sony Communications Network Corporation, which was originally contained in the Other segment, NACS-related businesses include an internal information system related business, and an IC card business formerly contained in the “Other” category of the Electronics segment.

As a result, business segment information for the years ended March 31, 2001 and 2002 have been restated to conform to the presentation for the year ended March 31, 2003.

The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation and PlayStation 2 game consoles and related software mainly in Japan, the United States of America and Europe, manufactures semiconductors used in the game consoles in Japan, and licenses to third party software developers. The Music segment is mainly engaged worldwide in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the United States of America, and markets, distributes and broadcasts in the worldwide market. The Financial Services segment represents the insurance-related underwriting business, primarily individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and bank business in Japan. The Other segment consists of various operating activities, primarily including a business focused on network service business including Internet-related services, advertising agency business in Japan. Sony’s products and services are generally unique to a single operating segment.

The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

Business segments—

Sales and operating revenue:

	Year ended March 31
	2001	2002	2003	2003
	Yen in millions			Dollars in millions
Sales and operating revenue:
Electronics—
Customers	¥4,982,432	¥4,772,550	¥4,543,313	$37,861
Intersegment	472,082	513,631	397,137	3,309

Total	5,454,514	5,286,181	4,940,450	41,170
Game—
Customers	646,147	986,529	936,274	7,802
Intersegment	14,769	17,185	18,757	156

Total	660,916	1,003,714	955,031	7,958
Music—
Customers	571,003	588,191	559,042	4,659
Intersegment	41,110	54,649	77,256	644

Total	612,113	642,840	636,298	5,303
Pictures—
Customers	555,227	635,841	802,770	6,690
Intersegment	0	0	0	0

Total	555,227	635,841	802,770	6,690
Financial Services—
Customers	447,147	483,313	512,641	4,272
Intersegment	31,677	28,932	27,878	232

Total	478,824	512,245	540,519	4,504
Other—
Customers	112,868	111,834	119,593	996
Intersegment	93,942	91,977	130,721	1,090

Total	206,810	203,811	250,314	2,086

Elimination	(653,580)	(706,374)	(651,749)	(5,431)

Consolidated total	¥7,314,824	¥7,578,258	¥7,473,633	$62,280

Electronics intersegment amounts primarily consist of transactions with the Game business.

Music intersegment amounts primarily consist of transactions with the Game and Pictures businesses.

Other intersegment amounts primarily consist of transactions with the Electronics business.

Segment profit or loss:

	Year ended March 31
	2001	2002	2003	2003
	Yen in millions			Dollars in millions
Operating income (loss):
Electronics	¥251,146	¥(1,158)	¥41,380	$345
Game	(51,118)	82,915	112,653	939
Music	20,502	20,175	(8,661)	(72)
Pictures	4,315	31,266	58,971	491
Financial Services	17,432	22,134	23,338	194
Other	(13,715)	(16,604)	(31,950)	(266)

Total	228,562	138,728	195,731	1,631
Elimination	13,781	17,148	15,894	132
Unallocated amounts:
Corporate expenses	(16,997)	(21,245)	(26,185)	(218)

Consolidated operating income	225,346	134,631	185,440	1,545
Other income	167,654	96,328	157,528	1,313
Other expenses	(127,132)	(138,184)	(95,347)	(794)

Consolidated income before income taxes	¥265,868	¥92,775	¥247,621	$2,064

Operating income is sales and operating revenue less costs and operating expenses. Unallocated corporate expenses include stock-based compensation expenses (Note 17).

Assets:

	March 31
	2001	2002	2003	2003
	Yen in millions			Dollars in millions
Total assets:
Electronics	¥3,421,624	¥3,089,791	¥2,848,492	$23,737
Game	690,737	722,021	673,208	5,610
Music	747,360	739,283	668,702	5,573
Pictures	887,806	960,266	868,395	7,237
Financial Services	2,074,234	2,496,052	2,910,434	24,254
Other	255,495	240,329	273,169	2,276

Total	8,077,256	8,247,742	8,242,400	68,687

Elimination	(437,330)	(270,374)	(261,761)	(2,181)
Corporate assets	188,040	208,427	389,906	3,249

Consolidated total	¥7,827,966	¥8,185,795	¥8,370,545	$69,755

Unallocated corporate assets consist primarily of cash and cash equivalents, marketable securities and property, plant and equipment maintained for general corporate purposes.

Other significant items:

	Year ended March 31
	2001	2002	2003	2003
	Yen in millions			Dollars in millions
Depreciation and amortization:
Electronics	¥209,616	¥211,910	¥190,836	$1,590
Game	37,497	49,655	53,496	446
Music	34,648	34,835	33,650	280
Pictures	11,853	10,619	8,552	71
Financial Services, including deferred insurance acquisition costs	44,995	37,227	52,041	434
Other	6,184	6,568	9,112	76

Total	344,793	350,814	347,687	2,897
Corporate	3,475	3,321	4,238	36

Consolidated total	¥348,268	¥354,135	¥351,925	$2,933

Capital expenditures for segment assets:
Electronics	¥281,660	¥220,032	¥170,323	$1,419
Game	108,168	47,822	40,986	342
Music	37,776	21,535	21,875	182
Pictures	11,020	11,501	7,138	60
Financial Services	9,341	16,023	3,655	30
Other	13,538	5,208	15,402	128

Total	461,503	322,121	259,379	2,161
Corporate	3,706	4,613	1,862	16

Consolidated total	¥465,209	¥326,734	¥261,241	$2,177

The capital expenditures in the above table represent the additions to fixed assets of each segment.

The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics business is managed as a single operating segment by Sony’s management. Effective for the year ended March 31, 2003, Sony has partly changed its product category configuration. The main changes are that the projector product group, which includes business projectors and home-use projectors has been moved from “Information and Communications” to “Television”, and the server product groups which includes network servers and data storage systems has been moved from “Component” to “Information and Communications”. Accordingly, sales and operating revenue for the years ended March 31, 2001 and 2002 have been restated to conform to the presentation for the year ended March 31, 2003.

	Year ended March 31
	2001	2002	2003	2003
	Yen in millions			Dollars in millions
Audio	¥756,393	¥747,469	¥682,517	$ 5,688
Video	791,465	806,401	823,354	6,861
Televisions	797,618	842,388	846,139	7,051
Information and Communications	1,260,531	1,167,328	958,556	7,988
Semiconductors	237,668	182,276	204,710	1,706
Components	569,478	525,568	537,358	4,478
Other	569,279	501,120	490,679	4,089

Total	¥4,982,432	¥4,772,550	¥4,543,313	$ 37,861

Geographic information—

Sales and operating revenue which are attributed to countries based on location of customers for the years ended March 31, 2001, 2002 and 2003 and long-lived assets as of March 31, 2001, 2002 and 2003 are as follows:

	Year ended March 31
	2001	2002	2003	2003
	Yen in millions			Dollars in millions
Sales and operating revenue:
Japan	¥2,400,777	¥2,248,115	¥2,093,880	$ 17,449
U.S.A.	2,179,833	2,461,523	2,403,946	20,033
Europe	1,473,780	1,609,111	1,665,976	13,883
Other	1,260,434	1,259,509	1,309,831	10,915

Total	¥7,314,824	¥7,578,258	¥7,473,633	$ 62,280

	March 31
	2001	2002	2003	2003
	Yen in millions			Dollars in millions
Long-lived assets:
Japan	¥1,433,038	¥1,462,709	¥1,365,160	$ 11,376
U.S.A.	766,148	812,309	713,524	5,946
Europe	188,174	156,560	164,459	1,371
Other	160,249	174,070	148,616	1,238

Total	¥2,547,609	¥2,605,648	¥2,391,759	$ 19,931

There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.

Transfers between reportable business or geographic segments are made at arms-length prices.

There are no sales and operating revenue with a single major external customer for the years ended March 31, 2001, 2002 and 2003.

The following information shows sales and operating revenue and operating income by geographic origin for the years ended March 31, 2001, 2002 and 2003. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

	Year ended March 31
	2001	2002	2003	2003
	Yen in millions			Dollars in Millions
Sales and operating revenue:
Japan—
Customers	¥2,753,063	¥2,498,641	¥2,247,030	$18,725
Intersegment	2,322,037	2,312,718	2,433,998	20,283

Total	5,075,100	4,811,359	4,681,028	39,008
U.S.A.—
Customers	2,315,985	2,637,861	2,632,176	21,935
Intersegment	184,581	184,966	189,502	1,579

Total	2,500,566	2,822,827	2,821,678	23,514
Europe—
Customers	1,305,013	1,440,281	1,520,930	12,674
Intersegment	48,991	91,329	121,598	1,013

Total	1,354,004	1,531,610	1,642,528	13,687
Other—
Customers	940,763	1,001,475	1,073,497	8,946
Intersegment	852,648	853,324	789,444	6,579

Total	1,793,411	1,854,799	1,862,941	15,525

Elimination	(3,408,257)	(3,442,337)	(3,534,542)	(29,454)

Consolidated total	¥7,314,824	¥7,578,258	¥7,473,633	$62,280

Operating income:
Japan	¥155,674	¥36,188	¥11,444	$95
U.S.A.	23,131	30,704	98,762	823
Europe	11,641	24,460	62,206	518
Other	71,059	76,061	63,773	532
Corporate and elimination	(36,159)	(32,782)	(50,745)	(423)

Consolidated total	¥225,346	¥134,631	¥185,440	$1,545

Report of Independent Accountants

Report of Independent Accountants

To the Stockholders and Board of Directors of

Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in stockholders’ equity present fairly, in all material respects, the financial position of Sony Corporation and its consolidated subsidiaries at March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of film accounting in the year ended March 31, 2001, and its methods of accounting for derivative instruments and hedging activities and for goodwill and other intangible assets in the year ended March 31, 2002.

/S/    PricewaterhouseCoopers

May 21, 2003

Management                                                                                                                                                            As of April 24, 2003

Directors

Nobuyuki Idei	(Born: November 22, 1937)
1960	Entered Sony Corporation
1979	General Manager, Audio Division, Audio Group, Sony Corporation
1988	Senior General Manager, Home Video Group, Sony Corporation
1989	Director, Sony Corporation
1990	Senior General Manager, Advertising & Marketing Communication Strategy Group, Sony Corporation
1994	Senior General Manager, Creative Communication Division, Sony Corporation
1995	President and Representative Director, Chief Operating Officer, Sony Corporation
1999	President and Representative Director, Chief Executive Officer, Sony Corporation
1999 to present	Director, General Motors Corporation, U.S.A.
2000	Chairman and Chief Executive Officer, Representative Director, Sony Corporation
2001 to present	Director, Nestle S.A., Switzerland
2003 to present	Chairman and Group Chief Executive Officer, Representative Director, Sony Corporation

Kunitake Ando	(Born: January 1, 1942)
1969	Entered Sony Corporation
1979	Managing Director, Sony Prudential Life Insurance Co., Ltd. (later renamed Sony Life Insurance Co., Ltd.)
1985	Deputy President, Sony Prudential Life Insurance Co., Ltd. (later renamed Sony Life Insurance Co., Ltd.)
1990	President & Chief Operating Officer, Sony Engineering and Manufacturing of America
1994	Director, Sony Corporation
1996	President, Information Technology Company, Sony Corporation
1999	President & Chief Operating Officer, Personal IT Network Company, Sony Corporation
2000	President and Chief Operating Officer, Representative Director, Sony Corporation
2003 to present	President and Group Chief Operating Officer, Electronics Chief Executive Officer, Representative Director, Sony Corporation

Teruhisa Tokunaka	(Born: August 9, 1945)
1969	Entered Sony Corporation
1989	Deputy Senior General Manager, Corporate Strategy Group, Sony Corporation
1993	Executive Deputy President, Sony Computer Entertainment Inc.
1995	President, Sony Computer Entertainment Inc.
1999	Senior Managing Director and Chief Financial Officer, Sony Corporation
2000	Executive Deputy President and Chief Financial Officer, Representative Director, Sony Corporation
2003 to present

Executive Deputy President and Group Chief Strategy Officer, Representative Director, Officer in charge of Network Application & Content Service Sector, Personal Solution Business Company, Sony Corporation

Minoru Morio	(Born: May 20, 1939)
1963	Entered Sony Corporation
1988	Senior General Manager, Personal Video Systems Group, Sony Corporation
1988	Director, Sony Corporation
1990	Senior General Manager, Home Video Group, Sony Corporation
1993	Executive Deputy President, Sony Corporation
1994	President, Consumer A&V Products Company, Sony Corporation
1995	Chief Technology Officer, Sony Corporation
2000 to present	Vice Chairman, Director, Sony Corporation
2001	Chairman, Sony EMCS Corporation
2001 to present	Chairman, Sony Ericsson Mobile Communications Japan, Inc.
2001 to present	Director, Oki Electric Industry Co., Ltd.
2002	Chief Production Officer, Sony Corporation
2003 to present	Representative of Sony Group East Asia, Group Chief Production Officer, Sony Corporation

Teruo Masaki	(Born: August 7, 1943)
1971	Entered Sony Corporation
1987	General Manager, Legal Division, Sony Corporation
1992	Deputy Senior General Manager, Legal and Intellectual Property Group, Sony Corporation
1997	Executive Vice President, Sony Corporation of America
1999	Senior Managing Director, Sony Corporation
2000 to present	Corporate Senior Executive Vice President, Director, Sony Corporation
2002	Group General Counsel, Officer in charge of Legal Matters, Intellectual Property & Compliance, Sony Corporation
2003 to present	Group General Counsel, Officer in charge of Legal Matters and Compliance, Sony Corporation

Howard Stringer	(Born: February 19, 1942)
1986	President, CBS News, U.S.A.
1988	President, CBS Broadcast Group, CBS Inc., U.S.A.
1995	Chairman and CEO, TELE-TV, U.S.A.
1997	President, Sony Corporation of America
1998 to present	Chairman, Sony Electronics Inc.
1998	Chairman, Sony Pictures Entertainment Inc.
1998 to present	Chairman and Chief Executive Officer, Sony Corporation of America
1999 to present	Director, Sony Corporation
2000 to present	President, Sony Broadband Entertainment Inc.
2003 to present	Vice Chairman, Sony Corporation, Representative of Sony Group Americas, Head of the Entertainment Business Group

(Continued on following page.)

Ken Kutaragi	(Born: August 2, 1950)
1975	Entered Sony Corporation
1991	Manager, PS Project, Video Disc Player Group, Sony Corporation
1993	Senior Director, Sony Computer Entertainment Inc.
1999	Executive President, Sony Computer Entertainment Inc.
2000 to present	Director, Sony Corporation
2001 to present	President & Chief Executive Officer, Sony Computer Entertainment Inc.
2003 to present	Executive Deputy President, Head of Game Business Group, Officer in charge of Broadband Network Company, Sony Corporation

Iwao Nakatani	(Born: January 22, 1942)
1973	Received Ph.D. in Economics from Harvard University
1984	Professor, Faculty of Economics, Osaka University
1991	Professor, Faculty of Commerce, Hitotsubashi University, Tokyo
1999 to present	Director, Sony Corporation
1999	Professor, School of Management and Information Sciences, Tama University
2000 to present	Director of Research, SRIC Corporation (later renamed UFJ Institute Ltd.)
2001 to present	President, Tama University

Göran Lindahl	(Born: April 28, 1945)
1983	President, ASEA Transformers AB, Sweden
1985	President, ASEA Transmission AB, Sweden
1997	President and Chief Executive Officer, Asea Brown Boveri Ltd., Switzerland
1999	Director, LM Ericsson Telephone Co., Sweden
1999 to present	Director, E.I. DuPont de Nemours, U.S.A.
2001 to present	Director, Sony Corporation
2001 to present	Director, Anglo American plc, U.K.
2003 to present	Representative of Sony Group Europe

Akishige Okada	(Born: April 9, 1938)
1963	Joined the Mitsui Bank, Ltd.
1991	Director, The Mitsui Taiyo Kobe Bank, Ltd.
1995	Managing Director, The Sakura Bank, Ltd.
1996	Senior Managing Director, The Sakura Bank, Ltd.
1997	President, The Sakura Bank, Ltd.
2001 to present	Chairman, Sumitomo Mitsui Banking Corp.
2002 to present	Director, Sony Corporation
2002 to present	Chairman, Sumitomo Mitsui Financial Group, Inc.

Statutory Auditors

Akihisa Ohnishi	(Born: March 10, 1937)
1961	Entered Sony Corporation
1977	Managing Director, Hispano Sony S.A.
1988	Senior General Manager, Accounting Group, Sony Corporation
1989	Director, Sony Corporation
1989	Senior General Manager, Corporate Planning Group, Sony Corporation (concurrent with prior position)
1993 to present	Standing Statutory Auditor, Sony Corporation

Takafumi Abe	(Born: July 20, 1938)
1986	General Manager, Singapore Branch, The Mitsui Bank, Ltd.
1989	Director, The Mitsui Bank, Limited
1992	Managing Director, and General Manager, New York Branch, The Sakura Bank, Ltd.
1996	Counsellor, The Sakura Bank, Ltd.
1997	President, Sakura Asset Management Co., Ltd.
1997	President, Sakura Investment Management Co., Ltd.
2000 to present	Standing Statutory Auditor, Sony Corporation

Tadasu Kawai	(Born: May 7, 1941)
1964	Entered Sony Shoji Co., Ltd. (Sony’s domestic sales company)
1980	General Manager, Sony Overseas S.A. (Swiss entity)
1995	President and Chief Operating Officer, Sony of Canada Ltd.
1996	Deputy President, Sony Corporation of America
1997	Corporate Vice President, Sony Corporation
1999	Corporate Senior Vice President, Officer in charge of Customer Service Center (later renamed Customer Satisfaction Center), Sony Corporation
2002 to present	Officer in charge of Global Audit, Senior General Manager, International Marketing Center, Sony Corporation
2002 to present	Standing Statutory Auditor, Sony Corporation

Masasuke Ohmori	(Born: May 11, 1937)
1978	Manager, Civil Affairs Bureau of the Ministry of Justice/Prosecutor
1982	Counselor, Civil Affairs Bureau of the Ministry of Justice/Prosecutor
1983	Counselor, The Law Branch of the Cabinet
1992	Deputy Director-General, The Law branch of the Cabinet
1996	Director-General, The Law branch of the Cabinet
2000 to present	Guest Professor, Department of Law, Waseda University
2001 to present	Statutory Auditor, Sony Corporation

Excluding certain cases, company names indicated are as of the specified date.

Investor Information

• Sony Corporation

7-35, Kitashinagawa 6-chome, Shinagawa-ku,

Tokyo 141-0001, Japan

Phone: 03-5448-2111

Facsimile: 03-5448-2244

• Investor Relations Offices

If you have any questions or would like a copy of our Form 20-F filed with the U.S. Securities and Exchange Commission or our Annual Report to shareholders, please direct your request to:

Japan

Sony Corporation

Investor Relations

7-35, Kitashinagawa 6-chome, Shinagawa-ku,

Tokyo 141-0001

Phone: 03-5448-2180

Facsimile: 03-5448-2183

U.S.A.

Sony Corporation of America

Investor Relations

550 Madison Avenue, 27th Floor,

New York, NY 10022-3211

Phone: —U.S. and Canada

                800-556-3411

             —International

                402-573-9867

Facsimile: 212-833-6938

U.K.

Sony Global Treasury Services Plc.

Investor Relations

St. Helens, 1 Undershaft, London EC3A 8EE

Phone: 020-7444-9713

Facsimile: 020-7444-9763

Sony on the Internet

Sony’s Investor Relations Home Pages on the World Wide Web offer a wealth of corporate information, including the latest annual report and financial results.

http://www.sony.net/IR/

• Ordinary General Meeting of Shareholders

The Ordinary General Meeting of Shareholders will be held in June in Tokyo.

• Independent Accountants

PricewaterhouseCoopers

Tokyo, Japan

• Depositary, Transfer Agent, and Registrar for American Depositary Receipts

JPMorgan Chase Bank

270 Park Avenue

New York, NY 10017-2070

Contact Address

JPMorgan Service Center

JPMorgan Chase Bank

P.O. Box 43013

Providence, RI 02940-3013

Phone: —U.S.

    800-360-4522

 —International

    781-575-4328

• Co-Transfer and Co-Registrar Agent

CIBC Mellon Trust Company

2001 University Street, 16th Floor,

Montreal, Quebec, H3A 2A6, Canada

Phone: 514-285-3600

• Transfer Agent of Common Shares Handling Office

UFJ Trust Bank

Corporate Agency Department

10-11, Higashisuna 7-chome, Koto-ku,

Tokyo 137-8081, Japan

Phone: 03-5683-5111

• Overseas Stock Exchange Listings

New York, Pacific, Chicago, Toronto, London, Paris,

Frankfurt, Düsseldorf, Brussels, Vienna, and Swiss stock exchanges

• Japanese Stock Exchange Listings

Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo stock exchanges

• Number of Shareholders

(As of March 31, 2003)

799,615

• Report on Social & Environmental Activities

If you would like a copy of the above report, please direct your request to:

Sony Corporation

Corporate Social & Environmental Affairs

Phone: 03-5448-3533

Facsimile: 03-5448-7838

This report is also available on the World Wide Web.

Sony’s environmental showroom, “Sony Eco Plaza,” can also be visited at the same URL.

http://www.sony.net/eco/

SONY CORPORATION

Notice of the Ordinary General Meeting of

Shareholders to be held on June 20, 2003

To the shareholders of Sony Corporation:

You are cordially invited to attend the 86th Ordinary General Meeting of Shareholders of Sony Corporation to be held at the New Takanawa Prince Hotel, 13-1, Takanawa 3-chome, Minato-ku, Tokyo, Japan on Friday, June 20, 2003 at 10 o’clock in the morning (the “Meeting”) for the following purpose:

MATTERS TO BE REPORTED:

To receive the reports on the business report, non-consolidated balance sheet and statement of income (on a parent company basis) for the fiscal year ended March 31, 2003 (from April 1, 2002 to March 31, 2003) pursuant to the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha (the “Audit Special Exceptions Law”).

PROPOSALS TO BE ACTED UPON:

< CORPORATION’S PROPOSALS (PROPOSALS 1 to 7) >

1.	To approve the proposed appropriation of non-consolidated net profit for the fiscal year ended March 31, 2003 (from April 1, 2002 to March 31, 2003).

2.	To purchase its own shares.

3.	To amend certain parts of the Articles of Incorporation.

4.	To elect 17 Directors.

5.	To grant retirement allowances to a retired Director and retiring Statutory Auditors.

6.	To issue Common Stock Acquisition Rights for the purpose of granting stock options.

7.	To issue Subsidiary Tracking Stock Acquisition Rights for the purpose of granting stock options.

< SHAREHOLDERS’ PROPOSAL (PROPOSAL 8) >

8.	To amend the Articles of Incorporation with respect to disclosure to shareholders of remuneration and/or retirement allowances, etc. paid, given or granted or to be paid, given or granted to each Director and Statutory Auditor.

EXPLANATION OF THE SUBJECT MATTERS OF THE MEETING

MATTERS TO BE REPORTED:

To receive the reports on the business report, non-consolidated balance sheet and statement of income (on a parent company basis) for the fiscal year ended March 31, 2003 (from April 1, 2002 to March 31, 2003).

NOTE:	The financial statements for the fiscal year ended March 31, 2003 have been audited and certified by the Accounting Auditors (certified public accountants) and the Statutory Auditors pursuant to the Commercial Code and the Audit Special Exceptions Law.

1

Non-consolidated Balance Sheets (on a parent company basis)

As of March 31

ASSETS

		(For Reference)
	2003	2002
	(In millions of yen)
Current assets	¥746,141	¥943,061
Cash and time deposits	75,934	27,817
Notes and accounts receivable, trade	415,527	443,720
Inventories	37,376	48,814
Other	219,493	424,899
Allowance for doubtful accounts	-2,190	-2,190
Fixed assets	2,783,565	2,659,155
(Property, plant and equipment)	(206,532)	(222,229)
Buildings	93,272	90,433
Machinery and equipment	41,679	52,862
Land	31,791	31,527
Other	39,789	47,406
(Intangible assets)	(102,223)	(83,426)
(Investments and other assets)	(2,474,809)	(2,353,499)
Investments in subsidiaries	2,020,642	2,037,662
Other	456,576	318,376
Allowance for doubtful accounts	-2,410	-2,540
Deferred assets	42	52

Total assets	¥3,529,749	¥3,602,269

LIABILITIES AND STOCKHOLDERS’ EQUITY

	(In millions of yen)
Current liabilities	¥933,818	¥1,024,641
Notes and accounts payable, trade	365,967	375,927
Other	567,851	648,713
Long-term liabilities	771,160	706,503
Bonds	362,350	327,450
Convertible bonds	317,739	318,118
Accrued pension and severance cost for employees	85,277	58,650
Accrued severance indemnities for directors	2,141	1,996
Other	3,652	287

Total liabilities	1,704,979	1,731,144
Capital stock	476,277	476,105
Additional paid-in capital	666,418	664,299
Retained earnings	684,120	730,949
Legal reserve	31,369	30,169
Reserve for special depreciation	2,403	3,378
Reserve for deferral of capital gain reinvested into other assets	197	135
General reserve	654,400	654,400
Undisposed loss	4,250
Unappropriated retained earnings		42,866
Unrealized losses on securities	-47	-50
Treasury stock, at cost	-1,997	-180

Total stockholders’ equity	1,824,770	1,871,124

Total liabilities and stockholders’ equity	¥3,529,749	¥3,602,269

2

Non-consolidated Statements of Income (on a parent company basis)

For the year ended March 31

		(For Reference)
	2003	2002
	(In millions of yen)
Operating profit and loss
Net sales	¥2,526,264	¥2,644,195
Cost of sales	2,271,781	2,317,238
Selling, general and administrative expenses	391,127	379,951

Operating loss	136,644	52,994
Non-operating profit and loss
Non-operating profit
Interest income and dividend received	80,015	86,319
Miscellaneous income	81,136	79,689
Non-operating loss
Interest expenses	11,192	13,373
Miscellaneous expenses	42,841	105,764

Ordinary loss	29,525	6,122
Non-recurring loss, net	13,931
Loss before income taxes	43,457	6,122
Income taxes
Current	5,674	1,378
Deferred	-44,263	-37,136

Net loss	4,868
Net income		29,635
Unappropriated retained earnings brought forward from previous year	32,193	28,325
Retirment of subsidiary stock	20,078	3,599
Interim dividends	11,497	11,496
Undisposed loss as of the end of year	¥4,250

Unappropriated retained earnings as of the end of year		¥42,866

3

PROPOSALS TO BE ACTED UPON:

< CORPORATION’S PROPOSALS (PROPOSALS 1 to 7) >

1.	To approve the proposed appropriation of non-consolidated net profit for the fiscal year ended March 31, 2003 (from April 1, 2002 to March 31, 2003).

On a parent company basis, a net loss was recorded for the fiscal year ended March 31, 2003. However, the Corporation’s consolidated net profit increased to ¥115.5 billion despite difficult business conditions.With respect to year-end cash dividends on shares of Common Stock for the fiscal year, the Corporation proposes paying ¥12.50 per share, which is equal to the amount per share of year-end cash dividends paid in the previous year. In this connection, the Corporation will reverse a part of the general reserve so as to be able to continue to provide a stable payment of dividends to shareholders and maintain sufficient retained earnings carried forward to the next year for future business development. This payment, combined with the interim dividends of ¥12.50 per share paid in November 2002, will bring the total annual cash dividends for the fiscal year to ¥25 per share.

PROPOSED APPROPRIATION OF NET PROFIT

(on a parent company basis)

(In yen)
Undisposed loss as of the end of year	¥4,250,489,106
Reversal of reserve for special depreciation	806,077,204
Reversal of reserve for deferral of capital gain reinvested into other assets	7,550,993
Reversal of general reserve	100,000,000,000

Total	96,563,139,091
To be appropriated to:
Cash dividends on shares of Common Stock (¥12.50 per share)	11,525,111,625
Bonus to Directors	160,000,000
Reserve for special depreciation	8,880,761
Reserve for deferral of capital gain reinvested into other assets	4,197,153
Unappropriated retained earnings carried forward to the next year	84,864,949,552

NOTES:
1.	Interim dividends on shares of Common Stock aggregating ¥11,497,109,250 (¥12.50 per share) were paid on November 29, 2002 to the shareholders of record as of September 30, 2002.

2.	With respect to the year-end cash dividends on shares of Subsidiary Tracking Stock, the Corporation does not propose paying such dividends as the subsidiary to which Subsidiary Tracking Stock links, Sony Communication Network Corporation (“SCN”), resolved at a meeting of its board of directors on February 28, 2003, that SCN did not propose paying dividends on its shares of common stock.

4

2. To purchase its own shares.

Pursuant to Article 210 of the Commercial Code, in order to retain flexibility in purchasing its own shares when necessary during the period up to the next ordinary general meeting of shareholders, it is proposed that the Corporation be authorized to purchase its own shares as follows:

(1) Period	Until the conclusion of the ordinary general meeting of shareholders to be held for the fiscal year ending March 31, 2004

(2) Type of shares	Shares of Common Stock and shares of Subsidiary Tracking Stock

(3) Number of shares	Common Stock:	Up to 90,000,000 shares
	Subsidiary Tracking Stock:	Up to 300,000 shares

(4) Total purchase price	Common Stock:	Up to ¥400 billion
	Subsidiary Tracking Stock:	Up to ¥ 1 billion

3. To amend certain parts of the Articles of Incorporation.

1. Japanese corporate law relating to management systems and shares was changed by the April 1, 2003 enactment of the “Law Amending the Commercial Code and Other Related Laws” (Law No. 44, 2002). As a result of the enactment of this law, it is proposed that the following amendments be made to the present Articles of Incorporation:

(1) For the purposes of reinforcing corporate governance and management transparency of the Group by strengthening the position of the Board of Directors of the Corporation as the supervising body and promoting the delegation of power and authority from the Board of Directors of the Corporation to the executing body and making clearer the responsibility of business operation, it is proposed that the present system of Statutory Auditors and Board of Statutory Auditors be abolished and that the Corporation adopt the system of corporations having committees under the Audit Special Exceptions Law. In connection therewith, it is proposed that necessary amendments be made to the Articles of Incorporation, including adding new provisions to make the Corporation subject to exceptions applicable to corporations having committees pursuant to the Audit Special Exceptions Law and to establish Committees and Corporate Executive Officers and deleting provisions concerning Statutory Auditors and Board of Statutory Auditors. The Directors obtained the consent of all Statutory Auditors to amend new Article 19 (concerning the limitation of liabilities of Directors and liability limitation agreement with outside Directors) and to create new Article 30 (concerning the limitation of liabilities of Corporate Executive Officers).

(2) As a result of the establishment of the registration system of lost share certificates, it is proposed that necessary amendments be made to the Articles of Incorporation.

5

(3) An additional share purchase system whereby shareholders may purchase shares less than one full unit may be adopted by providing for such in the Articles of Incorporation. In connection therewith, it is proposed that the Articles of Incorporation be amended to provide that shareholders who own shares less than one full unit (100 shares) may request that the Corporation sell such amount of shares which will, when added together with the shares which make up less than one full unit, constitute one full unit.

(4) Taking an opportunity of the establishment of the auction system of shares owned by shareholders whose residence has been unknown for the past five continuous years, it is proposed that the expiration period for dividends and cash distributions be extended to five years.

(5) The quorum necessary to constitute a special resolution of a general meeting of shareholders may be reduced to not less than one-third of the votes of all shareholders by providing for such in the Articles of Incorporation. In connection therewith, for the purpose of constituting a special resolution surely hereafter, it is proposed that the quorum requirements be lessened.

2. For the purpose of securing an alternative appropriate venue for holding a general meeting of shareholders, it is proposed that the City of Yokohama in Kanagawa Prefecture be added to the list of venues where a general meeting of shareholders may be held.

3. As a result of the addition and deletion of certain Articles, it is proposed that certain present Articles be renumbered. In addition, it is proposed that some of the descriptions of the present Articles be modified.

Proposed amendments are set out below:

New Article 1-2.

Reason for Amendment:

This Article be added in order to make the Corporation subject to the exceptions applicable to corporations having committees.

Before Amendment:

[New Article]

After Amendment:

Article 1-2. (Special Exceptions Applicable to Corporations Having Committees)

The Corporation shall be subject to exceptions applicable to corporations having committees as provided for in Chapter II, Section IV of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha (hereinafter referred to as the “Audit Special Exceptions Law”).

6

Article 7.

Reason for Amendment:

This Article be amended to allow shareholders, who own shares constituting less than one full unit, to request that the Corporation sell to them such amount of shares which will, when added together with the shares which make up less than one full unit, constitute one full unit following the establishment of an additional purchase system of shares less than one full unit.

Before Amendment:

Article 7. (Non-Issuance of Certificates for Shares Constituting Less Than One Full Unit)

1. The Corporation shall not issue any certificate for shares constituting less than one full unit (hereinafter referred to as “shares constituting less than one full unit”).

2. [New Article]

After Amendment:

Article 7. (Shares Constituting Less Than One Full Unit)

1. [Not amended]

2. A shareholder (including a beneficial shareholder; hereinafter the same interpretation being applicable) holding shares constituting less than one full unit may request the Corporation to sell to the shareholder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock.

Article 8.

Reason for Amendment:

This Article be amended so that matters which presently are to be determined by a resolution of the Board of Directors of the Corporation may be determined by a Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law. In addition, this Article be amended as necessary following the establishment of a registration system of lost share certificates and an additional purchase system of shares less than one full unit.

Before Amendment:

Article 8. (Transfer Agent)

1. The Corporation shall appoint a transfer agent in respect to shares. The transfer agent and its handling office shall be determined by a resolution of the Board of Directors of the Corporation and public notice thereof shall be given by the Corporation.

2. The Corporation’s register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable) shall be kept at the handling office of the transfer agent. The Corporation shall cause the transfer agent to handle the business pertaining to shares, such as registration of transfers of shares, entry (including the digital entry; hereinafter the same interpretation being applicable) in the register of beneficial shareholders, and purchase of shares constituting less than one full unit, etc. The Corporation itself shall not handle the above matters directly.

7

After Amendment:

Article 8. (Transfer Agent)

1. The Corporation shall appoint a transfer agent in respect to shares. The transfer agent and its handling office shall be determined by a resolution of the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation and public notice thereof shall be given by the Corporation.

2. The register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable) and the register of lost share certificates of the Corporation shall be kept at the handling office of the transfer agent. The Corporation shall cause the transfer agent to handle the business pertaining to shares, such as registration of transfers of shares, entry (including the digital entry; hereinafter the same interpretation being applicable) in the register of beneficial shareholders, registration of lost share certificates, and purchase and sale of shares constituting less than one full unit, etc. The Corporation itself shall not handle the above matters directly.

Article 9.

Reason for Amendment:

[Same as Article 8.]

Before Amendment:

Article 9. (Share Handling Regulations)

The business pertaining to shares of the Corporation, including denominations of share certificates, registration of transfers of shares, entry in the register of beneficial shareholders, and purchase of shares constituting less than one full unit, etc. shall be governed by, in addition to these Articles of Incorporation, the Share Handling Regulations adopted or amended by a resolution of the Board of Directors of the Corporation.

After Amendment:

Article 9. (Share Handling Regulations)

The business pertaining to shares of the Corporation, including denominations of share certificates, registration of transfers of shares, entry in the register of beneficial shareholders, registration of lost share certificates, and purchase and sale of shares constituting less than one full unit, etc. shall be governed by, in addition to these Articles of Incorporation, the Share Handling Regulations adopted or amended by a resolution of the Board of Directors of the Corporation or the Corporate Executive Officer to whom the adoption or amendment has been delegated by a resolution of the Board of Directors of the Corporation.

8

Article 10.

Reason for Amendment:

This Article be amended so that matters which presently are to be determined by a resolution of the Board of Directors of the Corporation may be determined by a Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law. In addition, this Article be amended to modify some of the relevant descriptions.

Before Amendment:

Article 10. (Record Date)

1. The Corporation shall deem any shareholder (including beneficial shareholders; hereinafter the same interpretation being applicable) having voting rights as appearing on the register of shareholders as of the close of the last day of each accounting period to be a shareholder who is entitled to exercise voting rights at the ordinary general meeting of shareholders for that particular accounting period.

2. In addition to the preceding paragraph, whenever necessary, in accordance with a resolution of the Board of Directors of the Corporation and upon giving prior public notice, the Corporation may deem any shareholder or registered pledgee whose name appears on the register of shareholders as of the close of a specified date to be the shareholder or the pledgee who is entitled to exercise the rights of a shareholder or a pledgee.

After Amendment:

Article 10. (Record Date)

1. The Corporation shall deem any shareholder having voting rights as appearing on the register of shareholders as of the close of the last day of each accounting period to be a shareholder who is entitled to exercise voting rights at the ordinary general meeting of shareholders for that particular accounting period.

2. In addition to the preceding paragraph, whenever necessary, in accordance with a resolution of the Board of Directors of the Corporation or a determination of the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation and upon giving prior public notice, the Corporation may deem any shareholder or registered pledgee whose name appears on the register of shareholders as of the close of a specified date to be the shareholder or the pledgee who is entitled to exercise the rights of a shareholder or a pledgee.

9

Article 10-2.

Reason for Amendment:

This Article be amended to make necessary changes to the method of approving a proposed appropriation of retained earnings of the Subsidiary of Subsidiary Tracking Stock in order to deal with the case where the Subsidiary adopts the system of corporations having committees under the Audit Special Exceptions Law. In addition, this Article be amended to renumber upwards the presently quoted Articles following the deletion of certain Articles.

Before Amendment:

Article 10-2. (Dividends for Shares of Subsidiary Tracking Stock)

1. In the event that the board of Directors of the Subsidiary as defined in Paragraph 3 of this Article (hereinafter referred to as the “Subsidiary’s Board of Directors”) resolves to submit to its ordinary general meeting of shareholders (hereinafter referred to as the “Subsidiary’s Ordinary General Meeting of Shareholders”) a proposed appropriation of retained earnings including the payment of dividends to the holders of shares of Common Stock of the Subsidiary (hereinafter referred to as the “Subsidiary Shares”) for the accounting period of the Subsidiary ending on or prior to the last day of a business year of the Corporation, the Corporation shall, for such business year of the Corporation, pay to the holders of shares of Subsidiary Tracking Stock (hereinafter referred to as the “Shareholders of Subsidiary Tracking Stock”) and/or the registered pledgees of shares of Subsidiary Tracking Stock (hereinafter referred to as the “Registered Pledgees of Subsidiary Tracking Stock”) whose names appear on the register of shareholders as of the close of the last day of each accounting period dividends in an amount per share of Subsidiary Tracking Stock determined by the method prescribed in Paragraph 2 of this Article (hereinafter referred to as the “Dividends for Subsidiary Tracking Stock”) in priority to the payment of dividends to the holders of shares of Common Stock of the Corporation (hereinafter referred to as the “Shareholders of Common Stock”) and/or the registered pledgees of shares of Common Stock of the Corporation (hereinafter referred to as the “Registered Pledgees of Common Stock”) whose names appear on the register of shareholders as of the close of the last day of each accounting period.

2. The amount of the Dividends for Subsidiary Tracking Stock to be paid for each accounting period of the Corporation pursuant to the preceding paragraph shall be the smaller of the amounts to be calculated pursuant to the methods prescribed in Items (1) and (2) below:

(1) [Omitted]

(2) The amount obtained by multiplying one hundred thousand yen (100,000 yen) by the Standard Ratio as of the end of the relevant business year of the Corporation (hereinafter referred to as the “Maximum Dividend Amount of Subsidiary Tracking Stock”); provided, however, that if all or part of the Interim Dividends for Subsidiary Tracking Stock as defined in Article 35, Paragraph 2 are paid for the business year, the amount of such payment shall be deducted therefrom.

3. [Omitted]

4. Even if the Dividends for Subsidiary Tracking Stock are not paid for a certain business year because the Subsidiary’s Board of Directors did not resolve to propose to the Subsidiary’s Ordinary General Meeting of Shareholders the appropriation of retained earnings including the payment of dividends to the holders of Subsidiary Shares, the Corporation may pay dividends for such business year to the Shareholders of Common Stock and/or the Registered Pledgees of Common Stock.

10

After Amendment:

Article 10-2. (Dividends for Shares of Subsidiary Tracking Stock)

1. In the event that the board of Directors of the Subsidiary as defined in Paragraph 3 of this Article (hereinafter referred to as the “Subsidiary’s Board of Directors”) resolves to submit to its ordinary general meeting of shareholders (hereinafter referred to as the “Subsidiary’s Ordinary General Meeting of Shareholders”) a proposed appropriation of retained earnings including the payment of dividends to the holders of shares of Common Stock of the Subsidiary (hereinafter referred to as the “Subsidiary Shares”) for the accounting period of the Subsidiary ending on or prior to the last day of a business year of the Corporation(or, in a case where the Subsidiary is a corporation having committees as provided for in the Audit Special Exceptions Law, in the event that the Subsidiary’s Board of Directors approves such proposed appropriation of retained earnings), the Corporation shall, for such business year of the Corporation, pay to the holders of shares of Subsidiary Tracking Stock (hereinafter referred to as the “Shareholders of Subsidiary Tracking Stock”) and/or the registered pledgees of shares of Subsidiary Tracking Stock (hereinafter referred to as the “Registered Pledgees of Subsidiary Tracking Stock”) whose names appear on the register of shareholders as of the close of the last day of each accounting period dividends in an amount per share of Subsidiary Tracking Stock determined by the method prescribed in Paragraph 2 of this Article (hereinafter referred to as the “Dividends for Subsidiary Tracking Stock”) in priority to the payment of dividends to the holders of shares of Common Stock of the Corporation (hereinafter referred to as the “Shareholders of Common Stock”) and/or the registered pledgees of shares of Common Stock of the Corporation (hereinafter referred to as the “Registered Pledgees of Common Stock”) whose names appear on the register of shareholders as of the close of the last day of each accounting period.

2. [Not amended]

(1) [Not amended]

(2) The amount obtained by multiplying one hundred thousand yen (100,000 yen) by the Standard Ratio as of the end of the relevant business year of the Corporation (hereinafter referred to as the “Maximum Dividend Amount of Subsidiary Tracking Stock”); provided, however, that if all or part of the Interim Dividends for Subsidiary Tracking Stock as defined in Article 33, Paragraph 2 are paid for the business year, the amount of such payment shall be deducted therefrom.

3. [Not amended]

4. Even if the Dividends for Subsidiary Tracking Stock are not paid for a certain business year because the Subsidiary’s Board of Directors did not resolve to propose to the Subsidiary’s Ordinary General Meeting of Shareholders the appropriation of retained earnings including the payment of dividends to the holders of Subsidiary Shares(or, in a case where the Subsidiary is a corporation having committees as provided for in the Audit Special Exceptions Law, because the Subsidiary’s Board of Directors did not approve such proposed appropriation of retained earnings), the Corporation may pay dividends for such business year to the Shareholders of Common Stock and/or the Registered Pledgees of Common Stock.

11

Article 10-3.

Reason for Amendment:

This Article be amended to modify some of the relevant descriptions following the introduction of share acquisition rights. In addition, this Article be amended to make necessary changes to the provisions concerning the approval of a proposed appropriation of retained earnings as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law.

Before Amendment:

Article 10-3. (Cumulation)

1. [Omitted]

2. [Omitted]

3. In the event that the Corporation issues new shares of Subsidiary Tracking Stock (including but not limited to those issued upon conversion of convertible bonds and exercise of share subscription rights) and the Cumulative Unpaid Dividends exist with respect to the already issued shares of the Subsidiary Tracking Stock, the amount equivalent to the Cumulative Unpaid Dividends per already issued share at the time of such issuance of new shares shall be deemed to be the Cumulative Unpaid Dividends per share of such newly issued shares of Subsidiary Tracking Stock; provided, however, that if the Corporation newly issues the shares of Subsidiary Tracking Stock by way of stock split, the amount deemed to be the Cumulative Unpaid Dividends per share as aforesaid and the amount of the Cumulative Unpaid Dividends per already issued share of Subsidiary Tracking Stock shall be adjusted in accordance with the ratio of such stock split. If the Corporation newly issues shares of Subsidiary Tracking Stock during the period from the day immediately following the last day of an accounting period of the Corporation through the day of the ordinary general meeting of shareholders of the Corporation for such accounting period, the appropriation of retained earnings for such accounting period adopted at such meeting shall be taken into account in calculating the deemed Cumulative Unpaid Dividends of the newly issued shares of Subsidiary Tracking Stock.

After Amendment:

Article 10-3. (Cumulation)

1. [Not amended]

2. [Not amended]

3. In the event that the Corporation issues new shares of Subsidiary Tracking Stock (including but not limited to those issued upon exercise of share subscription rights and share acquisition rights) and the Cumulative Unpaid Dividends exist with respect to the already issued shares of the Subsidiary Tracking Stock, the amount equivalent to the Cumulative Unpaid Dividends per already issued share at the time of such issuance of new shares shall be deemed to be the Cumulative Unpaid Dividends per share of such newly issued shares of Subsidiary Tracking Stock; provided, however, that if the Corporation newly issues the shares of Subsidiary Tracking Stock by way of stock split, the amount deemed to be the Cumulative Unpaid Dividends per share as aforesaid and the amount of the Cumulative Unpaid Dividends per already issued share of Subsidiary Tracking Stock shall be adjusted in accordance with the ratio of such stock split. If the Corporation newly issues shares of Subsidiary Tracking Stock during the period from the day immediately following the last day of an accounting period of the Corporation through the day of the ordinary general meeting of shareholders of the Corporation for such accounting period (or, in a case where the proposed appropriation of retained earnings for such accounting period is deemed, according to Article 21-31 of the Audit Special Exceptions Law, to have been approved as required by Article 283, Paragraph 1 of the Commercial Code at the time when the Board of Directors approves such proposed appropriation, on the day of such meeting of the Board of Directors), the appropriation of retained earnings for such accounting period adopted at such meeting (or, in a case where the proposed appropriation of retained earnings for such accounting period is deemed, according to Article 21-31 of the Audit Special Exceptions Law, to have been approved as required by Article 283, Paragraph 1 of the Commercial Code at the time when the Board of Directors approves such proposed appropriation, such appropriation of retained earnings which has been approved by the Board of Directors) shall be taken into account in calculating the deemed Cumulative Unpaid Dividends of the newly issued shares of Subsidiary Tracking Stock.

12

Article 10-7.

Reason for Amendment:

This Article be amended so that matters which presently are to be determined by a resolution of the Board of Directors of the Corporation may be determined by a Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law.

Before Amendment:

Article 10-7. (Compulsory Retirement-Part1)

1. [Omitted]

2. (1) The “Termination Date” as used in this Article shall mean any date following the third anniversary of June 20, 2001 and determined by the Corporation as such by a resolution of the Board of Directors of the Corporation.

(2) The “Standard Market Price” as used in this Article shall mean the average (except the days on which the closing prices (including quotations; hereinafter the same interpretation being applicable) do not exist) of the closing prices in the Regular Transactions (in the case of a Stock Exchange (as defined below) other than the Tokyo Stock Exchange, transactions corresponding to the Regular Transactions at the Tokyo Stock Exchange; hereinafter the same interpretation being applicable) of the shares of Subsidiary Tracking Stock for thirty (30) trading days commencing on the day forty-five (45) trading days before the date on which the Board of Directors of the Corporation resolved to retire the shares of Subsidiary Tracking Stock (hereinafter in this item referred to as the “Commencing Date for Calculation of Standard Market Price”) at the stock exchange or over-the-counter market in Japan or similar overseas stock exchange or market (hereinafter referred to as the “Stock Exchange”) whose trading volume of the shares of Subsidiary Tracking Stock for such thirty (30) trading days is the largest among the Stock Exchanges where the shares of Subsidiary Tracking Stock are listed or registered; provided, however, that if the Commencing Date for Calculation of Standard Market Price comes after the delisting or deregistration of the shares of Subsidiary Tracking Stock from all the Stock Exchanges that listed or registered the shares of Subsidiary Tracking Stock, the average of the closing prices for ten (10) trading days (except the days on which the closing prices do not exist) prior to the day of the delisting or deregistration from the Stock Exchange where the shares of Subsidiary Tracking Stock were last delisted or deregistered shall be deemed the Standard Market Price of the shares of Subsidiary Tracking Stock. The above average shall be calculated to the second decimal place and rounded to the nearest first decimal place, with five one-hundredths (5/100) being rounded upwards. The adjustment due to a change in the number of the shares of Subsidiary Tracking Stock or other details concerning the method of determining the Standard Market Price that affects the aforementioned calculation of the Standard Market Price shall be determined by the Board of Directors of the Corporation.

13

After Amendment:

Article 10-7. (Compulsory Retirement-Part1)

1. [Not amended]

2. (1) The “Termination Date” as used in this Article shall mean any date following the third anniversary of June 20, 2001 and determined by the Corporation as such by a resolution of the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

(2) The “Standard Market Price” as used in this Article shall mean the average (except the days on which the closing prices (including quotations; hereinafter the same interpretation being applicable) do not exist) of the closing prices in the Regular Transactions (in the case of a Stock Exchange (as defined below) other than the Tokyo Stock Exchange, transactions corresponding to the Regular Transactions at the Tokyo Stock Exchange; hereinafter the same interpretation being applicable) of the shares of Subsidiary Tracking Stock for thirty (30) trading days commencing on the day forty-five (45) trading days before the date on which the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation resolved to retire the shares of Subsidiary Tracking Stock (hereinafter in this item referred to as the “Commencing Date for Calculation of Standard Market Price”) at the stock exchange or over-the-counter market in Japan or similar overseas stock exchange or market (hereinafter referred to as the “Stock Exchange”) whose trading volume of the shares of Subsidiary Tracking Stock for such thirty (30) trading days is the largest among the Stock Exchanges where the shares of Subsidiary Tracking Stock are listed or registered; provided, however, that if the Commencing Date for Calculation of Standard Market Price comes after the delisting or deregistration of the shares of Subsidiary Tracking Stock from all the Stock Exchanges that listed or registered the shares of Subsidiary Tracking Stock, the average of the closing prices for ten (10) trading days (except the days on which the closing prices do not exist) prior to the day of the delisting or deregistration from the Stock Exchange where the shares of Subsidiary Tracking Stock were last delisted or deregistered shall be deemed the Standard Market Price of the shares of Subsidiary Tracking Stock. The above average shall be calculated to the second decimal place and rounded to the nearest first decimal place, with five one-hundredths (5/100) being rounded upwards. The adjustment due to a change in the number of the shares of Subsidiary Tracking Stock or other details concerning the method of determining the Standard Market Price that affects the aforementioned calculation of the Standard Market Price shall be determined by the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

14

Article 10-9.

Reason for Amendment:

[Same as Article 10-7.]

Before Amendment:

Article 10-9. (Compulsory Conversion)

1. [Omitted]

2. (1) The “Compulsory Conversion Date” as used in this Article shall mean any date following the third anniversary of June 20, 2001 and determined by the Corporation as such by a resolution of the Board of Directors of the Corporation.

(2) The “Standard Market Price of the shares of Subsidiary Tracking Stock” or the “Standard Market Price of the shares of Common Stock of the Corporation” as used in this Article shall respectively mean the average (except the days on which the closing prices do not exist) of the closing prices in the Regular Transactions of the shares of Subsidiary Tracking Stock or the shares of Common Stock of the Corporation for thirty (30) trading days commencing on the day forty-five (45) trading days before the date on which the Board of Directors of the Corporation resolved to implement the compulsory conversion of the shares of Subsidiary Tracking Stock (hereinafter in this item referred to as the “Commencing Date for Calculation of Standard Market Price”) at the Stock Exchange whose transaction volume of the shares of Subsidiary Tracking Stock or the shares of Common Stock of the Corporation for such thirty (30) trading days is the largest among the Stock Exchanges where the shares of Subsidiary Tracking Stock or the shares of Common Stock of the Corporation are listed or registered; provided, however, that if the Commencing Date for Calculation of Standard Market Price comes after the delisting or deregistration of the shares of Subsidiary Tracking Stock or the shares of Common Stock of the Corporation from all the Stock Exchanges that listed or registered the shares of Subsidiary Tracking Stock or the shares of Common Stock of the Corporation, the average of the closing prices for ten (10) trading days (except the days on which the closing prices do not exist) prior to the day of the delisting or deregistration from the Stock Exchange where the shares of Subsidiary Tracking Stock or the shares of Common Stock of the Corporation were last delisted or deregistered shall be deemed the Standard Market Price of the shares of Subsidiary Tracking Stock or the shares of Common Stock of the Corporation. The above average shall be calculated to the second decimal place and rounded to the nearest first decimal place, with five one-hundredths (5/100) being rounded upwards. The adjustment due to a change in the number of the shares of Subsidiary Tracking Stock or the shares of Common Stock of the Corporation or other details concerning the method of determining the Standard Market Price that affect the aforementioned calculation of the Standard Market Price shall be determined by the Board of Directors of the Corporation.

After Amendment:

Article 10-9. (Compulsory Conversion)

1. [Not amended]

2. (1) The “Compulsory Conversion Date” as used in this Article shall mean any date following the third anniversary of June 20, 2001 and determined by the Corporation as such by a resolution of the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

15

(2) The “Standard Market Price of the shares of Subsidiary Tracking Stock” or the “Standard Market Price of the shares of Common Stock of the Corporation” as used in this Article shall respectively mean the average (except the days on which the closing prices do not exist) of the closing prices in the Regular Transactions of the shares of Subsidiary Tracking Stock or the shares of Common Stock of the Corporation for thirty (30) trading days commencing on the day forty-five (45) trading days before the date on which the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation resolved to implement the compulsory conversion of the shares of Subsidiary Tracking Stock (hereinafter in this item referred to as the “Commencing Date for Calculation of Standard Market Price”) at the Stock Exchange whose transaction volume of the shares of Subsidiary Tracking Stock or the shares of Common Stock of the Corporation for such thirty (30) trading days is the largest among the Stock Exchanges where the shares of Subsidiary Tracking Stock or the shares of Common Stock of the Corporation are listed or registered; provided, however, that if the Commencing Date for Calculation of Standard Market Price comes after the delisting or deregistration of the shares of Subsidiary Tracking Stock or the shares of Common Stock of the Corporation from all the Stock Exchanges that listed or registered the shares of Subsidiary Tracking Stock or the shares of Common Stock of the Corporation, the average of the closing prices for ten (10) trading days (except the days on which the closing prices do not exist) prior to the day of the delisting or deregistration from the Stock Exchange where the shares of Subsidiary Tracking Stock or the shares of Common Stock of the Corporation were last delisted or deregistered shall be deemed the Standard Market Price of the shares of Subsidiary Tracking Stock or the shares of Common Stock of the Corporation. The above average shall be calculated to the second decimal place and rounded to the nearest first decimal place, with five one-hundredths (5/100) being rounded upwards. The adjustment due to a change in the number of the shares of Subsidiary Tracking Stock or the shares of Common Stock of the Corporation or other details concerning the method of determining the Standard Market Price that affect the aforementioned calculation of the Standard Market Price shall be determined by the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

Article 10-10.

Reason for Amendment:

[Same as Article 10-7.]

Before Amendment:

Article 10-10. (Compulsory Termination-Part 1)

1. [Omitted]

2. The compulsory retirement or conversion of the shares of Subsidiary Tracking Stock in the event prescribed in each item of the preceding paragraph shall be made in accordance with the provisions of Article 10-7, 10-8 or 10-9; provided, however, that the Termination Date for compulsory retirement or the Compulsory Conversion Date for compulsory conversion in such cases shall, notwithstanding the provisions of Article 10-7, Paragraph 2, Item (1) or Article 10-9, Paragraph 2, Item (1), be the day reasonably soon after the occurrence of such event and determined by the Board of Directors of the Corporation that resolves such compulsory retirement or conversion as such.

16

After Amendment:

Article 10-10. (Compulsory Termination-Part 1)

1. [Not amended]

2. The compulsory retirement or conversion of the shares of Subsidiary Tracking Stock in the event prescribed in each item of the preceding paragraph shall be made in accordance with the provisions of Article 10-7, 10-8 or 10-9; provided, however, that the Termination Date for compulsory retirement or the Compulsory Conversion Date for compulsory conversion in such cases shall, notwithstanding the provisions of Article 10-7, Paragraph 2, Item (1) or Article 10-9, Paragraph 2, Item (1), be the day reasonably soon after the occurrence of such event and determined by the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation that resolves such compulsory retirement or conversion as such.

Article 10-11.

Reason for Amendment:

[Same as Article 10-7.]

Before Amendment:

Article 10-11. (Compulsory Termination-Part 2)

1. [Omitted]

2. (1) The compulsory retirement or conversion of the shares of Subsidiary Tracking Stock under the preceding paragraph shall be made in accordance with the provisions of Article 10-7, 10-8 or 10-9, except for the cases under the following item; provided, however, that the Termination Date for compulsory retirement or the Compulsory Conversion Date for compulsory conversion in such cases shall, notwithstanding the provisions of Article 10-7, Paragraph 2, Item (1) or Article 10-9, Paragraph 2, Item (1), be the day preceding the day of such listing or registration or any day prior to such preceding day and determined by the Board of Directors of the Corporation that resolves such compulsory retirement or conversion as such.

(2) With respect to the retirement of the shares of Subsidiary Tracking Stock under the preceding paragraph, the Corporation may, instead of making such retirement in accordance with the provisions of Article 10-7 or 10-8, compulsorily retire all the shares of the Subsidiary Tracking Stock on the day of such listing or registration or on any day prior to such day of listing or registration and determined by the Board of Directors of the Corporation that resolves such retirement with the profit distributable as dividends to the shareholders at the Standard Market Price prescribed in Article 10-7, Paragraph 2, Item (2) or compulsorily retire all the shares of the Subsidiary Tracking Stock in accordance with the provisions of Article 375 and its succeeding Articles of the Commercial Code concerning capital reduction, by means of delivering for each share of Subsidiary Tracking Stock the Subsidiary Shares in the number obtained by multiplying one (1) by the Standard Ratio as of such day or prescribed day. If there arise fractions less than one (1) share in calculating the number of the Subsidiary Shares to be delivered to the Shareholders of Subsidiary Tracking Stock, cash adjustment therefor shall be made in the manner in accordance with Article 220 of the Commercial Code.

17

After Amendment:

Article 10-11. (Compulsory Termination—Part 2)

1. [Not amended]

2. (1) The compulsory retirement or conversion of the shares of Subsidiary Tracking Stock under the preceding paragraph shall be made in accordance with the provisions of Article 10-7, 10-8 or 10-9, except for the cases under the following item; provided, however, that the Termination Date for compulsory retirement or the Compulsory Conversion Date for compulsory conversion in such cases shall, notwithstanding the provisions of Article 10-7, Paragraph 2, Item (1) or Article 10-9, Paragraph 2, Item (1), be the day preceding the day of such listing or registration or any day prior to such preceding day and determined by the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation that resolves such compulsory retirement or conversion as such.

(2) With respect to the retirement of the shares of Subsidiary Tracking Stock under the preceding paragraph, the Corporation may, instead of making such retirement in accordance with the provisions of Article 10-7 or 10-8, compulsorily retire all the shares of the Subsidiary Tracking Stock on the day of such listing or registration or on any day prior to such day of listing or registration and determined by the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation that resolves such retirement with the profit distributable as dividends to the shareholders at the Standard Market Price prescribed in Article 10-7, Paragraph 2, Item (2) or compulsorily retire all the shares of the Subsidiary Tracking Stock in accordance with the provisions of Article 375 and its succeeding Articles of the Commercial Code concerning capital reduction, by means of delivering for each share of Subsidiary Tracking Stock the Subsidiary Shares in the number obtained by multiplying one (1) by the Standard Ratio as of such day or prescribed day. If there arise fractions less than one (1) share in calculating the number of the Subsidiary Shares to be delivered to the Shareholders of Subsidiary Tracking Stock, cash adjustment therefor shall be made in the manner in accordance with Article 220 of the Commercial Code.

Article 10-12.

Reason for Amendment:

[Same as Article 10-7.]

Before Amendment:

Article 10-12. (Adjustment of Standard Ratio)

1. [Omitted]

2. In the event that any of the events listed in Items (i) through (iii) below occurs, the Standard Ratio shall be adjusted according to the following formula (hereinafter in this paragraph referred to as the “Formula”). In calculating the Standard Ratio After Adjustment according to the Formula, the Standard Ratio After Adjustment shall be calculated to the fourth decimal place and rounded to the nearest third decimal place, with five ten-thousandths (5/10,000) being rounded upwards. The method of determining the market price per share of the Subsidiary Tracking Stock and the number of the shares of Subsidiary Tracking Stock already issued, as used in the following Formula, the time when the Standard Ratio After Adjustment is applied and other details shall be determined by the Board of Directors of the Corporation.

18

Standard Ratio After Adjustment

		A+	BXC

= Standard Ratio Before Adjustment	X		D

A+B

A = Number of the shares of Subsidiary Tracking Stock already issued

B = Number of the shares of Subsidiary Tracking Stock newly issued

C = Amount paid per share

D = Market price per share of the Subsidiary Tracking Stock

(i) Issuance of the shares of Subsidiary Tracking Stock at a price less than the market price used in the Formula;

(ii) Issuance of securities convertible into shares of Subsidiary Tracking Stock at a price less than the market price used in the Formula; or

(iii) Granting of the rights to subscribe for the shares of Subsidiary Tracking Stock at a price less than the market price used in the Formula, or issuance of securities representing such rights.

3. In the event that any of the events listed in Items (i) through (iii) below occurs, the Standard Ratio shall be adjusted according to the following formula (hereinafter in this paragraph referred to as the “Formula”). In calculating the Standard Ratio After Adjustment according to the Formula, the Standard Ratio After Adjustment shall be calculated to the fourth decimal place and rounded to the nearest third decimal place, with five ten-thousandths (5/10,000) being rounded upwards. The method of determining the market price per share of the Subsidiary Shares and the number of the Subsidiary Shares already issued, as used in the following Formula, the time when the Standard Ratio After Adjustment is applied and other details shall be determined by the Board of Directors of the Corporation.

Standard Ratio After Adjustment

= Standard Ratio Before Adjustment	X	A+B

		A+	BXC

D

A = Number of the Subsidiary Shares already issued

B = Number of the Subsidiary Shares newly issued

C = Amount paid per share

D = Market price per share of the Subsidiary Shares

(i) Issuance of the Subsidiary Shares at a price less than the market price used in the Formula;

(ii) Issuance of securities convertible into the Subsidiary Shares at a price less than the market price used in the Formula; or

(iii) Granting of the rights to subscribe for the Subsidiary Shares at a price less than the market price used in the Formula, or issuance of securities representing such rights.

4. [Omitted]

19

5. If, other than the events set forth in Paragraphs 2 through 4 of this Article, any of the events prescribed in Items (1) and (2) below occurs, the Corporation shall adjust the Standard Ratio by the method determined as appropriate by the Board of Directors of the Corporation:

(1) When it is necessary to adjust the Standard Ratio due to reduction of capital of the Corporation or the Subsidiary or a merger, consolidation, corporate split, share exchange or share transfer by the Corporation or the Subsidiary; or

(2) When it is necessary to adjust the Standard Ratio due to the occurrence of an event, whereby the number of the shares of Subsidiary Tracking Stock or the Subsidiary Shares is, or is likely to be, changed.

After Amendment:

Article 10-12. (Adjustment of Standard Ratio)

1. [Not amended]

2. In the event that any of the events listed in Items (i) through (iii) below occurs, the Standard Ratio shall be adjusted according to the following formula (hereinafter in this paragraph referred to as the “Formula”). In calculating the Standard Ratio After Adjustment according to the Formula, the Standard Ratio After Adjustment shall be calculated to the fourth decimal place and rounded to the nearest third decimal place, with five ten-thousandths (5/10,000) being rounded upwards. The method of determining the market price per share of the Subsidiary Tracking Stock and the number of the shares of Subsidiary Tracking Stock already issued, as used in the following Formula, the time when the Standard Ratio After Adjustment is applied and other details shall be determined by the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

Standard Ratio After Adjustment

		A+	BXC

= Standard Ratio Before Adjustment	X		D

A+B

A = Number of the shares of Subsidiary Tracking Stock already issued

B = Number of the shares of Subsidiary Tracking Stock newly issued

C = Amount paid per share

D = Market price per share of the Subsidiary Tracking Stock

(i) Issuance of the shares of Subsidiary Tracking Stock at a price less than the market price used in the Formula;

(ii) Issuance of securities convertible into shares of Subsidiary Tracking Stock at a price less than the market price used in the Formula; or

(iii) Granting of the rights to subscribe for the shares of Subsidiary Tracking Stock at a price less than the market price used in the Formula, or issuance of securities representing such rights.

3. In the event that any of the events listed in Items (i) through (iii) below occurs, the Standard Ratio shall be adjusted according to the following formula (hereinafter in this paragraph referred to as the “Formula”). In calculating the Standard Ratio After Adjustment according to the Formula, the Standard Ratio After Adjustment shall be calculated to the fourth decimal place and rounded to the nearest third decimal place, with five ten-thousandths (5/10,000) being rounded upwards. The method of determining the market price per share of the Subsidiary Shares and the number of the Subsidiary Shares already issued, as used in the following Formula, the time when the Standard Ratio After Adjustment is applied and other details shall be determined by the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

20

Standard Ratio After Adjustment

= Standard Ratio Before Adjustment	X	A+B

		A+	BXC

D

A = Number of the Subsidiary Shares already issued

B = Number of the Subsidiary Shares newly issued

C = Amount paid per share

D = Market price per share of the Subsidiary Shares

(i) Issuance of the Subsidiary Shares at a price less than the market price used in the Formula;

(ii) Issuance of securities convertible into the Subsidiary Shares at a price less than the market price used in the Formula; or

(iii) Granting of the rights to subscribe for the Subsidiary Shares at a price less than the market price used in the Formula, or issuance of securities representing such rights.

4. [Not amended]

5. If, other than the events set forth in Paragraphs 2 through 4 of this Article, any of the events prescribed in Items (1) and (2) below occurs, the Corporation shall adjust the Standard Ratio by the method determined as appropriate by the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation:

(1) When it is necessary to adjust the Standard Ratio due to reduction of capital of the Corporation or the Subsidiary or a merger, consolidation, corporate split, share exchange or share transfer by the Corporation or the Subsidiary; or

(2) When it is necessary to adjust the Standard Ratio due to the occurrence of an event, whereby the number of the shares of Subsidiary Tracking Stock or the Subsidiary Shares is, or is likely to be, changed.

21

Article 11.

Reason for Amendment:

This Article be amended so that a general meeting of shareholders may be convened in the City of Yokohama in Kanagawa Prefecture, in addition to any of the Wards of Tokyo.

Before Amendment:

Article 11. (Convocation)

The ordinary general meeting of shareholders shall be convened within three months after April 1 of each year, and an extraordinary general meeting of shareholders may be convened whenever necessary, in any of the Wards of Tokyo in accordance with a resolution of the Board of Directors.

After Amendment:

Article 11. (Convocation)

The ordinary general meeting of shareholders shall be convened within three months after April 1 of each year, and an extraordinary general meeting of shareholders may be convened whenever necessary, in any of the Wards of Tokyo or in the City of Yokohama in Kanagawa Prefecture in accordance with a resolution of the Board of Directors.

Article 12.

Reason for Amendment:

This Article be amended so that a Corporate Executive Officer shall convene the general meetings of shareholders and act as chairman thereof, as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law.

Before Amendment:

Article 12. (Chairman)

The Director previously determined by a resolution of the Board of Directors shall act as the chairman of general meetings of shareholders. When such Director is unable to act, another Director, who shall be decided in accordance with an order of priority previously determined by a resolution of the Board of Directors, shall act as the chairman.

After Amendment:

Article 12. (Convocation of Meetings and Chairman)

The Corporate Executive Officer previously determined by a resolution of the Board of Directors shall convene the general meetings of shareholders and act as the chairman thereof. When such Corporate Executive Officer is unable to act, another Corporate Executive Officer, who shall be decided in accordance with an order of priority previously determined by a resolution of the Board of Directors, shall convene such general meetings and act as the chairman thereof.

22

Article 13.

Reason for Amendment:

This Article be amended so that the quorum necessary to constitute a special resolution of a general meeting of shareholders shall be not less than one-third of the votes of all shareholders.

Before Amendment:

Article 13. (Method of Adopting Resolutions)

1. Except as otherwise provided by law or by these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of votes held by the attending shareholders.

2. [New Article]

After Amendment:

Article 13. (Method of Adopting Resolutions)

1. [Not amended]

2. Resolutions to be adopted pursuant to Article 343 of the Commercial Code may be adopted by not less than two-thirds of the votes held by the attending shareholders who hold not less than one-third of the votes of all shareholders.

Article 16.

Reason for Amendment:

This Article be amended so that a Corporate Executive Officer shall inscribe his or her name and affix his or her seal or put his or her electronic signature on the minutes of a general meeting of shareholders as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law.

Before Amendment:

Article 16. (Minutes)

The substance of the proceedings at a general meeting of shareholders and the results thereof shall be recorded in the minutes, and the chairman and other Directors present shall inscribe their names and affix their seals thereon or put their electronic signature thereon.

After Amendment:

Article 16. (Minutes)

The substance of the proceedings at a general meeting of shareholders and the results thereof shall be recorded in the minutes, and the chairman, other Directors and Corporate Executive Officers present shall inscribe their names and affix their seals thereon or put their electronic signature thereon.

23

CHAPTER IV

Reason for Amendment:

This Chapter be amended to set out provisions concerning Committees as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law.

Before Amendment:

CHAPTER IV

DIRECTORS AND BOARD OF DIRECTORS

After Amendment:

CHAPTER IV

DIRECTORS, BOARD OF DIRECTORS AND COMMITTEES

Article 18.

This Article be amended to modify some of the relevant descriptions only in Japanese. No modification of English translation of this Article is necessary.

Deletion of present Article 19.

Reason for Amendment:

This Article be deleted as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law.

Before Amendment:

Article 19. (Representative Directors)

One or more Directors who shall represent the Corporation shall be appointed by a resolution of the Board of Directors.

After Amendment:

[Deleted entirely]

New Article 19.

Reason for Amendment:

This Article be amended to set out, as in the present Articles of Incorporation, provisions concerning the limitation of liabilities of Directors and the liability limitation agreement with outside Directors and to modify the references to applicable law presently quoted in such provisions as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law. In addition, this Article be amended to be renumbered upwards following the deletion of certain Articles.

24

Before Amendment:

Article 20. (Limitation of Liabilities of Directors and Liability Limitation Agreement with Outside Directors)

1. The Corporation may, by a resolution of the Board of Directors, exempt Directors from their liabilities arising in connection with the actions provided for in Article 266, Paragraph 1, Item 5 of the Commercial Code to the extent permitted by law.

2. The Corporation may enter into a liability limitation agreement with outside Directors which limits the maximum amount of their liabilities arising in connection with the actions provided for in Article 266, Paragraph 1, Item 5 of the Commercial Code to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in each item of Article 266, Paragraph 19 of of the Commercial Code.

After Amendment:

Article 19. (Limitation of Liabilities of Directors and Liability Limitation Agreement with Outside Directors)

1. The Corporation may, by a resolution of the Board of Directors, exempt Directors from their liabilities provided for in Article 21-17, Paragraph 1 of the Audit Special Exceptions Law to the extent permitted by law.

2. The Corporation may enter into a liability limitation agreement with outside Directors which limits the maximum amount of their liabilities provided for in Article 21-17, Paragraph 1 of the Audit Special Exceptions Law to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in each item of Article 266, Paragraph 19 of the Commercial Code that shall be applied mutatis mutandis to the case by application of Article 21-17, Paragraph 5 of the Audit Special Exceptions Law.

New Article 20.

Reason for Amendment:

This Article be amended to make necessary changes to the provision concerning power and authority of the Board of Directors of the Corporation as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law. In addition, this Article be amended to be renumbered upwards following the deletion of certain Articles.

Before Amendment:

Article 21. (Board of Directors)

1. The Directors of the Corporation shall constitute the Board of Directors.

2. The Board of Directors shall make decisions concerning the affairs of the Corporation as provided by law and by these Articles of Incorporation, as well as all other important affairs of the Corporation.

25

After Amendment:

Article 20. (Board of Directors)

1. [Not amended]

2. The Board of Directors shall make decisions concerning the affairs of the Corporation as provided by law and by these Articles of Incorporation, as well as all other important affairs of the Corporation, and supervise the performance of the duties of the Directors and Corporate Executive Officers.

New Article 21.

Reason for Amendment:

This Article be amended to change the frequency of meetings of the Board of Directors of the Corporation from “once a month, as a general rule” to “at least once every three months.” In Addition, this Article be amended to be renumbered upwards following the deletion of certain Articles.

Before Amendment:

Article 22. (Holding of Meetings of the Board of Directors)

Meetings of the Board of Directors shall be either of ordinary or extraordinary meetings. Ordinary meetings of the Board of Directors shall be held once a month, as a general rule, while extraordinary meetings of the Board of Directors shall be held whenever necessary.

After Amendment:

Article 21. (Holding of Meetings of the Board of Directors)

Meetings of the Board of Directors shall be either of ordinary or extraordinary meetings. Ordinary meetings of the Board of Directors shall be held at least once every three months, while extraordinary meetings of the Board of Directors shall be held whenever necessary.

New Article 22.

Reason for Amendment:

This Article be amended to delete the term “Statutory Auditor” as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law. In addition, this Article be amended to be renumbered upwards following the deletion of certain Articles.

Before Amendment:

Article 23. (Notice of Convocation of the Board of Directors)

Notice of a meeting of the Board of Directors, giving the date, location and agenda, shall be sent to each Director and Statutory Auditor at least five days prior to the meeting; provided, however, that in case of urgency, such period may be shortened.

26

After Amendment:

Article 22. (Notice of Convocation of the Board of Directors)

Notice of a meeting of the Board of Directors, giving the date, location and agenda, shall be sent to each Director at least five days prior to the meeting; provided, however, that in case of urgency, such period may be shortened.

New Article 23.

Reason for Amendment:

This Article be amended to be renumbered upwards following the deletion of certain Articles.

Before Amendment:

Article 24.

[Omitted]

After Amendment:

Article 23.

[Not amended]

New Article 24.

Reason for Amendment:

This Article be amended to delete the term “Statutory Auditor” as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law. In addition, this Article be amended to be renumbered upwards following the deletion of certain Articles.

Before Amendment:

Article 25. (Minutes of the Board of Directors)

The substance of proceedings of a meeting of the Board of Directors and the results thereof shall be recorded in the minutes, and the attending Directors and Statutory Auditors shall inscribe their names and affix their seals thereon or put their electronic signatures thereon.

After Amendment:

Article 24. (Minutes of the Board of Directors)

The substance of proceedings of a meeting of the Board of Directors and the results thereof shall be recorded in the minutes, and the attending Directors shall inscribe their names and affix their seals thereon or put their electronic signatures thereon.

27

Deletion of present CHAPTER V

Reason for Amendment:

This Chapter be deleted to delete provisions concerning Statutory Auditors and Board of Statutory Auditors as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law.

Before Amendment:

CHAPTER V

STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS

After Amendment:

[Deleted entirely]

Deletion of present Article 26.

Reason for Amendment:

[Same as CHAPTER V]

Before Amendment:

Article 26. (Election of Statutory Auditors)

1. Statutory Auditors shall be elected at the general meetings of shareholders.

2. In order to adopt a resolution for the election of Statutory Auditors, the attendance of shareholders holding not less than one-third of the voting rights of the total shareholders shall be required.

After Amendment:

[Deleted entirely]

Deletion of present Article 27.

Reason for Amendment:

[Same as CHAPTER V]

Before Amendment:

Article 27. (Term of Office of Statutory Auditors)

1. The term of office of a Statutory Auditor shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years after his or her assumption of office.

2. The term of office of a Statutory Auditor elected to fill a vacancy shall be the same as the remaining term of office of his or her predecessor.

After Amendment:

[Deleted entirely]

28

Deletion of present Article 28.

Reason for Amendment:

[Same as CHAPTER V]

Before Amendment:

Article 28. (Limitation of Liabilities of Statutory Auditors)

The Corporation may, by a resolution of the Board of Directors, exempt Statutory Auditors from their liabilities to the extent permitted by law.

After Amendment:

[Deleted entirely]

Deletion of present Article 29.

Reason for Amendment:

[Same as CHAPTER V]

Before Amendment:

Article 29. (Board of Statutory Auditors)

1. All Statutory Auditors of the Corporation shall constitute the Board of Statutory Auditors.

2. The Board of Statutory Auditors shall make decisions concerning the affairs of the Corporation as provided by law, as well as all other affairs concerning the execution by Statutory Auditors of their duties; however, the Board of Statutory Auditors shall not interfere with the execution by Statutory Auditors of their duties.

After Amendment:

[Deleted entirely]

Deletion of present Article 30.

Reason for Amendment:

[Same as CHAPTER V]

Before Amendment:

Article 30. (Notice of Convocation of the Board of Statutory Auditors)

Notice of a meeting of the Board of Statutory Auditors, giving the date, location and agenda, shall be sent to each Statutory Auditor at least five days prior to the meeting; provided, however, that in case of urgency, such period may be shortened.

After Amendment:

[Deleted entirely]

29

Deletion of present Article 31.

Reason for Amendment:

[Same as CHAPTER V]

Before Amendment:

Article 31. (Method of Adopting Resolutions of the Board of Statutory Auditors)

Resolutions of the Board of Statutory Auditors shall be adopted by a majority of the Statutory Auditors except as otherwise provided by law.

After Amendment:

[Deleted entirely]

Deletion of present Article 32.

Reason for Amendment:

[Same as CHAPTER V]

Before Amendment:

Article 32. (Minutes of the Board of Statutory Auditors)

The substance of proceedings of a meeting of the Board of Statutory Auditors and the results thereof shall be recorded in the minutes, and the attending Statutory Auditors shall inscribe their names and affix their seals thereon or put their electronic signatures thereon.

After Amendment:

[Deleted entirely]

New Article 25.

Reason for Amendment:

This Article be added to set forth a provision concerning the power and authority of Committees as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law.

Before Amendment:

[New Article]

After Amendment:

Article 25. (Nominating Committee, Audit Committee and Compensation Committee)

Each of the Nominating Committee, the Audit Committee and the Compensation Committee shall make decisions on the matters prescribed by law, and respectively shall exercise their power and authority which are required in performing their respective business.

30

New Article 26.

Reason for Amendment:

This Article be added to set forth a provision concerning Directors organizing each Committee as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law.

Before Amendment:

[New Article]

After Amendment:

Article 26. (Organization of Each Committee)

1. Each Committee shall consist of three (3) or more Directors, a majority of whom shall be outside Directors not being in office as Corporate Executive Officers; provided, however, that a Director who is a member of the Audit Committee shall not concurrently be in office as a Corporate Executive Officer, general manager (shihainin) or any other employee of the Corporation or its subsidiary, or a Director who operates the business of such subsidiary.

2. Directors who are to be members of any Committee shall be determined by a resolution of the Board of Directors.

NEW CHAPTER V

Reason for Amendment:

This Chapter be added to establish a chapter concerning Corporate Executive Officers as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law.

Before Amendment:

[New Chapter]

After Amendment:

CHAPTER V

CORPORATE EXECUTIVE OFFICERS

New Article 27.

Reason for Amendment:

This Article be added to set forth a provision concerning an election of Corporate Executive Officers as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law.

Before Amendment:

[New Article]

31

After Amendment:

Article 27. (Election of Corporate Executive Officers)

Corporate Executive Officers shall be appointed by a resolution of the Board of Directors.

New Article 28.

Reason for Amendment:

This Article be added to set forth a provision concerning the term of office of Corporate Executive Officers as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law.

Before Amendment:

[New Article]

After Amendment:

Article 28. (Term of Office of Corporate Executive Officers)

1. The term of office of a Corporate Executive Officer shall expire at the conclusion of the first meeting of the Board of Directors held immediately after the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after his or her assumption of office.

2. The term of office of a Corporate Executive Officer elected to fill a vacancy or to increase the number of Corporate Executive Officers shall be the same as the remaining term of office of the other Corporate Executive Officers then in office.

New Article 29.

Reason for Amendment:

This Article be added to set forth a provision concerning an election of Representative Corporate Executive Officers as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law.

Before Amendment:

[New Article]

After Amendment:

Article 29. (Representative Corporate Executive Officers)

Corporate Executive Officers who shall represent the Corporation shall be appointed by a resolution of the Board of Directors.

32

New Article 30.

Reason for Amendment:

This Article be added to set forth the provision to exempt Corporate Executive Officers from their liabilities to the extent permitted by the Audit Special Exceptions Law in order for Corporate Executive Officers to execute their expected duties appropriately, as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law.

Before Amendment:

[New Article]

After Amendment:

Article 30. (Limitation of Liabilities of Corporate Executive Officers)

The Corporation may, by a resolution of the Board of Directors, exempt Corporate Executive Officers from their liabilities provided for in Article 21-17, Paragraph 1 of the Audit Special Exceptions Law to the extent permitted by law.

New Article 31., Article 32. and Article 33.

Reason for Amendment:

This Article be amended to be renumbered upwards following the deletion of certain Articles.

Before Amendment:

Article 33., Article 34. and Article 35.

[Omitted]

After Amendment:

Article 31., Article 32. and Article 33.

[Not amended]

New Article 34.

Reason for Amendment:

This Article be amended to extend the expiration period of dividends and cash distributions to five years taking an opportunity of the establishment of the auction system of shares owned by shareholders whose residence has been unknown. In addition, this Article be amended to be renumbered upwards following the deletion of certain Articles.

Before Amendment:

Article 36. (Expiration Period)

In case a dividend, or a cash distribution pursuant to the provisions of the preceding Article, shall not be received within three (3) years after the due date of each payment, the Corporation shall be relieved of the obligation for the payment thereof. Dividends and cash distributions pursuant to the preceding Article shall bear no interest.

33

After Amendment:

Article 34. (Expiration Period)

In case a dividend, or a cash distribution pursuant to the provisions of the preceding Article, shall not be received within five (5) years after the due date of each payment, the Corporation shall be relieved of the obligation for the payment thereof. Dividends and cash distributions pursuant to the preceding Article shall bear no interest.

New Article 35.

Reason for Amendment:

This Article be amended to renumber upwards the presently quoted Articles following the deletion of certain Articles. In addition, this Article be amended to be renumbered upwards following the deletion of certain Articles.

Before Amendment:

Article 37. (Conversion of Convertible Debentures and Dividends)

1. [Omitted]

2. For purposes of applying the preceding paragraph, each cash distribution pursuant to Article 35 above shall be deemed a dividend, and the periods from April 1 to September 30 of the same year, and from October 1 to March 31 of the next following year, shall be deemed business years, respectively.

After Amendment:

Article 35. (Conversion of Convertible Debentures and Dividends)

1. [Not amended]

2. For purposes of applying the preceding paragraph, each cash distribution pursuant to Article 33 above shall be deemed a dividend, and the periods from April 1 to September 30 of the same year, and from October 1 to March 31 of the next following year, shall be deemed business years, respectively.

New Article 35-2.

Reason for Amendment:

[Same as new Article 35.]

Before Amendment:

Article 37-2. (Compulsory Conversion of Shares of Subsidiary Tracking Stock and Dividends)

1. [Omitted]

2. The provisions of Article 37, Paragraph 2 shall be applied mutatis mutandis to the case set forth in the preceding paragraph.

34

After Amendment:

Article 35-2. (Compulsory Conversion of Shares of Subsidiary Tracking Stock and Dividends)

1. [Not amended]

2. The provisions of Article 35, Paragraph 2 shall be applied mutatis mutandis to the case set forth in the preceding paragraph.

New Article 36.

Reason for Amendment:

This Article be amended to be renumbered upwards following the deletion of certain Articles.

Before Amendment:

Article 38.

[Omitted]

After Amendment:

Article 36.

[Not amended]

New Article 37.

Reason for Amendment:

This Article be added to make effective present Article 20, Paragraph 1 and present Article 28 even though the former Article be amended and the latter Article be deleted as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law.

Before Amendment:

[New article]

After Amendment:

Article 37. (Limitation of Liabilities of Directors and Statutory Auditors prior to the Corporation becoming a Corporation Having Committees)

1. The Corporation may, by a resolution of the Board of Directors, exempt Directors from their liabilities arising in connection with the actions provided for in Article 266, Paragraph 1, Item 5 of the Commercial Code that occurred prior to the close of the 86th ordinary general meeting of shareholders to the extent permitted by law.

2. The Corporation may, by a resolution of the Board of Directors, exempt Statutory Auditors from their liabilities arising prior to the close of the 86th ordinary general meeting of shareholders to the extent permitted by law.

35

Deletion of Addendum

Reason for Amendment:

This Addendum be deleted to delete the addendum concerning the interim measures regarding the term of office of Statutory Auditors as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law.

Before Amendment:

‘Addendum’

The provision of Paragraph 1 of Article 27 (Term of Office of Statutory Auditors) shall become applicable to Statutory Auditors elected at the ordinary general meeting of shareholders with respect to the first closing of accounts held on and after May 1, 2002 and with respect to the Statutory Auditors in office before such general meeting, the language “within four (4) years after his or her assumption of office” shall be read as “within three (3) years after his or her assumption of office”. In addition, this addendum shall be automatically deleted when all the Statutory Auditors in office before the conclusion of such said general meeting resign.

After Amendment:

[Deleted entirely]

36

4. To elect 17 Directors.

The term of office of all 10 Directors will expire at the conclusion of the Meeting. The Corporation proposes to increase the number of Directors by 7, of which 6 will be outside Directors, in order to constitute certain Committees under the system of corporations having committees under the Audit Special Exceptions Law. Accordingly, the election of the following 17 Directors is proposed.

The candidates for Directors are as follows:

(1) Nobuyuki Idei	Date of Birth: Director since: Current Position:	November 22, 1937 1989 Representative Director (Chairman and Group CEO)

(2) Kunitake Ando	Date of Birth: Director since: Current Position:	January 1, 1942 2000 Representative Director (President and Group COO)

(3) Teruhisa Tokunaka	Date of Birth: Director since: Current Position:	August 9, 1945 1999 Representative Director (Executive Deputy President and Group CSO)

(4) Minoru Morio	Date of Birth: Director since: Current Position:	May 20, 1939 1988 Director (Vice Chairman, Sony Group East Asia Representative and Group CPO)

(5) Teruo Masaki	Date of Birth: Director since: Current Position:	August 7, 1943 1999 Director (Corporate Senior Executive Vice President, Group General Counsel and Officer in charge of Compliance)

(6) Howard Stringer	Date of Birth: Director since: Current Position:	February 19, 1942 1999 Director (Vice Chairman, Sony Group Americas Representative and Officer in charge of Entertainment Business Group)

37

(7) Ken Kutaragi	Date of Birth: Director since: Current Position:

August 2, 1950

2000

Director (Executive Deputy President, Officer in charge

of Game Business Group and Broadband Network

Company, President and CEO of Sony Computer

Entertainment Inc., and Chairman of Sony Computer

Entertainment America Inc.)

(8) Göran Lindahl	Date of Birth: Director since: Current Position:	April 28, 1945 2001 Director (Sony Group Europe Representative)

(9) Akihisa Ohnishi	Date of Birth: Director since: Current Position:	March 10, 1937 New Director candidate Standing Statutory Auditor

(10) Iwao Nakatani	Date of Birth: Director since: Current Position: Other Principal Directorship:	January 22, 1942 1999 Director Director of Research, UFJ Institute Ltd., and President of TAMA University

(11) Akishige Okada	Date of Birth: Director since: Current Position: Other Principal Directorship:	April 9, 1938 2002 Director Chairman of the Board of Sumitomo Mitsui Financial Group, Inc., and Chairman of the Board of Sumitomo Mitsui Banking Corporation

(12) Hirobumi Kawano	Date of Birth: Director since: Principal Directorship:	January 1, 1946 New Director candidate Former Director-General of Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry

(13) Yotaro Kobayashi	Date of Birth: Director since: Principal Directorship:	April 25, 1933 New Director candidate Chairman of the Board of Fuji Xerox Co., Ltd.

38

(14) Carlos Ghosn	Date of Birth: Director since: Principal Directorship:	March 9, 1954 New Director candidate President and CEO of Nissan Motor Co., Ltd.

(15) Sakie T. Fukushima	Date of Birth: Director since: Principal Directorship:	September 10, 1949 New Director candidate Regional Managing Director—Japan, Korn/Ferry International

(16) Yoshihiko Miyauchi	Date of Birth: Director since: Principal Directorship:	September 13, 1935 New Director candidate Chairman and CEO of ORIX Corporation

(17) Yoshiaki Yamauchi	Date of Birth: Director since: Principal Directorship:	June 30, 1937 New Director candidate Director of Sumitomo Mitsui Financial Group, Inc.

NOTES:

1.	Mr. Iwao Nakatani, Mr. Akishige Okada, Mr. Hirobumi Kawano, Mr. Yotaro Kobayashi, Mr. Carlos Ghosn, Ms. Sakie T. Fukushima, Mr. Yoshihiko Miyauchi and Mr. Yoshiaki Yamauchi are eligible to become outside Directors prescribed by Article 188, Paragraph 2, Item 7-2 of the Commercial Code.
2.	The Corporation has entered into certain business transactions with Sony Computer Entertainment Inc. including the receipt of patent license fees and sale and purchase of products.
3.	The Corporation has entered into certain business transactions with Sony Computer Entertainment America Inc. including the provision of certain services.
4.	The Corporation has entered into numerous banking transactions with Sumitomo Mitsui Banking Corporation.
5.	The Corporation has entered into certain business transactions with Fuji Xerox Co., Ltd. including the lease and maintenance service of copy machine.

39

5.	To grant retirement allowances to a retired Director and retiring Statutory Auditors.

It is proposed that, in order to reward Mr. Norio Ohga, a past Director of the Corporation, who resigned on January 29, 2003, Mr. Akihisa Ohnishi and Mr. Takafumi Abe, each a Statutory Auditor of the Corporation, who will retire at the conclusion of the Meeting due to the expiration of the term of their respective offices, and Mr. Tadasu Kawai and Mr. Masasuke Ohmori, each a Statutory Auditor of the Corporation, who will retire at the conclusion of the Meeting due to the adoption of the system of corporations having committees under the Audit Special Exceptions Law, for their services while in office, retirement allowances be granted in the amounts of ¥ 1.6 billion for the retired Director and ¥ 89.9 million for the retiring Statutory Auditors as a group. These retirement allowances are in accordance with the Corporation’s standards. It is also proposed that the decision for determining the specific amount of the retirement allowances for each of the retiring Statutory Auditors be entrusted to the Compensation Committee, which will be constituted by a resolution of the Board of Directors of the Corporation to be held immediately after the Meeting.

6.	To issue Common Stock Acquisition Rights for the purpose of granting stock options.

It is proposed that the Corporation will issue rights to subscribe for or purchase shares of Common Stock to Directors, Corporate Executive Officers and employees of the Corporation and its subsidiaries without any consideration therefor pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code upon the terms outlined below for the purposes of giving Directors, Corporate Executive Officers and employees of the Corporation and its subsidiaries an incentive to contribute towards the improvement of the business performance of the Corporation and its group companies (the “Group”) and thereby improving such business performance of the Group, by making the economic interest which such Directors or Corporate Executive Officers or employees will receive correspond to the business performance of the Corporation.

(1)	Persons to Whom Common Stock Acquisition Rights Will be Allocated

Directors, Corporate Executive Officers and employees of the Corporation and its subsidiaries.

(2)	Class and Number of Shares to be Issued or Transferred upon Exercise of Common Stock Acquisition Rights

Not exceeding 2,750,000 shares of Common Stock.

Provided, however, that if the number of shares to be issued or transferred upon exercise of each Common Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Common Stock Acquisition Rights to be issued.

(3)	Total Number of Common Stock Acquisition Rights to be Issued

Not exceeding 27,500.

The number of shares to be issued or transferred upon exercise of each Common Stock Acquisition Right shall be 100.

40

Provided, however, that if the Corporation splits or consolidates its Common Stock, the number of shares to be issued or transferred upon exercise of each Common Stock Acquisition Right shall be adjusted according to the following formula.

Number of shares after adjustment	=	Number of shares before adjustment	x	Ratio of split or consolidation

The adjustment above shall be made only to those remain unexercised at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

(4)	Issue Price of Common Stock Acquisition Rights

No consideration shall be paid.

(5)	Amount to be Paid In for Exercise of Common Stock Acquisition Rights

The amount to be paid in per share to be issued or transferred upon exercise of each Common Stock Acquisition Right (the “Exercise Price”) shall be as follows.

(i) Common Stock Acquisition Rights with Exercise Price Denominated in Yen

The Exercise Price shall be the average of closing prices (each “Closing Price”) of Common Stock in the regular trading thereof on the Tokyo Stock Exchange for ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the issue date of such Common Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than any of (a) the average of the Closing Prices for thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the issue date of the Common Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), (b) the average of the Closing Prices for thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the issue date of the Common Stock Acquisition Rights) on which the Corporation fixes the Exercise Price (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (c) the Closing Price on the issue date of such Common Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the highest price of (a), (b) and (c) above.

(ii) Common Stock Acquisition Rights with Exercise Price Denominated in U.S. Dollars

The Exercise Price shall be the U.S. dollar amount obtained by dividing the average of Closing Prices for ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the issue date of such Common Stock Acquisition Rights (“Reference Yen Price”) by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (“Reference Exchange Rate”) (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than any of (a) the average of the Closing Prices for thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the issue date of the Common Stock Acquisition Rights or (b) the average of the Closing Prices for thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the date one business day prior to the issue date of the Common Stock Acquisition Rights) on which the Corporation fixes the Exercise Price, the Exercise Price shall be the U.S. dollar amount obtained by dividing the highest price of (a) and (b) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent).

41

(iii) Adjustment of Exercise Price

If the Corporation splits or consolidates its Common Stock after the issue date of Common Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen or one (1) cent resulting from this adjustment shall be rounded up to the nearest one (1) yen or one (1) cent.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1

Ratio of split or consolidation

In addition, in the case of a merger with any other company, corporate split or capital reduction of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the issue date of Common Stock Acquisition Rights, the Exercise Price shall be appropriately adjusted to the extent reasonable.

(6)	Exercise Period of Common Stock Acquisition Rights

The exercise period will be sometime within the period from the issue date of Common Stock Acquisition Rights to the day on which ten (10) years have passed from such issue date, which will be determined by the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

(7)	Conditions for Exercise of Common Stock Acquisition Rights

(i) Each Common Stock Acquisition Right shall not be exercised in part.

(ii) Other conditions for exercise shall be determined by the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

(8)	Cancellation of Common Stock Acquisition Rights

Not applicable.

(9)	Restriction on Transfer of Common Stock Acquisition Rights

The transfer of Common Stock Acquisition Rights shall require an approval of the Board of Directors.

42

[For Reference]

The Corporation issued Common Stock Acquisition Rights for the purpose of granting stock options to Directors and employees of the Corporation and its subsidiaries without any consideration, pursuant to the approval of the ordinary general meeting of shareholders held on June 20, 2002 as follows.

< The first series of Common Stock Acquisition Rights >

(1)	Amount to be paid in per share for exercise of Common Stock Acquisition Rights: 5,396 yen

(2)	Exercise period of Common Stock Acquisition Rights:

From and including December 9, 2003 to and including December 8, 2012.

(3)	Directors to whom Common Stock Acquisition Rights were allocated:

Name	Number of Common Stock Acquisition Rights allocated
Norio Ohga	60
Nobuyuki Idei	1,400
Kunitake Ando	1,000
Teruhisa Tokunaka	240
Minoru Morio	182
Teruo Masaki	78
Ken Kutaragi	360
Iwao Nakatani	18
Göran Lindahl	18

NOTE: The number of shares to be issued upon exercise of each Stock Acquisition Right is 100.

< The third series of Common Stock Acquisition Rights >

(1)	Amount to be paid in per share for exercise of Common Stock Acquisition Rights: 36.57 U.S. dollars

(2)	Exercise period of Common Stock Acquisition Rights:

From and including April 1, 2003 to and including March 31, 2013.

(3)	Directors to whom Common Stock Acquisition Rights were allocated:

Name	Number of Common Stock Acquisition Rights allocated
Howard Stringer	2,000

NOTE:	The number of shares to be issued upon exercise of each Stock Acquisition Right is 100.

43

7.	To issue Subsidiary Tracking Stock Acquisition Rights for the purpose of granting stock options.

It is proposed that the Corporation will issue rights to subscribe for or purchase shares of Subsidiary Tracking Stock to directors and employees of Sony Communication Network Corporation (“SCN”) without any consideration therefor pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code upon the terms outlined below for the purposes of giving directors and employees of SCN an incentive to contribute towards the improvement of the business performance of SCN and thereby improving such business performance of SCN, by making the economic interest which such directors or employees of SCN will receive correspond to the business performance of SCN.

(1)	Persons to Whom Subsidiary Tracking Stock Acquisition Rights Will be Allocated

Directors and employees of SCN.

(2)	Class and Number of Shares to be Issued or Transferred upon Exercise of Subsidiary Tracking Stock Acquisition Rights

(i) Class of Shares to be Issued or Transferred

Subsidiary Tracking Stock.

Provided, on and after the Compulsory Conversion Date (as defined in Article 10-9 of the Articles of Incorporation, the “Compulsory Conversion Date”) for the compulsory conversion (as defined in Article 10-9 of the Articles of Incorporation, the “Compulsory Conversion”) of Subsidiary Tracking Stock into Common Stock, the class of shares to be issued or transferred shall be Common Stock.

(ii) Number of Shares to be Issued or Transferred

Not exceeding 45,500 shares.

Provided, however, that if the number of shares to be issued or transferred upon exercise of each Subsidiary Tracking Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Subsidiary Tracking Stock Acquisition Rights to be issued.

(3)	Total Number of Subsidiary Tracking Stock Acquisition Rights to be Issued

Not exceeding 455.

The number of shares to be issued or transferred upon exercise of each Subsidiary Tracking Stock Acquisition Right shall be 100.

Provided, however, that if adjustment of the Exercise Price provided for in (5)(ii) below is made for any reason, the number of shares to be issued or transferred upon exercise of each Subsidiary Tracking Stock Acquisition Right shall be appropriately adjusted so that the amount obtained by multiplying the number of shares after adjustment by the Exercise Price after adjustment shall be equal to the amount obtained by multiplying the number of shares before adjustment by the Exercise Price before adjustment.

The adjustment above shall be made only to those remain unexercised at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

(4)	Issue Price of Subsidiary Tracking Stock Acquisition Rights

No consideration shall be paid.

44

(5)	Amount to be Paid In for Exercise of Subsidiary Tracking Stock Acquisition Rights

(i) The amount to be paid in per share to be issued or transferred upon exercise of each Subsidiary Tracking Stock Acquisition Right (the “Exercise Price”) shall be the average of closing prices (each “Closing Price”) of Subsidiary Tracking Stock in the regular trading thereof on the Tokyo Stock Exchange for ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the issue date of such Subsidiary Tracking Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than any of (a) the average of the Closing Prices for thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the issue date of the Subsidiary Tracking Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen) or (b) the Closing Price on the issue date of such Subsidiary Tracking Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the highest price of (a) and (b) above.

(ii) Adjustment of Exercise Price

[a] Adjustment due to events which become effective prior to the Compulsory Conversion Date

If the Corporation splits or consolidates its Subsidiary Tracking Stock after the issue date of Subsidiary Tracking Stock Acquisition Rights but prior to the Compulsory Conversion Date (excluding such date), the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen resulting from this adjustment shall be rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1

Ratio of split or consolidation

[b] Adjustment due to events which become effective after the Compulsory Conversion Date

When the Compulsory Conversion is made, the Exercise Price shall be appropriately adjusted in proportion to the conversion ratio. In addition to the foregoing, any adjustment of the Exercise Price after Compulsory Conversion Date shall be made in the same manner as described in [a] above with any necessary amendment.

[c] In addition, in the case of a merger with any other company, corporate split or capital reduction of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the issue date of Subsidiary Tracking Stock Acquisition Rights, the Exercise Price shall be appropriately adjusted to the extent reasonable.

(6)	Exercise Period of Subsidiary Tracking Stock Acquisition Rights

The exercise period will be sometime within the period from the issue date of Subsidiary Tracking Stock Acquisition Rights to the day on which ten (10) years have passed from such issue date, which will be determined by the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

45

Provided, however, that when the Compulsory Retirement of Subsidiary Tracking Stock referred to in Articles 10-7 and 10-8 of the Articles of Incorporation is made, no Subsidiary Tracking Stock Acquisition Right may be exercised after the Termination Date for such Compulsory Retirement.

(7)	Conditions for Exercise of Subsidiary Tracking Stock Acquisition Rights

(i) Each Subsidiary Tracking Stock Acquisition Right shall not be exercised in part.

(ii) Other conditions for exercise shall be determined by the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

(8)	Cancellation of Subsidiary Tracking Stock Acquisition Rights

Not applicable.

(9)	Restriction on Transfer of Subsidiary Tracking Stock Acquisition Rights

The transfer of Subsidiary Tracking Stock Acquisition Rights shall require an approval of the Board of Directors.

[For Reference]

The Corporation issued Subsidiary Tracking Stock Acquisition Rights for the purpose of granting stock options to directors and employees of SCN without any consideration, pursuant to the approval of the ordinary general meeting of shareholders held on June 20, 2002 as follows.

< The second series of Subsidiary Tracking Stock Acquisition Rights >

(1)	Amount to be paid in per share for exercise of Subsidiary Tracking Stock Acquisition Rights:

1,008 yen

(2)	Exercise period of Subsidiary Tracking Stock Acquisition Rights:

From and including December 9, 2003 to and including December 8, 2012.

(3)	Directors of SCN to whom Subsidiary Tracking Stock Acquisition Rights were allocated:

Name	Number of Subsidiary Tracking Stock Acquisition Rights allocated
Senji Yamamoto	203
Yukinao Kondo	82
Sadao Takigawa	50

NOTE: The number of shares to be issued upon exercise of each Stock Acquisition Right is 100.

46

< SHAREHOLDERS’ PROPOSAL (PROPOSAL 8) >

Proposal 8 is proposed by 31 shareholders holding 555 voting rights.

8.	To amend the Articles of Incorporation with respect to disclosure to shareholders of remuneration and/or retirement allowances, etc. paid, given or granted or to be paid, given or granted to each Director and Statutory Auditor.

(1)	Proposal

It is proposed that the Corporation add the following two new Articles to the Articles of Incorporation:

(i) With respect to the amount of remuneration and/or bonuses paid during each fiscal year to the Directors and Statutory Auditors, the amount paid to each Director and Statutory Auditor shall be disclosed in the reference documents attached to the convocation notice for the ordinary general meeting of shareholders held with respect to such fiscal year.

(ii) When the agendum for approval of the retirement allowances to be paid to the Directors and Statutory Auditors is to be proposed at a general meeting of shareholders, the amount to be paid to each Director and Statutory Auditor shall be specified in such agendum.

(2)	Reason for Proposal

This proposal was proposed at the general meeting of shareholders held last year and gained approval of shareholders holding 27.2% of all voting shares voted at the meeting. In the United States, it is said that a corporation should make an allowance in any way for a shareholders’ proposal approved by shareholders holding more than 10% of all voting shares voted at a shareholders’ meeting. A vote for the proposal of 27% suggests that significant number of shareholders are willingly supporting the proposal asking for the disclosure of amounts of remuneration and retirement allowances, considering that unmarked votes are treated as votes against the proposal. The Board of Directors of the Corporation should not disregard this point. This proposal is, therefore, proposed again to ask the Board of Directors of the Corporation for a sensible decision.

The Corporation has made and developed and engages in business activities globally and has a high percentage of its stockholding held by non-Japanese entities and individual shareholders. By approving this proposal, the Corporation would be one of pioneers among Japanese corporations in disclosing to shareholders the amounts of remuneration and retirement allowances paid to each Director and Statutory Auditor. Such disclosure would have the effect of improving the global reputation of the Corporation as a business organization having a high-level of transparency and information disclosure. The Corporation would be seen as being responsive to the needs of its shareholders. As a result of disclosing such information, the corporate value of the Corporation is expected to increase.

47

< Opinion of the Board of Directors of the Corporation>

The Board of Directors of the Corporation opposes the proposal.

With respect to the remuneration paid to the Directors and Statutory Auditors, the Corporation has proposed at a general meeting of shareholders the monthly aggregate amount of remuneration paid to the Directors and Statutory Auditors, respectively, and such proposal has been approved by shareholders at such meeting (Please refer to Notes 3 and 4 of the table below). In addition, with respect to the bonuses paid to the Directors, the aggregate amount of bonuses has been specified in the proposal regarding appropriation of non-consolidated net profit and such proposal has been approved at a general meeting of shareholders.

Retirement allowances to the Directors and Statutory Auditors are to be paid in accordance with the Corporation’s rules regarding retirement allowances. The aggregate amount of remuneration allowances for the Directors and for the Statutory Auditors is disclosed separately, and the determination of specific amounts of the retirement allowances is delegated to (i) the Board of Directors of the Corporation in the case of that for retiring Directors and (ii) the discussion and agreement by the Statutory Auditors in the case of that for retiring Statutory Auditors, respectively, by the approval of the shareholders at the general meeting of shareholders.

Under applicable laws, regulations and court precedents, the procedures set forth above are lawful and appropriate. Therefore, the Board of Directors of the Corporation does not believe that it is necessary to adopt and set forth the provisions of this proposal in the Articles of Incorporation.

The Corporation believes that as a matter of disclosure to shareholders it is more important to disclose the amount of costs for executives borne by the Corporation than to disclose how remuneration is distributed to each Director. The aggregate amount of remuneration has been disclosed in the convocation notice for the ordinary general meeting of shareholders as provided in the table below, so that it can be confirmed that these amounts paid to the Directors and Statutory Auditors are within the amounts approved by a resolution of the general meeting of shareholders. Therefore, the Board of Directors of the Corporation believes that such disclosure of remuneration is sufficient for corporate governance purposes.

Furthermore, as a result of adopting the system of corporations having committees under the Audit Special Exceptions Law, amounts of remuneration (including retirement allowances) for the Directors and Corporate Executive Officers will be determined by the Compensation Committee, a majority of which will consist of outside Directors.

48

Amounts paid to Directors and Statutory Auditors (For the fiscal year ended March 31, 2003)

	Fixed Remuneration		Bonus		Retirement Allowances
	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount
Directors	13 (Note 1)	¥737 million (Note 3)	5	¥90 million (Note 5)	2	¥3 million
Statutory Auditors	5 (Note 2)	¥104 million (Note 4)	—	— (Note 6)	1	¥17 million
Total	18	¥841 million	5	¥90 million	3	¥21 million

NOTES:

1.	This figure includes 2 Directors who retired on June 20, 2002 and 1 Director who retired on January 29, 2003.
2.	This figure includes 1 Statutory Auditor who retired on June 20, 2002.
3.	The maximum amount of monthly remuneration for Directors approved by a resolution at the ordinary general meeting of shareholders held in June 1991 is ¥150 million.
4.	The maximum amount of monthly remuneration for Statutory Auditors approved by a resolution at the ordinary general meeting of shareholders held in June 1994 is ¥13 million.
5.	This bonus was paid pursuant to the approval of the appropriation of non-consolidated net profit at the ordinary general meeting of shareholders held in June 2002.
6.	The Corporation does not pay any bonuses to Statutory Auditors.

Dated: May 30, 2003

49